Information on

Extraordinary and Annual Stockholders’ Meetings April 19, 2012

Time: 3:00 pm, 03:20 pm and 03:40 pm

Location: Headquarter’s auditorium, at Praça Alfredo Egydio de Souza Aranha,
100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Index

1. Message from the Chairman of the Board of Directors	02

2. Officers’ Comments	03

3. Information on Extraordinary and Annual General Meetings	03

4. Convening Notice	05

5. Extraordinary General Meeting to be held at 3:00 p.m	06

6. Annual General Meeting to be held at 3:20 p.m.	07

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2012.	07
2. Allocation of Net Income for 2012	07
3. Election of the members of the Board of Directors and the Fiscal Council	08
4. Definition of the amount allocated to the compensation of the members of the Board of Officers, Board of Directors and Fiscal Council of the Company	08

7. Extraordinary General Meeting to be held at 3:40 p.m.	09

1. Capital Increase	09
2. Increase of the authorized capital limit	10
3. Amendment to the Bylaws	10
4. Consolidation of the Bylaws with the aforementioned amendments	10

Attachment I - Item 10 of the Attachment 24 of ICVM 480/09	12

Attachment II - Proxy	48

A - Proxy Template for Holders of Common Shares and Voting Instructions	47
B - Proxy Template for Holders of Preferred Shares and Voting Instructions	52
C - Proxy Template for Attorney-in-Fact Provided by the Company for each of the Stockholders’ Meetings (for Holders of Common Shares)	53
D - Proxy Template for Attorney-in-Fact Provided by the Company for each of the Stockholders’ Meetings (for Holders of Preferred Shares)	58
E - Information for Attachment 23 of ICVM 481/09	60

Attachment III - Attachment 13 of the ICVM 481/09	63

Attachment IV- Unibanco Stock Option Plan Performance	69

Attachment V - Stock Option Plan of Redecard S.A.	70

Attachment VI - Attachment 9-1-II of ICVM 481/09	73

Attachment VII - Itens 12.6 a 12.10 of Attachment 24 of the ICVM 480/09	77

Attachment VIII - Item 13 of Attachment 24 of the ICVM 480/09	101

Attachment IX - Information on Capital Increase	121

Attachment X - Proposal of Amendment of the Company’s Bylaws	124

Itaú Unibanco Holding S.A.

1. Message from the Chairman of the Board of Directors

São Paulo, March 20, 2013

Dear Stockholder,

The year of 2012 was for Brazil a transition period towards an economy model closer to the one observed in more developed countries. Interest rates have substantially decreased, as well as spreads and financial margins. On the other hand, taxes and infrastructure costs remained high in the country. Such scenario implies a structural change in banking activities, which will affect not only borrowers but also investors. A new set of products and services will be an essential part of our strategy. Additionally, we will consolidate our vision that the way to achieve sustainable results must involve transparent and long-last relationships with the clients.

“As part of our preparation for the new requirements of the market, we made important advances in the corporate governance structures and policies of the institution.”

In such market-changing environment, we have launched many new investment, credit, services, and insurance products. We have reorganized operational structures to promote efficiency and successfully carried out the greatest initial public offering in the Brazilian capital market history (R$11.7 billion) with the acquisition of the 49.98% of Redecard’s minority interest, a transaction that will result in a closer integration between the bank and Redecard regarding our relationship with merchants, in order to produce new solutions for payment methods. This transaction is also aligned with our strategy to increase income from services. Furthermore, we entered into an association with BMG, to begin our operation in the payroll-advance-loan market, through correspondent banks, and we started the process of allocating R$10.4 billion for the development of a technological platform to equip the bank to meet new demands. In 2014, we will open, in the city of Mogi Mirim, the first module of our new Data Center equipped with modern resources that will ensure us agility and security to service our clients.

As part of our preparation for the new requirements of the market, we made important advances in the corporate governance structures and policies of the institution. We issued our Transactions with Related Parties Policy and changed the composition of our Board of Directors, as expected since the association between Itaú and Unibanco, occurred by the end of 2008, and of our Executive Committee, last February. We ensured, thus, that relevant issues are analyzed with high frequency and transparency, strengthening the management and substantially contributing to the achievement of our ambitious goals. Accordingly, we propose to the Board’s meeting to rise to 62 years the age limit of the CEO, position presently held by Roberto Setubal. In our opinion, this creates adequate conditions for a structured succession process for the main positions of the organization.

Finally, we proved ourselves capable of being more efficient and competitive. Our teams could maintain the increase of corporate expenses below inflation in 2012, providing us with an outright competitive advantage. During this period, we reached R$1 trillion in total Assets, with Recurring Net Income of R$14 billion and Recurring Return on Equity of 19.4%. All this is the result of a consolidated strong corporate culture involving respect for the combined attitudes of Our Way to Do It, and faith in the meritocracy as the institution’s main instrument to create value.

In this context, we invite our shareholders to read this report, which analyzes the agenda of Itaú Unibanco’s Extraordinary and Annual Stockholders’ Meetings, scheduled for April 19, 2013. Our common objective remains unchanged: to improve and strengthen our Corporate Governance practices, as well as to expand the dialogue with the thousands of stockholders of Itaú Unibanco.

Have a good meeting!

Yours faithfully,

Pedro Moreira Salles

Chairman of the Board of Directors

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Introduction

The Stockholders’ Meetings are an important instrument for our stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco and, therefore, how the business is conducted. On April 19, the stockholders who hold ITUB3 shares (common shares) may vote issues that are essential for the organization, such as the capital increase, the bonus of 10% in the Company’s shares, the election of members of the Company’s Board of Directors and the Fiscal Council, and the allocation of net income earned in 2012. The stockholders who hold ITUB4 shares (preferred shares) may vote in the election of the members of the Fiscal Council nominated by preferred stockholders. The convening notice included in item 4 hereof includes the matters to be resolved on in the Itaú Unibanco’s Stockholders’ meetings.

The stockholder has the following options to take part of these meetings:

• In person: the stockholder should attend the meeting on April 19, 2013, in the Auditorium of the head offices, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walter Moreira Salles, Piso Guajuviras, in São Paulo, at 3:00 p.m., 3:20 p.m., and 3:40 p.m., bearing his/her identity document.

• By proxy:

Physical proxy: in this case, it should legally authorize someone to vote according to his/her voting instructions. Itaú Unibanco will make three attorneys-in-fact available, who will vote in person in strict accordance with the stockholder’s guidance. The proxy templates to be used by the stockholders who opt for this type of attendance may be found in Attachment II hereto.

Electronic proxy: to expand the attendance channels of the stockholders in the Stockholders’ Meetings, Itaú Unibanco will make an electronic platform available, likewise in last year, so that stockholders may cast their votes remotely, at “www.itau-unibanco.com/ir” or www.assembleianaweb.com.br. In the event the stockholder opts for this attendance channel, a proxy digitally signed will be generated, which will authorize the attorney-in-facts nominated by the Company to vote in accordance with the stockholder’s instructions in the electronic platform.

Item 3 of this document comprises detailed information for the stockholders’ attendance in said Meetings.

All important information for attendance in the Company’s Stockholders’ Meetings is included in this document, such as the data related to the capital increase and the share bonus, the economic and financial performance of Itaú Unibanco Holding in the 2012 fiscal year, an introduction with the résumés of the applicants for the reelection of the Board of Directors and Fiscal Council, a proposal for allocation of net income and a project for the amendment of Itaú Unibanco’s Bylaws, in addition to a description of the management’s compensation.

Since 2008, following the best corporate governance practices and continuously focusing on the transparency in the relationship with the market, we have presented this document as a tool for stockholders’ attendance in the Stockholders’ Meetings. Thus, we invite everyone to read it and learn more about Itaú Unibanco and our proposals for the Annual and Extraordinary Stockholders’ Meetings for this year.

For additional information on the Conglomerate, please visit the website on Investor Relations of Itaú Unibanco (www.itau-unibanco.com/ir).

Have a good meeting!

2. Officers’ Comments

The Officers’ Comments in the form specified in Item 10 of Attachment 24 of CVM Instruction 480/09 were made available on March 20, 2013 in the Periodic Information System (IPE) of the Securities and Exchange Commission (“CVM”), as well as on the Company’s Investor Relations website (www.itau-unibanco.com/ir), and its transcription can be found in Attachment I hereto.

3. Information on Extraordinary and Annual Stockholders’ Meetings

Date Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual Stockholders’ Meeting within four (4) months after the end of the fiscal year. The fiscal year of Itaú Unibanco Holding S.A. (“Itaú Unibanco”, “Company” or “Issuer”) starts on January 1 and ends on December 31 of each year. Accordingly, the Company shall hold the Annual Stockholders’ Meeting until April 30. This year the Stockholders’ General Meeting will be held on April 19.

Installation Quorum The Annual Stockholders’ Meeting shall be declared open in first call, with the attendance of Stockholders representing one fourth (1/4) of voting capital, i.e., holders of common shares, and, in second call, with any number of holders of common shares.

Pursuant to article 135 of Brazilian Corporate Law, amendments to the Bylaws shall be resolved on at an Extraordinary Stockholders’ Meeting, which shall be declared open in first call with the attendance of Stockholders representing at least two thirds (2/3) of the voting capital, and in second call, with any number of Stockholders.

Venue The Stockholders’ Meetings shall be held at the auditorium of the Company’s head office at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry, please note that admission of stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

p. 03

Convening Notice The Convening Notice included in item 4 hereof shall be published on April 4, 5 and 6, 2013 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on April 4, 5 and 8, 2013 in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau-unibanco.com/ir). This Convening Notice comprises all proposals submitted by the Board of Directors to be reviewed by the stockholders at the General Meetings to be held on April 19, 2013, including those stated in the Convening Notice divulged on March 20, 2013 and published on March 22, 23, and 26, 2013 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on March 22 (sole edition), 25 and 26, 2013 in the Valor Econômico newspaper.

Documents available to Stockholders The Management Report on the business and major administrative facts of the year, a copy of the financial statements, the report of Independent Auditors, the opinion of the Fiscal Council and a copy of summaries of the Audit Committee Reports were published on February 26, 2013 in the Valor Econômico newspaper (pages E3 to E18) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 34).

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the information listed in article 9 of CVM Instruction 481/09, which is attached hereto, was made available by the Company on March 20, 2013 through the Periodic Information System (IPE) of the CVM, and on the Company’s Investor Relations website (www.itau-unibanco.com/ir).

Proxies In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present the Attachments: II – A “Proxy Template for Holders of Common Shares”; and II – B “Proxy Template for Holders of Preferred Shares.”

Alternatively, the Company shall make available three (3) attorneys-in-fact suited to represent the stockholder at each meeting, who shall vote in strict accordance with the voting guidance given by the stockholder, as shown in Attachment II - C “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders’ Meetings” (for Holders of Common Shares), and Attachment II – D “Proxy Template for attorneys-in-fact provided by the company for the Annual Stockholders’ Meetings” (for Holders of Preferred Shares). Information on the proxy request, pursuant to Attachment 23 to CVM Instruction 481/09, is included in Attachment II – E hereto.

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy and other documents listed in the Convening Notice by mail or messenger at least 48 hours prior to the meetings to: Itaú Unibanco - Gerência de Assuntos Corporativos, Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to investor.relations@itau-unibanco.com.br.

In order to encourage the attendance of Stockholders at the General Meetings, the Company has implemented an online platform, “www.assembleianaweb.com.br”, by which an online proxy may be granted for representation purposes at the Stockholders’ Meetings, in conformity with the procedures described below.

To register, Stockholders may access the page www.itauunibanco.com/ir or “www.assembleianaweb.com.br”, in which they should fill out the registration form, by accessing it as follows: registration; stockholder; and register new stockholder. Upon completing the registration of the data requested in the registration form, the Stockholder will receive, via the email appointed in the registration form, the login and the password to access the digital environment of the Company’s Stockholders’ Meetings.

The Stockholder, with the respective data, should again access to the respective online platform - “Meeting’s Agenda”, and he/she will be automatically led to the voting guidance environment of the Company’s Stockholders’ Meetings.

The steps described below should be followed by the Stockholders:

For Brazilian Stockholders:

1) The Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) The Stockholder should fill out the digital certificate request form; then, he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in two (2) copies and signed, with the subsequent notarized signature;

b) The two (2) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

• Individuals - notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of residence, the latter should have been issued less than three (3) months before, and be owned by the Stockholder; or Legal entity - cnotarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy by the stockholder through which it grants powers to the legal representative individual, and in this case notarized copies of RG/RNE and CPF should also be forwarded.

c) After the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the digital certificate.

2) The Stockholder may read again the issues to be resolved at the Company’s Annual and Extraordinary Stockholders’ Meetings before divulging its vote, following the next and last steps; and

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3) By now the Stockholder, having already obtained the digital certificate, will be entitled to guide the vote through the online proxy. Upon confirming the voting guidance regarding each one of the items discussed in the Company’s Stockholders’ Meetings, the proxy granted will be digitally signed and one copy will be forwarded to the email of the Stockholder who had opted for the online proxy.

For Foreign Stockholders:

1) The Legal Representative of the Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Legal Representative of the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment and following the steps below:

a) the Legal Representative of the Stockholders should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in two (2) copies and signed, with the subsequent notarized signature;

b) the two (2) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, Sao Paulo/SP, CEP 04547-005, with the following supporting documentation:

Legal Representative - individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or Legal Representative - legal entity - proxy granted by the Foreign Stockholder to the Legal representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force, duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election of the legal representative individual, and in this case notarized copies of RG/RNE and CPF should also be forwarded.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

The Stockholders may exercise the right to opt for the online proxy up to 48 hours prior to the Company’s Extraordinary and Annual Stockholders’ Meetings.

Multiple Voting Pursuant to CVM Instructions 165/91 and 282/98, in order for the adoption of a multiple voting for electing members of the Company’s Board of Directors be required, Stockholder applicants should represent at least five percent (5%) of the voting capital.

Pursuant to Article 141, Paragraph 1 of the Corporate Law, the powers provided for in said article for the adoption of multiple voting rights should be exercised by Stockholders at least 48 (forty-eight) hours prior to the date the Stockholders’ Meeting is to be held, it being incumbent on the chairman presiding over the work of the Stockholders’ Meeting to inform the Stockholders prior to such meeting, on the basis of the “Stockholders Presence Register”, of the number of votes necessary for the election of each member of the Board of Directors.

Communication channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Fale Conosco” (Contact Us) on Itaú Unibanco’s website (www.itau-unibanco.com/ir). In the field “Assunto” (Subject), the Stockholder should select the option “Sugestões para o Conselho de Administração para a Assembleia Geral” (Suggestions to the Board of Directors to Stockholders’ Meeting)”.

4. Convening Notice

Authorized Capital: up to 6,000,000,000 shares

Subscribed and Paid in Capital:

R$ 45,000,000,000.00 - 4,570,936,100 shares

Extraordinary General Meetings and Annual General Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Extraordinary General Meetings and the Annual General Meeting to be held on April 19, 2012 in the auditorium at the Company’s head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the city and state of São Paulo for the purpose of examining the following proposals made by the Board of Directors in meetings held on March 20, 2013 and on March 28, 2013:

I - In an Extraordinary General Meeting to be held at 3:00 p.m.

1. To amend and consolidate the Itaú Unibanco and Unibanco-Performance Stock Option Plans with the purpose of:

- Itaú Unibanco Stock Option Plan: (i) improving the wording, making it clearer and more objective; (ii) creating new mechanisms for option grants to beneficiaries outside Brazil; (iii) unifying rules on the extinguishment of options in cases of death of the option holder; and (iv) amending the rule on the maintenance of the options in cases of retirement of the option holder;

- Unibanco-Performance Stock Option Plan: modifying (i) the rule on the maintenance of the options in the event of retirement of the option holder; and (ii) the rule on the period for exercising the options in the case of death, retirement on the grounds of disability or any other manner of involuntary absence from the option holder’s professional functions;

2. To deliberate on the Company’s assumption of the rights and obligations established in the current agreements signed with the beneficiaries of the Stock Option Plan of Redecard S.A., including the responsibility for the grants carried out within the scope of the said plan.

p. 05

II- In the Annual General Meeting to be held at 3:20 p.m.

3. To take cognizance of the Management Report, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ending December 31, 2012;

4. To deliberate on the allocation of net income for the fiscal year;

5. To elect members of the Board of Directors and Fiscal Council for the next annual term of office. In the light of the determination in CVM – Brazilian Securities and Exchange instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

6. To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the members of the Fiscal Council.

III - In an Extraordinary General Meeting to be held at 3:40 p.m.

7. To increase the subscribed and paid in capital stock in the amount of fifteen billion reais (R$ 15,000,000,000.00) through the capitalization of amounts posted to the Revenue Reserves – the Company’s Statutory Reserve with 10% bonus in shares of the Company;

8. To increase the limit of the authorized capital up to six billion and six hundred million (6,600,000,000) shares, proportional to the bonus in shares pursuant to item 7;

9. To amend the Corporate Bylaws in order (a) to reflect the new composition of the capital stock; (b) to outline the new limits for authorized capital; (c) to introduce the term “unified” into the provisions on the term of office of the Board of Directors; (d) include, among other competencies of the Board of Directors, to decide, on the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares; and (e) to define 62 as the age limit to be elected to the position of Chief Executive Officer, the age limit of 60 being maintained for the other positions on the Board of Executive Officers;

10. To Consolidate the Bylaws with the amendments mentioned above.

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders Meetings’ Manual.

The documents to be examined in the meetings are at the disposal of Stockholders on the Company’s investor relations website (www.itau-unibanco.com/ir), as well as on the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com. br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meetings bearing their identity document.

The Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law 6.404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (for documents produced overseas, the respective consularized and sworn translation):

a) Corporate Entities: certified copy of the articles of association/ bylaws of the represented corporate entity, proof of election of the members of management and the corresponding power of attorney with signature notarized by a notary’s office;

b) Natural Persons: power of attorney with signature notarized by a public notary’s office.

In order to facilitate the work of the General Meetings, the Company suggests that the Stockholders represented by attorneys-in-fact submit a copy of the documents listed above at least 48 hours prior to the meetings by mail or by messenger to Itaú Unibanco – Gerência de Assuntos Corporativos, Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô. Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or to e-mail relacoes.investidores@itau-unibanco.com.br.

To encourage Stockholder’s participation in the General Meetings, the Company has implemented an electronic platform through which an electronic power-of-attorney may be granted for representation in the General Meetings pursuant to procedures described in the General Stockholders Meetings’ Manual.

We wish to inform that entry to the Company’s head offices will be permitted as from 2:00 p.m. in order to organize Stockholder’s access to the Meetings.

São Paulo (SP), April 3, 2013.

BOARD OF DIRECTORS

ALFREDO EGYDIO SETUBAL

Investor Relations Officer

5. Extraordinary Stockholders’ General Meeting to be held at 3:00 p.m

1. The proposal of the Board of Directors to amend and consolidate the Stock Option Plans Itaú Unibanco and Unibanco-Performance shall be submitted to analysis, as follows

1.1 In the Stock Option Plan Itaú Unibanco, with a view to:

(i) improve its wording, so as to render it clearer and more objective.

Accordingly, items 1.4, 6.1 (a), (b), 8.1, 8.3 and 9 shall be amended.

(ii) establish new mechanisms for granting options to beneficiaries abroad.

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Establishing new mechanisms to provide effects equal to those for the purchase of shares and the contra party in options for the investment carried out by beneficiaries abroad.

Accordingly, item 6.2 shall be amended.

(iii) unify the rules governing termination of options in the event of option-holder death.

Excluding the difference regarding the rule of the exercise and force of the options in the event of death, prior or subsequent to his/her leaving. In addition, unifying the term of exercise of the options by the late holder’s successors, which shall be the same as the original term of exercise of the option.

Accordingly, item 7.5 shall be amended and item 7.5.1 shall be excluded.

(iv) amend the rule on maintenance of options in the event of option-holder retirement.

Excluding the rule on automatic maintenance of options in the event of his/her leaving due to the failure to be reelected in view of the management member reaching the limit age or the employee becoming 55 (fifty-five) years of age. Such maintenance shall be conditioned on approval of the Personnel Committee, pursuant to item 7.4.

Accordingly, item 7.3 shall be excluded.

The comparison between the current Stock Option Plan Itaú Unibanco with the proposed Plan is included in Attachment III hereto. This attachment also includes the information required by Attachment 13 of CVM Instruction 481/09.

1.2. In the Stock Option Plan Unibanco-Performance, with a view to amend:

(i) the rule on maintenance of options in the event of option-holder retirement.

Excluding the rule on the automatic maintenance of options in the event of option-holder retirement. Such maintenance shall be conditioned on approval of the Personnel Committee, pursuant to new item4.9.3 (renumbered).

Accordingly, item 4.9.2 shall be excluded.

(ii) the rule on the term of exercise of options in the event of death, retirement for disability or other involuntary impediment of option-holder.

In the events of death, retirement for disability or other involuntary impediment of option-holder, the original vesting period of the options shall be terminated, and the option-holder or his/her successor, as applicable, may promptly exercise the options.

Accordingly, item 4.9.3 shall be amended.

It is worth mentioning that the Stock Option Plan Unibanco-Performance was assumed by the Company, as resolved by the Extraordinary General Meeting held on April 24, 2009, and the Company merely honor the previously granted options. All stock purchase options granted after said meeting were carried out in connection with the Stock Option Plan Unibanco-Performance.

The comparison between the amended items of the Stock Option Plan Itaú Unibanco-Performance with the proposed Plan is included in Attachment IV hereto.

2. The proposal of the Board of Directors to assume the Stock Option Plan of Redecard S.A. (“Redecard Plan”) shall be submitted to analysis, as follows.

Since Redecard S.A. (“Redecard”) went private and considering the impossibility of delivering shares listed with BM&FBOVESPA to fulfill the obligations under Redecard Plan to its beneficiaries, the meeting will examine the Board of Director’s proposed deliberation on the assumption by the Company of rights and obligations set forth in the agreements in effect entered into with the beneficiaries under Redecard Plan, including the responsibility for the grant occurred under such plan. In connection with such assumption, Redecard Plan beneficiaries will have their options replaced with options of the Company and the Board of Directors will approve the criteria applicable to the conversion of options granted by Redecard into options granted by the Company. With respect to the options granted under the Redecard Plan, the provisions contained therein shall apply.

We noticed that such assumption included solely those options granted prior to Redecard going private. The Company shall not make any further granting under Redecard Plan.

Redecard Plan is included in Attachment V hereto.

6. Annual Stockholders’ Meeting to be held at 3:20 p.m.

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2012

The Management Report was released together with the Financial Statements, having been approved by the Board of Directors at its meeting of February 4, 2013. Said document was made available on February 5, 2013 in the Brazilian Securities and Exchange Commission’s Periodic and Eventual Information System (“IPE”) and on the Company’s website (http://www.itau-unibanco.com/ir), and was published on February 26, 2013 in the Valor Econômico newspaper (pages E3 to E18) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 34).

2. Allocation of Net Income for 2012

The Company recorded Net Income for 2012 in the amount of R$ 10,799,538,178.68 (ten billion, seven hundred ninety-nine million, five hundred thirty-eight thousand, one hundred and seventy-eight reais and sixty-eight cents), according to the statement of income made available on February 5, 2013 in the Periodic and Eventual Information System and on the Company website (http://www.itau-unibanco.com/ir), which was published with the Financial Statements on February 26, 2013 in the Valor Econômico newspaper (pages E3 to E 18) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 34).

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Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a) R$ 539,976,908.93 (five hundred thirty-nine million, nine hundred seventy-six thousand, nine hundred and eight reais and ninety-three cents) to Legal Reserve;

(b) R$ 5,176,548,569.91 (five billion, one hundred seventy-six million, five hundred forty-eight thousand, five hundred and sixty-nine reais and ninety-one cents) for payment of mandatory dividends, it being that such amount has already been paid in full.

(c) R$ 5,083,012,699.84 (five billion, eighty-three million, twelve thousand, six hundred and ninety-nine reais and eighty-four cents) to the Statutory Reserve, as follows:

• $ 2,541,506,349.92 (two billion, five hundred forty-one million, five hundred six thousand, three hundred and forty-nine reais and ninety-two cents) to Reserve for Dividend Equalization;

• R$ 1,016,602,539.97 (one billion, sixteen million, six hundred two thousand, five hundred and thirty-nine reais and ninety-seven cents) to the Reserve for Increase in Working Capital; and

• R$ 1,524,903,809.95 (one billion, five hundred twenty-four million, nine hundred three thousand, eight hundred and nine reais and ninety-five cents) to the Reserve for Capital Increase in Investees;

The Allocation of Net Income, as specified in Attachment 9-1-II of CVM Instruction 481/09, is found in Attachment VI hereto.

3. Election of the members of the Board of Directors and the Fiscal Council

The majority stockholder proposes that the following members of the Board of Directors be reelected, namely Messrs. Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal.

According to the criteria set out in the Corporate Governance Policy of the Company, Messrs. Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes are considered as independent members.

The majority stockholder also proposes that the Fiscal Council be convened and that the current members of the Fiscal Council appointed thereby be reelected, namely as effective members, Messrs. Alberto Sozin Furuguem and Iran Siqueira Lima as alternate members, Messrs. João Costa and José Caruso Cruz Henriques, respectively.

In addition to the members appointed by the controlling stockholder, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one (1) effective member and his/her respective alternate in a separate voting process. An equal right is given to minority stockholders, provided that they represent, in the aggregate, ten (10%) or more of voting shares.

In that respect, stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as holder of preferred shares, announced the nomination of two additional candidates to sit on the Fiscal Council, to be elected by the holders of preferred shares without voting rights with Mr. Luiz Alberto de Castro Falleiros being nominated effective member and Mr. Ernesto Rubens Gelbcke, his alternate.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, members to sit on the Fiscal Council, as described above, the other stockholders with voting rights may elect the effective and alternate members that, in any case, shall be in equal number of the elected ones under the aforementioned terms, plus one.

The detailed résumés, as well as other information required by items 12.6 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment VII to this document.

4. Definition of the amount allocated to the compensation of the members of the Board of Officers, Board of Directors and Fiscal Council of the Company

With respect to year 2013, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate amount of one hundred forty million and five hundred thousand reais (R$ 140,500,000.00) to the management bodies, with up to fifteen million and five hundred thousand reais (R$ 15,500,000.00) to the members of the Board of Directors and up to one hundred and twenty-five million reais (R$ 125,000,000.00) to the members of the Board of Officers. In relation to the members of the Fiscal Council, the proposal is for the Annual Stockholders’ Meeting to approve the individual monthly compensation of fifteen thousand reais (R$ 15,000.00) to effective members and six thousand reais (R$ 6,000.00) to the alternate members and that this compensation be valid until the Annual Stockholders’ Meeting of 2014. The compensation amounts approved can be paid in local currency, in shares of the Company (according to the proposal submitted to the Extraordinary Stockholders’ Meeting of April 20, 2012) or in any other way that management deems convenient.

As from January 1, 2012, Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”) sets forth new rules on compensation of management members of financial institutions. The variable compensation should be compatible with the institution’s risk management policies and at least fifty per cent (50%) of the compensation will be paid in shares or share-based instruments and at least forty per cent (40%) should be differed for payment within no less than 3 (three) years, and this differed portion will be subject to clawbacks, based on the result of the institution or business area during the period of deferral.

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The Company’s management members compensation policy was adjusted to comply with the Resolution on Compensation and, although the compensation amounts to be approved relate to year 2013, the variable compensation will be effectively attributed to the management members after the end of such year, that is, in 2014, after the performance of the Company and management members is determined. In addition, taking into account the variable compensation deferral structure, the compensation amounts for year 2013, effectively attributable in 2014, will be paid in shares within the differing period of no less than 3 (three) years.

For the purpose of calculating the aggregate amount of compensation paid in shares, the calculation criteria will consider the value of the Company’s preferred shares in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros in 2014, year in which the compensation is effectively attributable, irrespective of the year it is effectively paid.

As resolved at the Extraordinary Stockholders’ Meeting held on April 20, 2012, in order to limit the maximum dilution to which stockholders are subject as a result of the delivery of shares as variable compensation to management members, the following was approved:

(i) the sum of (a) the shares to be used as compensation, pursuant to the Resolution on Compensation, and (b) the number of options granted under the Company’s Stock Option Plan will not exceed the limit of zero point five percent (0.5%) of all the shares of the Company the majority and minority stockholders hold as of the closing balance sheet date of the same year; and

(ii) in the event that, in any given year, the number of (a) shares used for compensation purposes and (b) options granted under the Company’s Stock Option Plan is below the limit of zero point five percent (0.5%) of all the shares, the difference may be added for compensation purposes or for option grant purposes in any of the following seven (7) years.

For the purpose of calculating the limit of shares to be used for compensation purpose, the shares delivered in relation to year 2013 will be considered, irrespective of the year they were effectively attributed or paid.

In addition to the amounts established at the Stockholders’ meeting, the members of the Board of Directors and Board of Officers may receive, as compensation, Company’s profit sharing, which, under the provisions of paragraph 1 of Article 152 of the Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company’s net income, whichever is lower.

The Company may also grant, not for compensation purposes, stock options to its management members, pursuant to the Company’s Stock Option Plan.

The proposal for the Compensation of the management members in the manner specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment VIII to this document.

7. Extraordinary General Meeting to be held at 3:40 p.m.

1. Capital increase in the amount of fifteen billion reais (R$ 15,000,000,000.00), from forty-five billion reais (R$ 45,000,000,000.00) to sixty billion reais (R$ 60,000,000,000.00), with the capitalization of the following amounts recorded in the Revenue Reserves – Statutory Reserves:

Reserve for Dividend Equalization	5.004.893.815,52
Revenue - 2008	4.639.020.206,08
Revenue - 2009	365.873.609,44
Reserve for Increase in Working Capital	4.319.419.945,00
Revenue - 2008	2.731.769.369,80
Revenue - 2009	1.460.398.537,33
Revenue - 2010	127.252.037,87
Reserve for Capital Increase of Investees	5.675.686.239,48
Revenue - 2008	3.648.521.519,65
Revenue - 2009	2.027.164.719,83
Total	15.000.000.000,00

1.1     The share bonus will be at a ten percent rate (10%), and the capital will be increased with the issue of four hundred fifty-seven million, ninety-three thousand, six hundred ten (457,093,610) shares, of which two hundred twenty-eight million, nine hundred twenty-eight thousand, six hundred forty (228,928,640) are common shares, of which, two hundred twenty-eight million, nine hundred twenty-eight thousand, four hundred thirty (228,928,430) are outstanding common shares and two hundred ten (210) are treasury common shares. The remaining issued shares are two hundred twenty-eight million, one hundred sixty- four thousand, nine hundred seventy (228,164,970) preferred shares, of which two hundred twenty-two million, nine hundred nine thousand, five hundred forty-six (222,909,546) are outstanding preferred shares and five million, two hundred fifty-five thousand, four hundred twenty-four (5,255,424) are treasury preferred shares. The shares issued will be assigned to holders of shares, as share bonus at the rate of one (1) share of the same type to every ten (10) shares held.

1.2. The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market quotation value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus giving rise to added value to stockholders. New shares issued will be distributed free of charge and will benefit stockholders proportionally to their ownership interest held prior to the share bonus.

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1.3. The base date for the right to share bonus shall be divulged to the market by the Company after it obtains authorization from the Central Bank of Brazil. Accordingly, the Company’s shares will continue to be traded, until the date to be timely divulged, with the right to share bonus and, only after such date, they will be traded “ex right” to share bonus.

1.4. The new bonus shares shall be fully entitled to the earnings that will be declared after the date of inclusion of such shares in the stockholders’ positions, as described in item 1.3 above, under the same conditions of the Company’s preferred shares.

1.5. Monthly dividends shall be maintained at R$ 0.015 per share, so that the total amounts monthly paid by the Company to stockholders will be added by ten percent (10%), after the inclusion of the bonus shares in the stockholding position. The minimum annual dividend assured to preferred shares shall also be maintained at R$0.022 per share.

1.6. The share bonus shall always be granted in whole numbers, and the remaining amounts arising from share fractions shall be traded on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA“), and the net amount earned will be made available to stockholders who, at the base date, are registered as holders of the shares. The Company will disclose more details on this procedure on a timely basis.

1.7. The cost assigned to the share bonus is R$ 32.816035209943 per share, for purposes of the provisions of paragraph 1 of Article 47 of the Regulatory Instruction No. 1,022 of the Federal Revenue Office of Brazil, of April 5, 2010.

1.8. In the international market, simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) and in the Argentinean market (CEDEAR – Argentine Certificate of Deposit), shall also receive a share bonus of ten percent (10%), so that investors will receive one (1) new ADR/CEDEAR for every lot of ten (10) ADRs/CEDEARs of which they are the holders at the base date. Accordingly, the ADRs/CEDEARs will continue to be traded at the rate of one (1) Company’s preferred share to one (1) ADR/CEDEAR.

Attachment IX presents the information related to this proposed capital increase pursuant to Article 14 of CVM Instruction No. 481/09.

2. Increase of the authorized capital limit, proportionally to the share bonus of 10%, so that the Company is authorized to increase capital stock upon decision by the Board of Directors, irrespective of a statutory amendment, up to the limit of six billion six hundred million (6,600,000,000) shares, of which three billion three hundred thousand (3,300,000,000) are common shares and three billion three hundred thousand (3,300,000,000) are preferred shares.

3. Amendment to the Bylaws in order to:

a) reflect the new composition of capital stock, to reflect the amount of capital increase and the number of shares issued by the Company as a result of the share bonus, as proposed in item “1”;

b) resolve on the Company’s new authorized capital limits, pursuant to the proposal described in item “2”;

c) improve the wording on the term of office of members of the Company’s Board of Directors, in compliance with Tier 1 of Corporate Governance of BM&FBOVESPA, in force since May 10, 2011, so that it is expressly mentioned therein that the term of office is unified, as it has already been practiced in the Company. Accordingly, the proposal is to amend item 6.4 of the Company’s Bylaws to expressly provide the existence of the unified term of office for the members of the Board of Directors;

d) include a provision that the Board of Directors may resolve on the issue of credit instruments and other instruments convertible into shares because, pursuant to the new rules of Basel III, implemented by the Provisional Measure 608/13, credit instruments and other instruments convertible into shares issued by financial institutions may be computed for the institution’s referential equity. Therefore, the proposal is to amend item 6.7, XVII, of the Bylaws to enable the Board of Directors; and

e) adjust the Bylaws to the company’s new structure communicated in the Announcement to the Market made on February 21, 2013, so that the age limit to be elected C.E.O. will be sixty-two (62) on the date of election, with the age limit of sixty (60) years for the other positions in the Board of Officers. Accordingly, the proposal is to amend item 9.5 of the Bylaws to present the change in the age limit for the Company’s CEO.

4. Consolidation of the Bylaws with the aforementioned amendments

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment IX to this document.

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attachments

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ATTACHMENT I

ITEM 10 OF ATTACHMENT 24 OF CVM INSTRUCTION 480/09

ITEM 10 – COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a)    Financial and equity positions in general

2012

2012 was characterised by low growth worldwide, with high volatility arising from fears of an international crisis. However, there was no breakdown in the Eurozone, and the European Central Bank (ECB) has announced that it is ready to use the new plan for the purchase of securities. The European countries started to implement the required adjustments, even though there is still a long way to go. The main remaining challenges are fiscal consolidation and progress within the monetary union. On the other side of the Atlantic, the US Congress has approved new legislation and averted the so-called “fiscal cliff”. However, there are pending issues to be sorted out in 2013, such as a fresh decision on the “debt ceiling”. There was no sudden halt in China’s growth, as had been feared. The global outlook for 2013 is a little better, with steadier growth and fewer risks.

In the local scenario, growth was lower than expected. Brazilian gross domestic product (GDP) closed 2012 at 0.9%. In particular, there was a drop in industrial production and investment, which decreased over most of the year, restrained by uncertainty regarding the local and foreign economic scenarios. In view of the monetary and fiscal incentives in force and the relatively stable external scenario, Brazil should post higher growth in 2013, at approximately 3.0%.

Inflation measured by the IPCA (“Índice Nacional de Preçosao Consumidor Amplo”) was 5.8% at the end of 2012. In spite of the weak economic growth, the labor market continued heated. Unemployment is close to its minimum historical level and has kept the inflation rate for services high (8.7% in December). Inflation for industrial products increased due to a devaluated Real. Furthermore, supply shocks, such as the crop failure in the United States, have put pressure on inflation rates for food over the year. Our projected IPCA for 2013 remains high (5.7%) due to labor market conditions, inflation inertia and high expected inflation.

In October, the Central Bank ended the interest rate decrease cycle started in August 2011. The SELIC (“Sitema Especial de Liquidação e Custódia”) rate reached 7.25% per month and closed 2012 at this level. The Real has depreciated against the US Dollar, and the foreign exchange rate closed 2012 at R$2.05/US$.

Based on Central Bank data, the volume of new consumer loans in 2012 increased by 2.1%, in real terms (deflated by the IPCA), compared 2011. Likewise, the volume of new corporate loans went up by 1.6%. As a share of GDP, total outstanding loans increased to 53.5% in December 2012 from 49.0% in December 2011. Delinquency rate for corporate loans over 90 days past due remained relatively steady at a high level over the entire year, whereas the delinquency rate for consumer loans over 90 days past due rose over the first half and remained steady over the second half of the year.

Following the decrease in the SELIC rate, the banking interest and spread rates also decreased throughout 2012, and reached their lowest levels in history, except for the spread rates for individuals.

The Company’s net income for the year was R$13,594 million, with an annualized return on average equity of 18.4%, compared to 22.3% in 2011. As at December 31, 2012, consolidated assets totaled R$1,014,425 million and total consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million as at December 31, 2011. As at the same date, the Company’s solvency ratio on a fully consolidated basis was 16.7%.

The balance of credit transactions, including sureties and endorsements, was R$426,595 million as at December 31, 2012, a 7.5% increase compared to December 31, 2011. The balance of credit transactions, including sureties and endorsements, grew more slowly in 2012 compared to 2011. As at December 31, 2012, credit to individuals increased by 0.7%, while credit to companies increased by 8.8% compared to December 31, 2011. On credit to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 29.4%, respectively, mainly due to the favorable Brazilian scenario on real estate loans and payroll loans acquired from Banco BMG S.A., as we have given increased priority to lower risk portfolios. In terms of credit to companies, the corporate portfolio increased 15.5% as at December 31, 2012 compared to December 31, 2011 and this growth was partially offset by a 1.6% decrease in the very small, small and middle sized companies’ portfolio. As at December 31, 2012, credit operations in Chile, Uruguay, Paraguay and Argentina had increased by 41.7%compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Real against the currencies of these other countries and the US Dollar for the year ended December 31, 2012.

The Company’s allowance for loan losses increased by 34.2%, for the year ended at December 31, 2012, compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rate, especially on vehicle loans and personal loans, which follows the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations more than 90 days overdue) was 4.8%, as at December 31, 2012, representing a ten basis-point decrease compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio as at December 31, 2012 would have been 4.9%. In 2013, we intend to periodically assign vehicle portfolios overdue for over 360 days to affiliated companies.

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Redecard S.A.– in one of the largest transactions in the São Paulo stock exchange, we acquired 49.98 % of Redecard’s capital by way of a public tender offer, reaching 100% of stock, and cancelled this company’s registration as a publicly-held company. Redecard is one of the major players in the acquiring market in Brazil, accounting for the accreditation, capture, transmission, processing and financial settlement of transactions with credit and debit cards. This operation, carried out according to good corporate governance practices, will enable us offering products and services integrated into the bank’s clients and expanding our business to a number of Brazilian municipalities in which we today have no physical structure (branches and/or PABs). The total invested in the acquisition of Redecard’s outstanding shares was R$11.75 billion.

BancoItaú BMG Consignado S.A.– in July 2012, we entered into an association agreement with Banco BMG S.A., aimed at expanding our payroll loan operations. We are the controlling shareholders of BancoItaú BMG Consignado S.A., which resulted from this agreement, with a 70% interest in the total voting capital. We have the right to nominate the majority of the board of directors and the majority of the officers, including the Chief Executive Officer. Banco BMG has the right to appoint the officers responsible for the commercial, back-office and collection divisions, subject to Itaú Unibanco’s approval. In December 2012, BancoItaú BMG Consignado S.A. started operations.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the association. Itaú Unibanco will also provide funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-year term, through acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the association customers.

This transaction was approved by the Administrative Council for Economic Defense (CADE), and the final contracts regulating the BMG Association were entered into on (i) December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the Association and a contract of funding through assignment of credit rights, which stipulates Itaú Unibanco S.A.’s obligation to provide funding to Banco BMG S.A., and (ii) on January 7, 2013, such as the Shareholders Agreement of Banco Itaú BMG Consignado S.A. This transaction does not require prior approval of the Central Bank, is in effect since December 13, 2012. Nevertheless, BMG’s qualified interest in BancoItaú BMG Consignado S.A. is pending homologation of the Central Bank.

Serasa S.A. – in October 2012 we sold to Experian the remaining interest of 16.14% inSerasa, a leading company in services and products for analysis and information for credit and support to business for all segments in the market. Income before taxes arising from this sale was approximately R$ 1.5 billion in the fourth quarter of 2012.

Banco CSF S.A. –we acquired shares representing 49% of Banco Carrefour, responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels operated under the “Carrefour” brand in Brazil, an operation authorized by the Central Bank of Brazil on April 23, 2012.

Financeira Americanas Itaú S.A. –we ended the partnership with Lojas Americanas S.A. for the offer, distribution and commercialization, on an exclusive basis, of financial, insurance and social security products and services to customers of LASA and its affiliated companies in August 2012. The completion of this operation was approved by the Central Bank of Brazil on December 27, 2012.

Banco BPI – we sold 100% of our interest to La Caixa Group, BPI’s largest stockholder. The sale was authorized by the Central Bank of Portugal in April 2012. The association between Itaú Unibanco and BPI was particularly relevant for the Itaú Unibanco Conglomerate to build, starting in Portugal, the basis required to launch the European operation dedicated to the Itaú BBA segment (wholesale and investment bank), focused on supporting the international activities of European and Latin American companies, which are currently consolidated with representatives in London, Lisbon, Madrid, Frankfurt and Paris.

Orbitall – we carried out the sale of this card processor to the Stefanini Group, completed in May 2012. The completion of the merger of processes resulting from the Itaú Unibanco merger made the operation feasible, since we gained scale enough to process only our own cards with competitive edge and cost efficiency. The provision of this type of service to other financial institutions is unrelated to the main activity of the Itaú Unibanco group, and it was the reason for the sale.

2011

2011 was marked by high volatility in the international scenario, particularly from August onwards. The outlook for growth in the developed economies worsened, influenced by the need for major tax adjustments in subsequent quarters, particularly by the European economy. The private credit squeeze in the international markets as a consequence of the crisis was also a factor in the restrained growth. The European Central Bank provided liquidity for a three year period for a large number of financial institutions, contributing to a certain short-term relief from the financial conditions in the region. In the USA, growth above expectations in the second half of 2011 was a positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position remains sound, family indebtedness is low and consumption continues with the potential to grow.

In the domestic scenario, the trend towards a slowdown in the economic activity continued. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but also reflects the recent deterioration in the global economic scenario. Expectations of consumers and entrepreneurs remained lower than those recorded in the recent past. Gross domestic product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery compared to the stability noted in the previous quarter. Thus the annual GDP annual growth for 2011 was 2.7%.

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Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices, and lower increases in administered items contributed to the projection of lower inflation in 2012.

In this context, with more uncertainty regarding the foreign scenario and its possible impact on domestic activity, the Central Bank of Brazil started a process of reducing the SELIC rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliance segment, and a decrease in capital requirements and IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased by 4.4% in actual terms compared to same period of 2010 (after a 15.4% growth in 2010 compared to 2009). In the corporate segment, loans granted grew by 1.4% in 2011 compared to 2010, a year in which there was a 2.5% expansion compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, compared to 45.2% in December 2010. Defaults over 90 days reached 5.5% in December, compared to 4.5% at the end of 2010, due to the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1%, for 2010. As at December 31, 2011, consolidated assets totaled R$851,331 million and total stockholders’ equity was R$71,347 million. At the same date, our solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as at December 31, 2011, an increase of 19.1% compared to December 31, 2010. As at December 31, 2011, credits to individuals increased by 17.9%, whereas credit to companies increased by 17.9%compared to December 31, 2010. For credits to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. For credits to companies, the very small, small and middle sized companies’ portfolio increased by 13.0% from December 31, 2010 to December 31, 2011, whereas the corporate portfolio increased by 21.3% in the same period. The balance of sureties and endorsements added up to R$51,530 million as at December 31, 2011, representing an increase of 34.3% compared to December 31, 2010.

The result from the allowance for loan losses increased by 45.5% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Expenses for allowances for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010 to R$19,912 million in 2011, an increase of R$5,791 million. This growth is due to the increase in our credit portfolio and reflects the model of expected losses adopted in the institution’s loan risk management, based on the broad concept of Basel II (International regulatory framework for banks), which considers the potential losses for revolving loan. This model replaces the previous one, which contained, besides the expected losses, the concept of counter cyclical provisions, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$1,573 million provision reversal, gross of tax, in the fourth quarter of 2010. As at December 31, 2011, the 90-day default rate as a percentage of our total credit portfolio increased by 4.9%, compared to 4.1% at December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased by 4.2% of our total portfolio as at December 31, 2011, compared to 3.1% as at December 31, 2010.

During the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of the technology platforms are built and running in one environment.

Our results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010, reflected the significant impact of exchange rate variations. The exchange rate between the US Dollar and the Real changed significantly. During the year ended December 31, 2011, the Real depreciated by 12.6% against the US Dollar, while in 2010 the Real appreciated by 4.3% against the US Dollar.

In 2011, there was a change in the basis for consolidating FinanceiraItaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method. See Note 2(b) to the annual consolidated financial statements.

2010

In 2010, Brazil experienced strong growth, and GDP expanded by 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of the rapid expansion of domestic demand, which grew by 7.5% in 2010, driven mainly by the recovery of domestic consumption and investment expenditure, as well as the increase in fiscal expenditure.

The current account deficit (the net balance from the trading of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been in a negative position for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt, as at December 2010. Nevertheless, there are other external liabilities, such as investments in portfolios of shares and fixed income bonds, which rose from US$287 billion in 2008 to US$645 billion in January 2011.

There were concerns regarding the acceleration of inflation, and the inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5%, and close to the stipulated maximum rate of 6.5%. Inflation may continue to rise, and this could potentially affect our results. Delinquency rates in the Brazilian banking system decreased during 2010.

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Notwithstanding the relatively brief effects of the international crisis, there were new sources of strain, especially due to the burden of sovereign debt of European countries, and from the US due to fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries. All of these factors may affect the level of activity and increase the volatility in the Brazilian currency, the Real, with respect to the US Dollar, the Euro, the Yen, the Yuan and other currencies. The Brazilian government could choose to adopt further prudential macroeconomic measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (CMN) adopted measures aiming at restricting credit growth, including an increase in additional compulsory deposits and in capital requirements. The compulsory deposits of the banking system in the Central Bank increased by R$81.8 billion. These measures have moderated the growth in the volume of loans. Preliminary indicators such as the data for December showed that the average loans granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was less on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged on loans to individuals, seem to have increased. However, the total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As at December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As at the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis point decrease compared to December 31, 2009. This was mainly due to: (i) changes in capital requirement rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more details about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as at and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of the branches of Unibanco and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlighted the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio of individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted since 2009.

As at December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 19.8% increase compared to December 31, 2009. Credit to individuals increased by 16.3%, while credit to companies increased by 21.9% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected the significant impact on exchange rate variations. The exchange rate between the US Dollar and the Real changed significantly. During the year ended December 31, 2010, the Real appreciated 4.3% against the US Dollar, while in the year ended December 31, 2009 the Real appreciated 25.5% against the US Dollar. The decrease in income from financial operations before loan losses was mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulting in a decrease in expenses related to income tax and social contribution.

b) Corporate structure and possibility of redemption of shares or quotas

As at December 31, 2012, the capital stock comprised 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 were common and 2,281,649,700 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$45,000 million (R$45,000 million as at December 31, 2011), of which R$31,159 million (R$31,552 million as at December 31, 2011) is held by stockholders domiciled in the country and R$13,841 million (R$13,448 million at 12/31/2011) is held by stockholders domiciled abroad.

We deem the current Basel ratio of 16.7% based on the Economic-Financial Consolidated as at December 31, 2012 to be appropriate.

I - Cases for redemption

There is no case for the redemption of shares issued by the Company besides those which are legally provided for.

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) sources of financing used for working capital and investments in non-current assets; e) sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; g) limits on the use of the financing already contracted.

15

Our Superior Institutional Treasury and Liquidity Commission(CSTIL) determines the policy regarding asset and liability management. Our policy is to maintain a close match to our maturity, interest rate and currency exposure. In establishing our policies and limits, the Superior Institutional Treasury and Liquidity Commission takes into consideration the exposure limits for each market segment and product, and the volatility and correlation across different markets and products. The Institutional Treasury of Itaú Unibanco Holding has the ultimate responsibility for the conglomerate’s liquidity, including for all business units outside of Brazil.

We have invested in improvementsto the risk management of the liquidity. We always have a portfolio of high liquidity securities (an “operational reserve”) available, which represents our main source of liquidity. Our operational reserve, which is the total amount of assets that can be immediately turned into cash, based on local market practices and legal regulations, generally includes: cash and deposits on demand, funded positions in securities purchased under agreements to resell and unencumbered government securities.

We maintain separate liquidity pools for our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil (the most important in terms of size being Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA) and the entities used by the Brazilian operations for funding and serving their clients abroad (the most important ones in terms of size being Itaú Unibanco Holding S.A., Cayman Branch, Itaú Unibanco S.A., Cayman Branch, Itaú BBA S.A., Nassau Branch and Itaú Bank, a Cayman Islands indirect subsidiary of Itaú Unibanco Holding S.A.).

Every subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with significant autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general there are no liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances, like targeted capital increases. There are no liquidity pool minima established by Brazilian regulators, nor by regulators in the countries where the above mentioned foreign entities operate. We define our consolidated group operational liquidity reserve as the total amount of assets that can be immediately turned into cash based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as at December 31, 2012 and 2011, as well as the yearly average.

	As at December 31, 2012
			Average
	2012	2011	balance
	(In millions of R$)

Cash and deposits on demand	13,967	10,633	12,809
Funded positions of securities purchased under agreements to resell	22,896	24,589	40,188
Unencumbered government securities	83,980	44,741	48,995
Operational reserve	120,843	79,963	101,991

Management controls liquidity reserves based on the estimates of funds that will be available for investment by the treasury department. The technique employed involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of the counterparties.

Short-term minimum liquidity limits are defined according to the guidelines set by the Superior Institutional Treasury and Liquidity Commission (CSTIL). These limits aim to ensure sufficient liquidity, including in the event of unforeseen market events. These limits are revised periodically based on the projection of cash requirements in atypical market situations (i.e. stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Due to the Company’s stable sources of funding, which include a large deposit base, a large number of correspondent banks with which it has long-standing relationships as well as facilities in place, allowing access to further funding, we have not historically experienced liquidity problems, despite the recent disruptions in the international financial markets. We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

16

	2012		2011		2010
	Average	% of	Average	% of	Average	% of
	balance	Total	balance	Total	balance	Total
	(In millions of R$, except percentages)
Interest bearing liabilities	670,969	79.10%	579,525	78.60%	469,159	77.10%
Interest bearing deposits	206,429	24.40%	189,461	25.70%	165,785	27.30%
Savings deposits	73,916	8.70%	61,482	8.30%	52,586	8.60%
Deposits with banks	7,487	0.90%	2,374	0.30%	1,830	0.30%
Time deposits	125,026	14.80%	125,606	17.10%	111,369	18.30%
Deposits received under repurchase agreements	226,135	26.70%	197,732	26.80%	158,517	26.10%
Funds from the acceptance and issue of securities	53,468	6.30%	35,622	4.80%	20,780	3.40%
Borrowing and onlending	56,047	6.60%	53,165	7.20%	40,068	6.60%
Other obligations — Securitization of foreign payment orders and subordinated debt	45,965	5.40%	36,589	5.0%	28,579	4.70%
Technical provisions for insurance, pension plan and capitalization	82,926	9.80%	66,955	9.10%	55,428	9.10%
Non-interest bearing liabilities	176,822	20.90%	157,045	21.30%	139,113	22.90%
Non-interest bearing deposits	30,386	3.60%	26,306	3.60%	26,529	4.40%
Other non-interest bearing liabilities	146,436	17.30%	130,738	17.70%	112,585	18.50%
Total liabilities	847,792	100.00%	736,569	100.00%	608,272	100.00%

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements. For a more detailed description of our sources of funding, see Note 10 to our consolidated financial statements.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity to be adequate. The international financial turmoil magnified the importance of issues associated with funding and the liquidity of financial institutions around the world. In order to finance our operations, we increased the use of liquidity provided by savings and interbank deposits, interbank market debt and institutional market debt during 2011 and 2012. The balance of time deposits decreased its share on the total funding in 2012 because we utilized less expensive funding sources, such as Brazilian debentures subject to repurchase, which are reported under “securities sold under repurchase agreements” and are offered not only to institutional clients but also to private banking, corporate banking and retail clients.

Our ability to obtain funding depends on numerous factors, including credit ratings, general economic conditions, investors’ perceptions of emerging markets in general and of Brazil, in particular, the prevailing economic and political conditions in Brazil and government regulations in relation to foreign exchange funding.

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events, which are ordinarily found in long-term financing agreements. As at December 31, 2012, none of these events, including any events of default or failure to satisfy financial covenants, had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2013.

17

The following table sets out the breakdown of our sources of funding as at December 31, 2012, 2011 and 2010.

	As at December 31,
	2012		2011		2010
	R$ million	% of Total funding	R$ million	% of Total funding	R$ million	% of Total funding

Deposits	243,200	34.7%	242,638	41.9%	202,688	39.8%
Demand deposits	34,916	5.0%	28,933	5.0%	25,538	5.0%
Savings accounts	83,452	11.9%	67,170	11.6%	57,899	11.4%
Interbank	7,600	1.1%	2,066	0.4%	1,929	0.4%
Time deposits	117,232	16.7%	144,469	24.9%	116,416	22.8%
Other deposits	-	-%	-	-%	906	0.2%
Total short-term borrowing	244,249	34.8%	151,000	26.1%	159,784	31.3%
Own portfolio	70,690	10.1%	43,471	7.5%	98,424	19.3%
Third-party portfolio	106,529	15.2%	36,538	6.3%	23,070	4.5%
Free portfolio	1,313	0.2%	1,805	0.3%	950	0.2%
Bills of real estate loans	7,593	1.1%	14,470	2.5%	8,260	1.6%
Bills of credit related to agribusiness	2,736	0.4%	1,422	0.2%	2,660	0.5%
Financial bills	12,432	1.8%	2,544	0.4%	-	-%
M ortgage notes	44	0.0%	37	0.0%	48	0.0%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	1,569	0.2%	1,039	0.2%	292	0.1%
Foreign borrowing through securities	7,198	1.0%	9,947	1.7%	3,322	0.7%
Borrowing	18,902	2.7%	17,972	3.1%	12,009	2.4%
Onwlending	11,860	1.7%	11,037	1.9%	9,769	1.9%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Subordinated debt (1)	3,383	0.5%	10,718	1.9%	980	0.2%
Total long-term debt	213,982	30.5%	185,691	32.1%	147,290	28.9%
Own portfolio	93,079	13.3%	92,576	16.0%	66,472	13.0%
Third-party portfolio	-	-%	-	-%	-	-%
Free portfolio	17,207	2.5%	14,429	2.5%	10,740	2.1%
Bills of real estate loans	11,102	1.6%	1,280	0.2%	477	0.1%
Bills of credit related to agribusiness	2,586	0.4%	1,862	0.3%	114	0.0%
Financial bills	864	0.1%	11,764	2.0%	2,466	0.5%
M ortgage notes	183	0.0%	207	0.0%	254	0.0%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	-	-%	-	-%	1,091	0.2%
Foreign borrowing through securities	8,801	1.3%	6,984	1.2%	6,608	1.3%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Borrowing	4,175	0.6%	3,170	0.5%	3,640	0.7%
Onlending	24,188	3.4%	24,422	4.2%	21,920	4.3%
Subordinated debt	51,797	7.4%	28,997	5.0%	33,508	6.6%
Total	701,431	100.0%	579,329	100.0%	509,762	100.0%

(1) Includes redeemable preferred shares (recorded as minority interest in subsidiaries in our balance sheet.)

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has Funding, Borrowing and Onlending as its main sources of financing. The breakdown of funding by maturity is as follows:

	31/12/2012						31/12/2011
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	133,377	24,412	17,869	67,542	243,200	34.7	242,636	41.9
Deposits received under securities repurchase Agreements	144,413	17,838	16,281	110,286	288,818	41.1	188,819	32.6
Funds from the acceptance and issue of securities	3,863	15,665	12,043	23,536	55,108	7.9	51,557	8.9
Borrowing and onlending	3,276	15,793	11,694	28,363	59,125	8.4	56,602	9.7
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0	-	0.0
Subordinated debt(*)	797	2,453	132	51,797	55,179	7.9	39,715	6.9
TOTAL	285,726	76,162	58,019	281,522	701,430		579,329
% per maturity term	40.7	10.9	8.3	40.1
TOTAL - 12/31/2011	195,913	67,931	46,613	268,873	579,329
% per maturity term	33.9	11.7	8.0	46.4

(*) Includes R$ 807 million (R$ 741 million as at December 31, 2011) of redeemable preferred shares classified under minority interests in the balance sheet.

The table shows funding through the issue of subordinated debt securities up to December 31, 2012.

18

Description
Name of security	Principal (Original Currency)	Issue	Maturity	Return p.a.	Balance
Subordinated CDB

	1,558,200	2008	2013	100% of CDI + 0.5% to 0.6%	2,596,902
	48,401			106% to 107% of CDI	78,838
	40,000	2003	2013	102% of CDI	120,900
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6%	3,328,996
	33,200			IGPM + 7.22%	67,644
	1,000,000	2008	2014	112% of CDI	1,554,254
	400,000	2008	2015	119.8% of CDI	656,819
	50,000	2010	2015	113% of CDI	68,571
	465,835	2006	2016	100% of CDI + 0.7% (*)	892,070
	2,719,268	2010	2016	110% to 114% of CDI	3,728,057
	122,500			IPCA + 7.21%	174,363
	366,830	2010	2017	IPCA + 7.33%	523,812
				TOTAL	13,791,226

Subordinated LF
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	375,687
	1,874,000			112% to 112.5% of CDI	1,924,041
	30,000			IPCA + 7%	38,765
	206,000	2010	2017	IPCA + 6.95% to 7.2%	244,006
	3,223,500	2011	2017	108% to 112% of CDI	3,308,443
	352,400			IPCA + 6.15% to 7.8%	408,009
	138,000			IGPM + 6.55% to 7.6%	162,971
	3,650,000			100% of CDI + 1.29% to 1.52%	3,716,282
	500,000	2012	2017	100% of CDI + 1.12%	503,294
	42,000	2011	2018	IGPM + 7%	49,811
	30,000			IPCA + 7.53% to 7.7%	34,090
	460,645	2012	2018	IPCA + 4.40% to 6.58%	508,227
	3,782,100			100% of CDI + 1,01% to 1,32%	3,840,248
	6,373,127			108% to 113% of CDI	6,519,982
	112,000			Fixed rate + 9.95 to 11.95%	117,503
	2,000	2011	2019	109% to 109.7% of CDI	2,229
	12,000	2012	2019	Fixed rate + 11.96%	13,185
	100,500			IPCA + 4.70% to 6.30%	108,075
	1,000			110% of CDI	1,092
	20,000	2012	2020	IPCA + 6.00% to 6.17%	21,861
	1,000			111% of CDI	1,093
	6,000	2011	2021	109.25% to 110.50% of CDI	6,843
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,381,248
	20,000			IGPM + 4.63%	20,491
				TOTAL	24,307,476

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,063,220
	1,000,000	2010	2021	5.75%	2,095,141
	750,000	2011	2021	5.75% to 6.2%	1,533,877
	550,000	2012	2021	6.2%	1,140,175
	2,625,000	2012	2022	5.50% to 5.65%	5,406,475
	1,870,000	2012	2023	5.13%	3,847,996
				TOTAL	16,086,884

	41,528,200	2008	2033	3.5% to 4.5%	186,539
Subordinated bonds
				TOTAL	186,539

Preferred shares - USD	393,072	2002	2015	3.04%	807,189

TOTAL					55,179,314

(*) Subordinated CDBs may be redeemed starting November 2011.

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debt, and subordinated debt. It is worth mentioning that, with respect to actual debt, creditors prefer secured debts rather than the others up to the limit of the asset pledged to secure them since there is no subordination among the unsecured creditors or subordinated creditors.

19

The funding through the issue of subordinated debt securities is as follows:

R$million

	31/12/2012
	0-30	31-180	181-365	Over 365	Total	%
CDB	673	2,002	121	10,995	13,791	25.0
Financial bills	59	283	5	23,960	24,307	44.1
Euronotes	64	161	-	15,923	16,148	29.2
Bonds	-	4	6	177	187	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	797	2,449	132	50,994	54,372
Redeemable preferred shares	-	4	-	803	807	1.5
GRAND TOTAL (*)	797	2,453	132	51,797	55,179
% per maturity term	1.4	4.5	0.2	93.9

	31/12/2011
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred	-	-	-	(24)	(24)	(0.1)
TOTAL OTHER LIABILITIES	60	8,154	2,502	28,259	38,974
Redeemable preferred shares	-	3	-	737	741	1.9
GRAND TOTAL	60	8,157	2,502	28,997	39,715
% per maturity term	0.1	20.5	6.3	73.0

	31/12/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25,859	25,859	75.0
Debentures	-	-	-	2,570	2,570	7.4
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

A table showing the funding through issue of subordinated debt securities is included in Item 10.1. (f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has a provision regarding the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. As at December 31, 2012, no event of default or non-compliance with finance covenants had occurred.

Additionally, in March 2010 Itaú Unibanco Holding S.A. established a program for the issue and distribution of notes through certain financial intermediaries (the “Program”). The Program establishes that the Issuer itself, or its Cayman Islands branch, will issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. dollars). On February 20, 2013, we increased the limit to US$ 100,000,000,000.00 (one hundred billion U.S. Dollars).

20

To date, the following issues (the “Issues”) have been completed in accordance with the Program:

(i) First Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(ii) Second Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(iii) Third Issue: Senior Notes amounting to US$270,000,000.00 (two hundred and seventy million U.S. Dollars) issued on November 23, 2010, with maturity on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(iv) Reopening of the Second Issue: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issue of subordinated notes and are the second series of the second issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(v) Fourth Issue: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. Dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(vi) Reopening of the Fourth Issue: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. Dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes described herein were issued and distributed by reopening the Fourth Issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(vii) Fifth Issue: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. Dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(viii) Sixth Issue: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. Dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(ix) Seventh Issue: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issues impose certain conditions and restrictions on the Issuer, as follows:

a.      Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)	The entity that receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertaking to assume all other obligations imposed on the Issuer;

(ii)	No event of default occurs by carrying out these transactions; and

(iii)	From the first public announcement of the transaction and before its completion: the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

21

h) Significant changes in each item of the financial statements

Assets	31/12/2012	31/12/2011	31/12/2010	2012 X 2011	2011 X 2010

Current and long-term receivables	1,001,212	839,422	740,465	19.3%	13.4%

Cash and cash equivalents	13,967	10,633	10,097	31.4%	5.3%

Interbank investments	182,034	116,082	86,359	56.8%	34.4%

Securities and derivative financial instruments	276,174	187,880	186,562	47.0%	0.7%

Interbank and interbranch accounts	64,610	98,923	86,524	-34.7%	14.3%

Operations with credit granting characteristics and other receivables	366,285	345,483	295,053	6.0%	17.1%

(Allowance for loan losses)	(27,745)	(25,772)	(22,018)	7.7%	17.0%

Other assets	125,887	106,193	97,888	18.5%	8.5%

Permanent assets	13,213	11,909	10,979	10.9%	8.5%

Investments	2,956	2,717	3,250	8.8%	-16.4%

Fixes assets and leased assets	5,566	5,287	4,723	5.3%	11.9%

Goodwill	101	95	67	6.8%	41.8%

Intangible assets	4,589	3,810	2,934	20.4%	29.9%

Total assets	1,014,425	851,331	751,444	19.2%	13.3%

Liabilities	31/12/2012	31/12/2011	31/12/2010	2012 X 2011	2011 X 2010

Current and long-term liabilities	938,165	777,010	686,286	20.7%	13.2%

Deposits	243,200	242,638	202,687	0.2%	19.7%
Demand deposits	34,916	28,933	26,443	20.7%	9.4%
Savings deposits	83,451	67,170	57,899	24.2%	16.0%
Interbank deposits	7,600	2,066	1,929	267.9%	7.1%
Time deposits	117,232	144,469	116,416	-18.9%	24.1%

Deposits received under securities repurchase agreements	288,818	188,819	199,656	53.0%	-5.4%

Funds from acceptance and issue of securities	55,108	51,557	25,592	6.9%	101.5%

Interbank and interbranch accounts	4,979	4,048	3,668	23.0%	10.4%

Borrowing and onlending	59,125	56,602	47,338	4.5%	19.6%

Derivative financial instruments	11,128	6,807	5,705	63.5%	19.3%

Technical provisions for insurance, pension plan and capitalization	93,210	73,754	60,551	26.4%	21.8%

Other liabilities	182,598	152,785	141,088	19.5%	8.3%
Foreign exchange portfolio	31,104	26,182	22,035	18.8%	18.8%
Subordinated debt	54,372	38,974	33,830	39.5%	15.2%
Sundry	97,121	87,629	85,223	10.8%	2.8%

Deferred income	1,137	836	766	36.0%	64.4%

Minority interests in subsidiaries	903	2,139	3,513	-57.8%	-39.1%

Stockholders' equity	74,220	71,347	60,879	4.0%	17.2%

Total liabilities	1,014,425	851,331	751,444	19.2%	13.3%

We present below the main changes in the balance sheet accounts, at December 31, 2012, 2011 and 2010.

The total balance of assets was R$1,014,425 million, at the end of 2012, an increase of 19.2% compared to the previous year. As at December 31, 2011, the total consolidated assets of Itaú Unibanco amounted to R$851.332 million, an increase of 13.3% compared to the balance of R$751,443 million, as at December 31, 2010.

As at December 31, 2012, the loan portfolio, not including endorsements and sureties, reached R$366,285 million, an increase of 6.0% compared to December 31, 2011. In Brazil, the portfolio of loans to individuals totaled R$149,608 million, an increase of 0.8% compared to the same period of 2011. In the large companies segment, the portfolio balance was R$104,350 million and, in the very small, small and middle-market companies segment, it reached R$85,185 million, a combined increase of 6.6% compared to December 31, 2011. The loan and financing operations targeted at the retail market decreased by 0.4%, in the period, totaling R$234,792 million. In 2012, the mortgage loan portfolio reached R$18,047 million, an increase of 34.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$18,047 million, whereas loans to businesses reached R$7,790 million.

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As at December 31, 2011, the loan portfolio, not including endorsements and sureties, amounted to R$345,483 million, an increase of 17.1%, compared to December 31, 2010. In Brazil, the portfolio of loans to individuals totaled R$148,456 million, an increase of 17.3%, compared to the same period of 2010. In the large companies segment, the portfolio balance was R$90,604 million and, in the very small, small and middle-market companies segment, it reached R$87,163 million, a combined increase of 14.7%, compared to December 31, 2010. The loan and financing operations targeted at the retail market increased 15.8% in the period, totaling R$235,619 million. In 2011, the mortgage loan portfolio reached R$25,837 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to borrowers was R$13,450 million, whereas loans to businesses reached R$6,100 million.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. As at December 31, 2012, total deposits reached R$243,200 million, representing 34.7% of total funds. As at December 31, 2011, total deposits amounted to approximately R$242,638 million, representing 41.9% of total funds. As at December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funds. As at December 31, 2012, 2011 and 2010, our time deposits represented 48.2%, 59.5% and 57.4%, respectively, of total deposits.

The deposits balance, as at December 31, 2012, increased by 0.2%, compared to the same period of the previous year, basically due to an increase of 20.7% in funding through demand deposits and an increase of 24.2% in funding through savings deposits, offset by an 18.9% decrease in funding through time deposits.

The deposits balance, as at December 31, 2011, increased by 19.7% compared to the same period of the previous year, basically due to an increase of 24.1% in funding through time deposits and an increase of 16.0% in funding through savings deposits.

The deposits balance, as at December 31, 2010, increased by 6.3% compared to the same period of the previous year, basically due to an increase of 20.1% in funding through savings deposits.

Consolidated stockholders’ equity totaled R$74,220 million, as at December 31, 2012, compared to R$71,347 million, at the end of 2011, and R$60,879 million, on the same date in 2010, representing an increase of 4.0%, as at December 31, 2012, as compared to 2011 and of 17.2%, as at December 31, 2011, as compared to the same date in 2010. The variation for 2012 is basically due to the results for the period and the payment of interest on capital and dividends, as well as the recording of the acquisition of Redecard’s minority interest as a capital transaction. For 2011 and 2012, the increase in balances basically refers to the results for the period and the payment of interest on capital and dividends.

	In millions of R$)
	2012	2011	2010	2012 X 2011	2011 X 2010
Income from financial operations before loan losses	50,496	47,224	44,647	6.9%	5.8%

Results of loan losses	(19,362)	(14,424)	(9,911)	34.2%	45.5%
Expenses for allowance for loan losses	(24,025)	(19,912)	(14,121)	20.7%	41.0%
Income from recovery of credits written off as losses	4,663	5,488	4,209	-15.0%	30.4%

Gross income from financial operations	31,134	32,800	34,736	-5.1%	-5.6%

Other operating income/expenses	(14,845)	(14,545)	(14,481)	2.1%	0.4%
Banking service fees	14,488	13,912	12,341	4.1%	12.7%
Income from bank charges	5,825	5,135	4,760	13.4%	7.9%
Results of insurance, pension plan and capitalization operations	2,990	2,714	2,100	10.2%	29.3%
Personnel expenses	(14,027)	(13,356)	(12,452)	5.0%	7.3%
Other administrative expenses	(14,192)	(14,100)	(13,598)	0.7%	3.7%
Tax expenses	(4,485)	(4,092)	(4,168)	9.6%	-1.8%
Equity in earnings of affiliated/subsidiary companies	335	39	423	749.1%	-90.7%
Other operating income	278	393	529	-29.2%	-25.7%
Other operating expenses	(6,058)	(5,192)	(4,415)	16.7%	17.6%

Operating income	16,289	18,255	20,255	-10.8%	-9.9%

Non-operating income	1,242	191	81	550.7%	136.7%

Income (loss) before taxes on income and profit sharing	17,531	18,445	20,336	-5.0%	-9.3%

Income tax and social contributions	(3,224)	(2,855)	(5,886)	12.9%	-51.5%

Profit sharing - statutory	(159)	(192)	(261)	-17.1%	-26.4%
Management members - statutory	(159)	(192)	(261)	-17.1%	-26.4%

Minority interests in subsidiaries	(554)	(778)	(866)	-28.8%	-10.1%

Net income	13,594	14,621	13,323	-7.0%	9.7%

Item 10.1 - Additional information:

Not applicable.

Comments on the main changes in the statements of income for 2012, 2011 and 2010 are included in Item 10.2. (a) of this form.

10.2 –Directors should comment on:

a)    Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

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Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Highlights

For the year ended December 31, 2012, consolidated net income was R$13,594 million, with annualized return on average equity of 18.4%. As at December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, at December 31, 2011. As at December 31, 2012, our solvency ratio on a fully consolidated basis was 16.7%.

The balance of loan transactions, including endorsements and sureties, was R$426,595 million at December 31, 2012, with a 7.5% increase compared to December 31, 2011. The balance of loan transactions, including endorsements and sureties, grew at a slower pace, in 2012, as compared to 2011. The balance of loan transactions, including endorsements and guarantees, grew at a slower pace, in 2012, when compared to 2011. As at December 31, 2012, loans to individuals increased by 0.7%, while loans to companies increased by 8.8%, compared to December 31, 2011. For credit to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 29.4%, compared to the year ended December 31, 2011, respectively, mainly due to the favorable environment in Brazil for mortgages and the payroll loans portfolio acquired from Banco BMG S.A., as we focused on less risky portfolios. With respect to loans to companies, the corporate portfolio increased by 15.5% in 2012, compared to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and medium sized companies’ portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased by 41.7%, compared to December 31, 2011. This increase reflects the growth of our operations outside Brazil and the depreciation of the Real against the currencies of these countries and the U.S. Dollar in the year ended December 31, 2012.

The result of allowance for loan losses (Expenses for Provision for Loan and Lease Losses net of Recovery of Credits Written off as Loss) increased by 34.2% for the year ended December 31, 2012, compared to the year ended December 31, 2011. This increase was primarily due to an increase in default rate, especially due to vehicle loans and personal loans, which followed the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted for credit risk management which anticipates a provision for losses in scenarios of expected growth in default rates. The default rate (loan operations more than 90 days overdue) was 4.8%, at December 31, 2012, representing a ten basis point decrease compared to December 31, 2011. In the fourth quarter of 2012, we assigned to affiliated companies a $480 million portfolio of vehicle loans overdue for longer than 360 days. Excluding the impact of these assignment transactions, our 90 day non-performing loan ratio, as at December 31, 2012 would have been 4.9%. In 2013, we intend to periodically assign overdue portfolios to affiliated companies.

The 90-day coverage ratio (defined as our total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 158%, as at December 31, 2012 compared to a 90-day coverage ratio of 153% as at December 31, 2011. When the default rate decreases, an increase in the coverage ratio is expected. The provisions for allowance for loan losses are reversed only when there is a strong indication of the recovery of overdue loans, increasing the coverage ratio. During the year ended December 31, 2012, we made up a provision of R$5,058 million to supplement the minimum level of allowance for loan losses required by CMN Resolution No. 2,682. The portfolio of renegotiated loans (including extended, modified and deferred repayments) amounted to R$19,483 million, as at December 31, 2012, representing 5.3% of our total loan portfolio, an increase of 110 basis points, compared to December 31, 2011, mainly due to an increase in the amount of renegotiated collateralized loans (mainly vehicle loans)

Net Income

The table below shows the major components of net income, for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Income from financial operations	99,878	101,366	(1.5)%
Expenses on financial operations	(49,382)	(54,143)	(8.8)%
Income from financial operations before loan losses	50,496	47,224	6.9%
Results of loan losses	(19,362)	(14,424)	34.2%
Gross income from financial operations	31,134	32,800	(5.1)%
Other operating revenue (expenses)	(14,845)	(14,545)	2.1%
Operating income	16,289	18,255	(10.8)%
Non-operating income	1,242	191	n.m.
Income before taxes on income and profit sharing	17,531	18,445	(5.0)%
Income tax and social contribution expenses	(3,224)	(2,855)	12.9%
Profit sharing	(159)	(192)	(17.2)%
Minority interests in subsidiaries	(554)	(777)	(28.7)%
Net income	13,594	14,621	(7.0)%

For the year ended December 31, 2012, our net income was influenced by the realization of assets of R$836 million, mainly due to the sale of our investment in Serasa, the deferred tax assets recorded in connection with the increase in the social contribution tax rate (an after-tax gain of R$351 million), provisions for contingencies resulting from changes to the criteria for provision (an after-tax expense of R$873 million), the adjustment to our investment in Banco BPI in order to reflect its market value based on the share price until their sale on April 20, 2012 (an after-tax expense of R$305 million), changes in the calculation methodology for the allowance for loan losses (an after-tax expense of R$229 million), credit card reward programs (an after tax expense of R$185 million) and other non-operational items (an after-tax expense of R$43 million). See Note 22(k) to our annual consolidated financial statements.

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Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	60,164	59,103	1.8%
Securities and derivative financial instruments	25,803	26,061	(1.0)%
Insurance, pension plan and capitalization	7,144	5,930	20.5%
Foreign Exchange operations	1,283	914	40.4%
Compulsory deposits	5,484	9,359	(41.4)%
Total income from financial operations	99,878	101,366	(1.5)%

Income from financial operations decreased by 1.5% from R$101,366 million, for the year ended December 31, 2011, to R$99,878 million, for the year ended December 31, 2012, a decrease of R$1,488 million. This decrease is primarily due to the decrease in income from compulsory deposits, partially offset by increases in income from insurance, pension plan and capitalization and from loans, leases, and other credit operations

Income from Loans, Leases, and Other Credit Operations, including sureties and endorsements

Income from loans, leases, and other credit operations increased by 1.8% from R$59,103 million, for the year ended December 31, 2011, to R$60,164 million, for the year ended December 31, 2012, an increase of R$1,061 million. This increase was mainly due to an increase in the volume of loans and lease transactions; in particular, loans to large companies, mortgages, personal loans, and credit cards, as well as a significant increase in the volume of loans and leases denominated in or indexed to foreign currencies. This increase was offset by the higher growth in the loan portfolios of lower risk transactions and spreads lower than those with higher risk and spreads.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loans to individuals	150,075	149,010	0.7%
Credit card	40,614	38,961	4.2%
Personal loans	39,928	36,219	10.2%
Vehicles	51,220	60,093	(14.8)%
Real estate loans(1)	18,047	13,450	34.2%
Rural loans(1)	266	287	(7.3)%
Loans to companies(1)	247,227	227,324	8.8%
Large companies	158,534	137,234	15.5%
Very small, small and medium market	88,693	90,090	(1.6)%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	29,293	20,678	41.7%
Total of loans, leases and other credit operations (including sureties and endorsements)	426,595	397,012	7.5%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As at December 31, 2012, the total real estate loan portfolio totaled R$25,837 million and the total rural loan portfolio totaled R$6,616 million, compared to R$19,550 million and R$5,939 million, respectively, as at December 31, 2011.

The total balance of our loans, leases and other credit operations, including sureties and endorsements, was R$426,595 million as at December 31, 2012, a 7.5% increase compared to the balance of R$397,012 million, as at December 31, 2011, in line with the growth of the market for private banks. Loans to individuals totaled R$150,075 million as at December 31, 2012, an increase of 0.7% compared to December 31, 2011. The credit card lending balance increased by 4.2% from December 31, 2011 to December 31, 2012. Personal loans increased by 10.2% from December 31, 2011 to December 31, 2012, primarily as a result of the increase in the volume of payroll loans, which increased by 29.4%, mainly due to the payroll loans acquired from Banco BMG S.A., as we focused increasingly on less risky portfolios. Vehicle financing decreased by 14.8% as at December 31, 2012 compared to December 31, 2011, primarily as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.2% from December 31, 2011 to December 31, 2012, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$247,227 million as at December 31, 2012, an increase of 8.8%, as compared to December 31, 2011, driven primarily by increase in loans to large companies.

25

Loans to large companies totaled R$158,534 million, as at December 31, 2012, a growth of 15.5% as compared to December 31, 2011, in particular in export/import financing, payroll loans acquired from other financial institutions and working capital facilities. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$29,293 million, at December 31, 2012, an increase of 41.7% as compared to December 31, 2011, mostly as a result of the growth of operations in South American countries where we operate, excluding Brazil, and by the depreciation of the Real against several foreign currencies, particularly the US Dollar.

The portfolio of loans under renegotiation, including extended, modified and deferred repayments, amounted to R$19,483 million, as at December 31, 2012, which represents 5.3% of the total loans portfolio. As at December 31, 2012, the ratio of the allowance for loan losses to the renegotiated loan portfolio was 44.7%, a 0.3 percentage point increase, as compared to December 31, 2011. As at December 31, 2012, the default rate in relation to renegotiated loans was 33.1%, an increase of 140 basis points compared to December 31, 2011.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.0%, or R$258 million, from R$26,061 million for the year ended December 31, 2011, to R$25,803 million for the year ended December 31, 2012. This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries outside of Brazil and a reduction in the SELIC rate.

Income from Insurance, Pension Plan and Capitalization

Income from insurance, pension plan and capitalization increased by 20.5%, from R$5,930 million, for the year ended December 31, 2011, to R$7,144 million for the year ended December 31, 2012 (an increase of R$1,214 million). This was mainly due to increased revenue from pension plans, related to an increase in volume of 28.1%, or R$17,881 million, from R$63,605 million for the year ended December 31, 2011, to R$81,486 million for the year ended December 31, 2012.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$914 million, for the year ended December 31, 2011, to R$1,283 million for the year ended December 31, 2012. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased by 41.4%, or R$3,875 million, from R$9,359 million for the year ended December 31, 2011 to R$5,484 million for the year ended December 31, 2012. As at December 31, 2012, we had compulsory deposits of R$63,701 million compared to R$98,053 million as at December 31, 2011, of which R$55,112 million and R$90,869 million, respectively, were interest-earning. This decrease was primarily due to a change in the criteria for returns on compulsory deposits enacted by Circulars No. 3,569 and 3,576 which allowed part of the funds to be used for vehicle loan operations instead of compulsory deposits. Furthermore, the decrease in the average SELIC rate from 11.6%, during the year ended December 31, 2011 to 8.5%, during the year ended December 31, 2012 contributed to this decrease in income from compulsory deposits.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2012 and 2011

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Money market	40,426	46,285	(12.7)%
Technical provisions for pension plan and Capitalization	6,513	5,239	24.3%
Borrowing and on lending	2,443	2,618	(6.7)%
Total expenses on financial operations	49,382	54,143	(8.8)%

Expenses on financial operations decreased by 8.8%, from R$54,143 million for the year ended December 31, 2011 to R$49,382 million for the year ended December 31, 2012, a decrease of R$4,760 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on from money market transactions decreased by 12.7%, from R$46,285 million for the year ended December 31, 2011 to R$40,426 million for the year ended December 31, 2012, a decrease of R$5,859 million. This decrease was mainly due to the decrease in the SELIC rate, from an average rate of 11.8% during the year ended December 31, 2011 to 8.6% during the year ended December 31, 2012. This decrease was partially offset by a slight increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

26

Expenses on Technical Provisions for Insurance, Pension Plan and Capitalization

Expenses on technical provisions for insurance, pension plan and capitalization operations increased by 24.3%, from R$5,239 million for the year ended December 31, 2011 to R$6,513 million for the year ended December 31, 2012, an increase of R$1,274 million, mainly due to an increase of 28.1% in the volume of pension plans managed by us, from R$63,605 million as at December 31, 2011 to R$81,486 million as at December 31, 2012, due to a favorable economic environment for pension plans in Brazil.

Expenses on Borrowing and on lending

Expenses on borrowings and on lending decreased by 6.7%, or R$175 million from R$2,618 million, for year ended December 31, 2011 to R$2,443 million for the year ended December 31, 2012, mainly due to the impact of exchange rate variations on borrowing and on lending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses increased by 6.9%, from R$47,224 million for the year ended December 31, 2011 to R$50,496 million, for the year ended December 31, 2012, an increase of R$3,272 million, mainly as a result of the factors described in the topics of “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

Result of allowance for loan losses increased by 34.2%, from R$14,424 million for the year ended December 31, 2011 to R$19,362 million for the year ended December 31, 2012, an increase of R$4,938 million. The following table describes the main components of the result of allowance for loan losses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Expenses for allowance for loan losses	(24,025)	(19,912)	20.7%
Income from recovery of credits written off as loss	4,663	5,488	(15.0)%
Result of allowance for loan losses	(19,362)	(14,424)	34.2%

Expenses for Allowance for Loan Losses

Expenses relating to the allowance for loan losses increased by 20.7%, from R$19,912 million for the year ended December 31, 2011 to R$24,025 million for the year ended December 31, 2012, an increase of R$4,113 million. This was due to an increase in default levels in our vehicle and personal loan portfolios and this increase also reflects the expected loss model adopted for our credit risk management, which anticipates the provision for losses in scenarios of expected growth in non-performance rates levels in addition to the minimum levels of allowances for loan losses required by Resolution No. 2,682. The default rate (loan operations more than 90 days overdue) was 4.8%, at December 31, 2012, representing a 10 basis point decrease as compared to December 31, 2011. Furthermore, this increase is also due to the 7.5% increase in the total balance of our loans, lease and other credit operations, including endorsements and sureties, during the period.

At December 31, 2012, the balance of the allowance for loan losses totaled R$27,745 million. Of this total, R$22,687 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

At December 31, 2012, the balance of the allowance for loan losses in relation to our loan portfolio was 7.6%, as compared to 7.5% at December 31, 2011.

Income from the Recovery of Credits Written Off as Losses

Income from the recovery of credits written off as losses decreased by 15.0%, from R$5,488 million, for the year ended December 31, 2011 to R$4,663 million for the year ended December 31, 2012, a decrease of R$825 million. This decrease was primarily due to a change in the first quarter of 2012 in the criteria for accounting for discounts granted in the renegotiation of credits that had already been written off as losses, which previously reduced the income from financial operations (affecting loans, leases and other credit operations) and are now reflected in income from the recovery of credits written off as losses. This change in criteria would have reduced income from the recovery of credits written off as losses by R$609 million, for the year ended December 31, 2011, if it had been implemented in 2011, and the income from the recovery of credits written off as losses would have decreased by 4.4%, in 2012.

Gross Income from Financial Operations

Gross income from financial operations decreased by 5.1% from R$32,800 million for the year ended December 31, 2011 to R$31,134 million for the year ended December 31, 2012, a decrease of R$1,666 million.

Other Operating Revenue (Expenses)

The table below shows the main components of our other operating revenue (expenses) for the years ended December 31, 2012 and 2011.

27

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Banking service fees and income from bank charges	20,313	19,048	6.6%
Results from insurance, pension plans and capitalization operations	2,990	2,714	10.2%
Personnel expenses	(14,027)	(13,356)	5.0%
Other administrative expenses	(14,192)	(14,100)	0.7%
Tax expenses	(4,485)	(4,092)	9.6%
Equity in the earnings of affiliates and other investments	335	40	737.5%
Other operating revenue	278	393	(29.3)%
Other operating expenses	(6,058)	(5,192)	16.7%
Total other operating revenue (expenses)	(14,845)	(14,545)	2.1%

Banking Service Fees and Income from Bank Charges

Banking service fees and income from bank charges increased by 6.6%, from R$19,048 million, for the year ended December 31, 2011 to R$20,313 million for the year ended December 31, 2012, an increase of R$1,265 million.

Banking service fees increased by 4.1%, from R$13,912 million for the year ended December 31, 2011, to R$14,488 million for the year ended December 31, 2012, an increase of R$576 million. This increase was mainly due to increased revenue from management fees from assets under management, which increased by R$476 million (or 18.2%) from R$2,608 million for the year ended December 31, 2011, to R$3,084 million for the year ended December 31, 2012, mainly due to the 25.0% increase in the volume of assets under management, which increased from R$449,693 million as at December 31, 2011 to R$561,958 million as at December 31, 2012. We also saw an increase of 8.4%, or R$120 million, in other banking service fees, primarily due to higher revenue from the investment banking unit, mainly relating to economic and financial advisory activities. In addition, income from collection services increased by 8.0%, from R$1,333 million for the year ended December 31, 2011, to R$1,440 million for the year ended December 31, 2012, an increase of R$107 million. This was due to an increase in operational activity. The growing volume of our transactions with customers was partially offset by recent reductions in some of our banking service fees.

Income from bank charges increased by 13.4%, from R$5,135 million for the year ended December 31, 2011 to R$5,825 million for the year ended December 31, 2012, an increase of R$690 million, principally due to an increase in income from credit cards of R$429 million or 30.9%, from R$1,386 million for the year ended December 31, 2011 to R$1,814 million for the year ended December 31, 2012. The increase was also related to an increase of 53.7% or R$817 million in income from checking account services, mainly due to the greater volume of transactions and sales of new service packages. These increases were partially offset by the suspension in the collection of charges on contract amendments and the decrease in vehicle financing and leasing transactions.

Results of Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased by 10.2%, from R$2,714 million for the year ended December 31, 2011 to R$2,990 million for the year ended December 31, 2012, an increase of R$276 million. The increase in our results from insurance, pension plan and capitalization operations was mainly affected by the increases in premiums and contributions, together with increases in the volume of sales of insurance products.

Personnel Expenses

Personnel expenses increased by 5.0%, from R$13,356 million for the year ended December 31, 2011, to R$14,027 million for the year ended December 31, 2012, an increase of R$671 million. This increase in personnel expenses was mainly a result of the increase in expenses related to employee terminations and labor claims in connection with the restructuring process, as discussed below. This increase was also due to the collective bargaining agreements reached in September 2011, which increased both compensation and benefits by 9.0% for all employees, and in September 2012, which further increased compensation by 7.5% and benefits by 8.5%.The number of employees decreased by 7.8% from 104,542 employees at December 31, 2011 to a total of 96,977 employees as at December 31, 2012, mainly due to restructuring initiatives in our consumer business unit, which were intended to integrate systems and processes into a single platform, in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses (as part of this review, certain positions within our consumer business were transferred to our retail partners) and, to a lesser extent, due to the sale of Orbitall, which reduced the number of our employees by 1,231.

Other Administrative Expenses

Other administrative expenses increased by 0.7%, from R$14,100 million for the year ended December 31, 2011 to R$14,192 million for the year ended December 31, 2012, an increase of R$92 million. This increase in other administrative expenses was mainly due to inflation, which affected most contracts and costs such as those related to public services and other needed for the organic growth of our operations. We also recorded increased expenses related to higher operating activity, especially regarding related to data processing and communications, services from third parties, including marketing, advisory and consulting services, and financial systems services.

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Tax Expenses

Tax expenses increased by 9.6%, from R$4,092 million, for the year ended December 31, 2011, to R$4,485 million, for the year ended December 31, 2012, an increase of R$393 million. This increase in tax expenses was mainly due to increased operational activity.

Equity in Earnings of Affiliates and Other Investments

Equity in earnings of affiliates and other investments increased to a gain of R$335 million, for the year ended December 31, 2012, as compared to a gain of R$40 million, for the year ended December 31, 2011, mainly due to the adjustment to our investment in Banco BPI in order to reflect its market value based on its share price before the sale to La Caixa Group on April 20, 2012.

Other Operating Revenues

Other operating revenues decreased by 29.3% from R$393 million, for year ended December 31, 2011 to R$278 million, for the year ended December 31, 2012, a decrease of R$115 million, mainly related to the reversal of operating provisions amounting to R$92 million in the year ended December 31, 2011.

Other Operating Expenses

Other operating expenses increased by 16.7% from R$5,192 million for year ended December 31, 2011, to R$6,058 million for the year ended December 31, 2012, an increase of R$866 million mainly due to changes in 2012 to the criteria in the model for provisions increasing provisions for contingencies related to lawsuits primarily in connection with economic plans, and tax, pension plan and civil lawsuits.

Operating Income

Operating income decreased by 10.8%, from R$18,255 million for the year ended December 31, 2011 to R$16,289 million for the year ended December 31, 2012, a decrease of R$1,966 million.

Non-Operating Income

Non-operating income increased from R$191 million for the year ended December 31, 2011 to R$1,242 million for the year ended December 31, 2012, primarily as a result of the sale of our investment in Serasa S.A. for the amount of R$1,542 million, which was partially offset by expenses incurred in connection with the sale of our investment in Banco BPI to La Caixa Group and the loss of revenue due to the sale of Orbitall.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing decreased by 5.0% for the year ended December 31, 2011, from R$18,445 million to R$17,531 million for the year ended December 31, 2012, a decrease of R$914 million.

Income Tax and Social Contribution Expenses

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Income before income tax and social contribution	17,531	18,445	(5.0)%
Charges (income tax and social contribution) at the rates in effect	(7,012)	(7,378)	(5.0)%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	3,788	4,523	(16.2)%
Foreign exchange variation on investments abroad	617	1,097	(43.8)%
Interest on capital	1,789	1,662	7.6%
Dividends, interest on external debt bonds and tax incentives	188	280	(32.7)%
Prior period increases (reversal)	738	392	88.3%
Other	456	1,092	(58.2)%
Total income tax and social contribution expense	(3,224)	(2,855)	12.9%

Income tax and social contributions increased by 12.9%, from an expense of R$2,855 million for year ended December 31, 2011 to an expense of R$3,224 million for the year ended December 31, 2012. The main factor that contributed to this increase was the foreign exchange variations discussed below. In 2012, the Real depreciated 8.9% in relation to the U.S. Dollar.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. During the year ended December 31, 2012, the depreciation of the Real against the foreign currencies in which our subsidiaries operate generated gains that were not recognized for tax purposes. The depreciation of the Real generated taxable losses on derivatives instruments used as economic hedges, and taxable exchange rate gains on liabilities used as economic hedges.

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Profit Sharing

The profit sharing of members of our management decreased by 17.2%, from R$192 million for the year ended December 31, 2011 to R$159 million for the year ended December 31, 2012, a decrease of R$33 million.

Minority Interests in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$777 million for the year ended December 31, 2011, to an expense of R$554 million for the year ended December 31, 2012, a decrease of R$223 million, mainly due to our acquisition of shares from the minority shareholders of Redecard S.A. (Redecard).For additional information, see Note 16(e) to our annual consolidated financial statements.

The comparisons between the results of operations for the year ended December 31, 2011 and for the year ended December 31, 2010 should be read together with Note 22 (I) to our consolidated financial statements for the year ended December 31, 2012.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Highlights

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1% for 2010. As at December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. As of the same date the Company’s solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as at December 31, 2011, a 19.1% increase, compared to December 31, 2010. As at December 31, 2011, credit to individuals increased by 17.2%, while credit to companies increased by 18.4%, compared to December 31, 2010. For credit to individuals, the highlights were Real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 41.5%, respectively. With respect to credit to companies, the very small, small and medium-sized companies’ portfolio increased by 13.8%, from December 31, 2010 to December 31, 2011, while the corporate portfolio increased by 21.7% during the same period. The balance of sureties and endorsements was R$51,530 million as at December 31, 2011, a 34.5% increase as compared to December 31, 2010.

The result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for the allowance for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010, to R$19,912 million for 2011, an increase of R$5,791 million. This growth is primarily due to increased default levels, the increase in our credit portfolio and the new model for expected losses adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses on revolving loans. This model replaces the previous one, which contained, besides expected losses, the concept of countercyclical provisions, which are treated as a capital cushion according to the Basel III precepts. The adoption of this model resulted in an R$1,573 million allowance reversal gross of taxes, in the fourth quarter 2010. As at December 31, 2011, the ratio of 90-day non-performing loans, as a percentage of our total credit portfolio, increased to 4.9%, compared to 4.2% as at December 31, 2010. Credit under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio, as at December 31, 2011, compared to 3.1%, as at December 31, 2010.

The results of operations for the year ended December 31, 2011, compared to the year ended December 31, 2010, reflected a significant impact of exchange rate variations. The exchange rate between the U.S. Dollar and the Real changed significantly. During the year ended December 31, 2011, the Real depreciated by 12.6% against the U.S. dollar, while, in 2010, the Real appreciated by 4.3% against the U.S. Dollar.

In 2011, there was a change in the basis of consolidating for FinanceiraItaú CBD from full to partial consolidation, and for Porto Seguro from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

Net Income

The table below shows the major components of our net income, for the years ended December 31, 2011 and 2010.

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	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Income from financial operations	101,366	79,627	27.3%
Expenses from financial operations	(54,143)	(34,979)	54.8%
Income from financial operations before loan losses	47,224	44,648	5.8%
Results of loan losses	(14,424)	(9,911)	45.5%
Gross income from financial operations	32,800	34,736	(5.6)%
Other operating revenue (expenses)	14,545	(14,481)	0.4%
Operating income	18,225	20,255	(9.9)%
Non-operating income	191	81	135.8%
Income before taxes on income and profit sharing	18,445	20,336	(9.3)%
Income tax and social contribution expense	(2,855)	(5,886)	(51.5)%
Profit sharing	(192)	(261)	(26.4)%
Minority interest in subsidiaries	(777)	(866)	(10.3)%
Net income	14,621	13,323	9.7%

For the year ended December 31, 2011, our net income was influenced by provisions for contingencies related to civil litigation in connection with economic plans (an after-tax expense of R$285 million), the Program for Settlement or Installment Payment of Federal Taxes – Law No. 11,941 (an after-tax expense of R$509 million) and an adjustment made to our investment in Banco BPI, which reflects its market value based on the share price on December 31, 2011 (an after-tax expense of R$245 million).See Note 22(k) to our annual consolidated financial statements.

Income from Financial Operations

The table below shows the major components of our income from financial operations, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	59,103	51,315	15.2%
Securities and derivative financial instruments	26,061	18,714	39.3%
Insurance, pension plan and capitalization	5,930	4,513	31.4%
Foreign exchange operations	914	980	(6.7)%
Compulsory deposits	9,359	4,106	127.9%
Total income from financial operations	101,366	79,627	27.3%

Income from financial operations increased by 27.3%, from R$79,627 million for the year ended December 31, 2010, to R$101,366 million, for 2011, an increase of R$21,739 million. This increase is primarily due to increases in income from compulsory deposits, income from securities and derivative financial instruments, income from insurance, pension plans and capitalization products and income from loan, lease and other credit operations. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of such deposits. This increase was partially offset by a decrease in income from foreign exchange operations.

Income from Loans, Leases and Other Credit Operations

Income from loans, leases and other credit operations increased by 15.2% from R$51,315 million for the year ended December 31, 2010, to R$59,103 million for the same period in 2011, an increase of R$7,788 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular of loans to companies, vehicle financing, credit card and personal loans, as well as an increase in the volume of loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

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	Year ended December 31,
			Variation
	2011	2010	(%)
	(In millions of R$)
Loans to individuals	149,010	127,098	17.2%
Credit cards	38,961	33,030	18.0%
Personal loans	36,219	25,595	41.5%
Vehicles	60,093	60,118	0.0%
Real estate loans (1)	13,450	8,067	66.7%
Rural loans (1)	287	289	-0.7%
Loans to companies (1)	227,324	191,932	18.4%
Large companies	137,234	112,777	21.7%
Very small, small and middle market	90,090	79,155	13.8%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	20,678	14,397	43.6%
Total loans, leases and other credit operations (including sureties and endorsements)	397,012	333,427	19.1%

(1)	Mortgage loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2011, the total mortgage loan portfolio totaled R$19,550 million and the total rural loan portfolio totaled R$5,939 million, compared to R$13,257 million and R$5,425 million, respectively, as of December 31, 2010.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$397,012 million, as of December 31, 2011, a 19.1% increase compared to the balance of R$333,427 million, as of December 31, 2010.Loans to individuals totaled R$149,010 million as of December 31, 2011, an increase of 17.2% compared to December 31, 2010.The balance of credit card lending increased by 18.0%, from December 31, 2010 to December 31, 2011.Credit card lending is an increasingly important tool that we use to acquire new customers, particularly low-income individuals. Personal loans increased by 41.5%, from December 31, 2010 to December 31, 2011, primarily as a result of growth in loan volume at Unibanco branches, now integrated with the Itaú Unibanco network, and the revision of credit lines along with growth in number of clients while vehicle financing remained steady, compared to 2010.Real estate loans to individuals increased by 66.7%, from December 31, 2010 to December 31, 2011, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$227,324 million as of December 31, 2011, an increase of 18.4%, when compared to December 31, 2010, driven primarily by a 21.7% increase in loans to large companies totaling R$137,234 million, as of December 31, 2011.Loans to very small, small and middle market companies increased 13.8% compared to December 31, 2010, mainly in the sub segment of medium-sized companies. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$20,678 million, as of December 31, 2011, an increase of 43.6% compared to December 31, 2010, primarily driven by our growth of operations outside of Brazil, and also influenced by the appreciation of the real against these countries’ currencies.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments increased by 39.3% (or R$7,347 million) from R$18,714 million for the year ended December 31, 2010 to R$26,061 million for 2011.This increase in income from securities and derivative financial instruments reflects the higher base annual average rate (SELIC) in Brazil in 2011 (average 11.6%) compared to that in 2010 (average 9.8%), along with the increase in the average balance of securities in 2011, and higher gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries outside of Brazil.

Income from Insurance, Pension Plan and Capitalization Operations

Income from insurance, pension plan and capitalization operations increased by 31.4%, from R$4,513 million for the year ended December 31, 2010 to R$5,930 million for 2011, an increase of R$1,417 million. This was mainly due to increased revenue from pension plans, related to an increase in volume from operations and technical reserves from insurance, pension plan and capitalization operations, and also due to the increase in average interest rates from period to period.

Income from Foreign Exchange Operations

Income from foreign exchange operations decreased by 6.7%, or R$66 million, from R$980 million for the year ended December 31, 2010 to R$914 million for 2011.This decrease in income from foreign exchange operations was mainly due to lower arbitrage gains on foreign exchange operations.

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Income from Compulsory Deposits

Income from compulsory deposits increased by 127.9%, or R$5,253 million, from R$4,106 million for the year ended December 31, 2010 to R$9,359 million for 2011. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting on income from compulsory deposits. As at December 31, 2011, we had compulsory deposits of R$98,053 million, compared to R$85,776 million as at December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, were interest-earning.

Expenses from Financial Operations

The following table describes the main components of our expenses from financial operations in 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Money market	46,285	30,082	53.9%
Technical provisions for pension plan and capitalization	5,239	3,928	33.4%
Borrowing and onlending	2,618	969	170.2%
Total expenses from financial operations	54,143	34,979	54.8%

Expenses from financial operations increased by 54.8% from R$34,979 million for the year ended December 31, 2010 to R$54,143 million for 2011, an increase of R$19,164 million, mainly due to the increase in expenses from money market transactions and the increase in borrowing and onlending expenses as discussed below.

Expenses from Money Market Transactions

Expenses from money market transactions increased by 53.9%, from R$30,082 million for the year ended December 31, 2010 to R$46,285 million for 2011, an increase of R$16,203 million. This increase was mainly due to the increase in the annual average SELIC rate, from 9.8% in 2010 to 11.6% in 2011, and an increase in the balance of deposits. In addition to the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Expenses from Technical Provisions for Insurance, Pension Plan and Capitalization Operations

Expenses from technical provisions for insurance, pension plan and capitalization operations increased by 33.4%, from R$3,928 million for the year ended December 31, 2010, to R$5,239 million for 2011, an increase of R$1,311 million, mainly due to the increase in the volume of technical provisions for pension plans, which increased 21.8% in 2011, from R$60,551 million to R$73,754 million.

Expenses from Borrowing and Onlending

Expenses from borrowing and onlending increased by 170.2% or R$1,649 million, from R$969 million for the year ended December 31, 2010, to R$2,618 million for 2011, mainly due to the impact of exchange rate variations on borrowing and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 5.8%, from R$44,648 million for the year ended December 31, 2010, to R$47,224 million for 2011, an increase of R$2,576 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses from Financial Operations.”

Results of Loan Losses

The results of loan losses increased 45.5%, from R$9,911 million, for the year ended December 31, 2010, to R$14,424 million for the same period in 2011, an increase of R$4,513 million. The following table describes the main components of our results relating to the allowance for loan losses, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(19,912)	(14,121)	41.0%
Income from recovery of credits written off as losses	5,488	4,209	30.4%
Results of allowance for loan losses	(14,424)	(9,911)	45.5%

Expenses for Allowance for Loan Losses

The expenses relating to the allowance for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010, to R$19,912 million for 2011, an increase of R$5,791 million. This growth was primarily due to an increased level of defaults, and to the increase of our credit portfolio. Further, since the fourth quarter of 2010, the additional provision for loan and lease losses has begun to reflect the model for expected losses adopted in our credit risk management approach, based on the broad concept of Basel II, which considers potential losses on revolving loans. This model replaces a former one, which contained, besides expected losses, the concept of countercyclical provisions, which were treated as a capital cushion according to the Basel III precepts. In anticipation of the implementation of this model, we exceeded by R$270 million the minimum level of provision required by CMN Resolution No. 2,682 in 2011.

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As at December 31, 2011, the balance of the allowance for loan losses totaled R$25,772 million. Of this total, R$20,713 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

As at December 31, 2011, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5%, remaining stable from the same rate as at December 31, 2010.

The increase in renegotiations of loans previously written off as losses observed in 2011 resulted in an increase in the provision for loan and lease losses. For these renegotiations, we fully accrued the debit balance so as not to generate any result until a strong indication of loan recovery was obtained. Under this practice, our provision expenses increases because the related loans were already overdue, and thus had been accrued and recognized as losses in the past. This expenses growth is neutralized by the increase in income from recovery of loans written off as losses, without impact on net income.

Income from Recovery of Credit Written Off as Losses

Income from recovery of credit written off as losses increased by 30.4%, from R$4,209 million for the year ended December 31, 2010, to R$5,488 million, for 2011, an increase of R$1.279 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Gross income from financial operations decreased by 5.6%, from R$34,736 million for the year ended December 31, 2010 to R$32,800 million for 2011, a decrease of R$1,936 million, primarily due to increased expenses relating to loan losses.

Other Operating Revenue (Expenses)

The table below shows the main components of our other operating revenue (expenses), for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
			Variation
	2011	2010	(%)
	(In millions of R$)
Banking service fees and income from bank charges	19,048	17,101	11.4%
Results from insurance, pension plan and capitalization operations	2,714	2,100	29.2%
Personnel expenses	(13,356)	(12,452)	7.3%
Other administrative expenses	(14,100)	(13,598)	3.7%
Tax expenses	(4,092)	(4,168)	(1.8)%
Equity in the earnings of affiliates and other investments	40	423	(90.5)%
Other operating revenue	393	529	(25.7)%
Other operating expenses	(5,192)	(4,415)	17.6%
Total other operating revenue (expenses)	(14,545)	(14,481)	0.4%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 11.4% from R$17,101 million for the year ended December 31, 2010 to R$19,048 million for 2011, an increase of R$1,947 million.

Banking service fees increased by 12.7%, from R$12,341 million for the year ended December 31, 2010, to R$13,912 million for 2011, an increase of R$1,571 million. This increase was mainly due to increased revenue from credit card transactions, which increased R$827 million, or 15.7%, from R$5,284 million for the year ended December 31, 2010 to R$6,111 million for the same period in 2011, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash advances, offered by us through retailers. Fees from assets under management increased by R$122 million, or 4.9%, from R$2,486 million for the year ended December 31, 2010 to R$2,608 million for the same period in 2011, due to an 11.0% increase in the volume of assets under management, which increased from R$363,818 million as at December 31, 2010, to R$403,906 million as at December 31, 2011. Income from sureties and credits granted increased by 20.7% from R$1,460 million for the year ended December 31, 2010 to R$1,762 million for the same period in 2011, an increase of R$302 million. This change is related to an increase in our operational activity. We also had an increase of 18.3%, or R$220 million, in other banking service fees, primarily due to higher revenue from the investment banking unit, mainly those related to economic and financial advisory activities.

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Income from bank charges increased by 7.9%, from R$4,760 million for the year ended December 31, 2010, to R$5,135 million for 2011, an increase of R$375 million, mainly due to fees for loan transactions and service packages on a greater volume of transactions.

Results from Insurance, Pension Plan and Capitalization Operations

Our results from insurance, pension plan and capitalization operations increased by 29.2%, from R$2,100 million, for the year ended December 31, 2010, to R$2,714 million, for 2011, an increase of R$614 million. The increase in our results from insurance, pension plan and capitalization operations was mainly affected by the increases in premiums and contributions, together with increases in the volume of sales of insurance products.

Personnel Expenses

Our personnel expenses increased by 7.3%, from R$12,452 million for the year ended December 31, 2010, to R$13,356 million for 2011, an increase of R$904 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in September 2010, which increased compensation by 7.5%, for employees earning R$5,250 per month or less, and by the greater of (i) 4.29%, and (ii) a fixed amount of R$393.75 per month, for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees. Finally the labor union agreement, reached in September 2011, increased compensation by 9.0% for all employees. The agreement also established an increase of 9.0% in the benefits for all employees. In addition, we experienced a 3.2% decrease in the number of employees to a total of 104,542 employees as at December 31, 2011, compared to December 31, 2010, primarily because of reductions in personnel, as a result of restructuring initiatives in our consumer business unit, which were intended to integrate systems and processes into a single platform in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses. As part of this review, certain positions within our consumer business were transferred to our retail partners.

Other Administrative Expenses

Our administrative expenses increased by 3.7%, from R$13,598 million for the year ended December 31, 2010 to R$14,100 million for the same period in 2011, an increase of R$502 million. This increase in other administrative expenses was mainly due to our organic growth, in particular in the very small, small and middle market companies market. We also recorded increased expenses related to higher operating activity, especially those related to data processing and communication and services from third parties, including marketing, advisory and consulting services, and financial systems services. In addition, a portion of our expenses is subject to readjustment according to cumulative consumer inflation in Brazil, which reached 6.5% in 2011 according to IBGE/IPCA.

Tax Expenses

Our tax expenses decreased by 1.8%, from R$4,168 million for the year ended December 31, 2010 to R$4,092 million for 2011, a decrease of R$76 million. The decrease is mainly due to the results of the hedge of our investments in subsidiaries outside of Brazil using foreign-currency denominated liabilities or derivative instruments which are deductible for the purpose of Brazilian taxes.

Equity in the Earnings of Affiliates and Other Investments

Equity in the earnings of affiliates and other investments decreased by 90.5%, from R$423 million, for the year ended December 31, 2010, to R$40 million, for 2011, a decrease of R$383 million, due to an adjustment to our investment in Banco BPI to reflect its market value based on its share price as at December 30, 2011.

Other Operating Revenue

Our other operating revenue decreased by 25.7%, from R$529 million for the year ended December 31, 2010 to R$393 million for 2011, a decrease of R$136 million.

Other Operating Expenses

Our other operating expenses increased by 17.6%, from R$4,415 million for the year ended December 31, 2010 to R$5,192 million for 2011, an increase of R$777 million, mainly due to an increase in the provision for civil lawsuits.

Operating Income

Our operating income decreased by 9.9%, from R$20,255 million for the year ended December 31, 2010, to R$18,255 million for 2011, a decrease of R$2,030 million.

Non-Operating Income

Our non-operating income increased from R$81 million for the year ended December 31, 2010 to R$191 million for 2011, an increase of R$110 million.

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Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing decreased by 9.3% from R$20,336 million for the year ended December 31, 2010 to R$18,445 million for 2011, a decrease of R$1,891 million.

Income Tax and Social Contribution (Expenses) Benefit

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Income before income tax and social contributions	18,445	20,336	(9.3)%
Charges (income tax and social contributions) at the rates in effect	(7,378)	(8,134)	(9.3)%
Increase (decrease) to income tax and social contribution charges arising from:
(Additions) exclusions	4,523	2,248	101.2%
Foreign exchange variations on investments abroad	1,097	(372)	(394.9)%
Interest on capital	1,662	1,496	11.1%
Dividends, interest on external debt bonds and tax incentives	280	298	(6.0)%
Prior period increases (reversal)	392	626	(37.4)%
Others	1,092	201	443.3%
Total income tax and social contribution expenses	(2,855)	(5,886)	(51.5)%

Income tax and social contributions decreased 51.5%, to an expense of R$2,855 million for the year ended December 31, 2011 compared to an expense of R$5,886 million for 2010. The main factor that contributed to this increase was the results of the hedges of our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement, but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses for the purpose of determining our taxes on income, but do not affect our statements of income. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain or are not deductible. If they represent a loss, they constitute a permanent difference. From an economic perspective, we hedged our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains or losses on foreign-currency denominated liabilities are taxable or deductible for the purpose of calculating Brazilian taxes. During the year ended December 31, 2011, the depreciation of the Real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the Real generated taxable gains on derivatives instruments used as economic hedges and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing with members of management decreased by 26.4%, from R$261 million for the year ended December 31, 2010 to R$192 million for 2011, a decrease of R$69 million.

Minority Interests in Subsidiaries

The results from minority interests in subsidiaries decreased from an expense of R$866 million for the year ended December 31, 2010 to an expense of R$777 million for 2011, a decrease of R$89 million. This was mainly as a result of decreased earnings from our minority interest in Redecard. For additional information, see Note 16(e) to our annual consolidated financial statements.

10.2 –Directors should comment on:

•	Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services
•	Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

There were no significant variations in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2012, 2011 and 2010).

The market risk represents the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange rates, interest rates, and share and commodity prices, among other indexes on these risk factors.

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The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations, because it mainly represents the assets and liabilities of retail and derivative transactions used as hedges against market risk arising from these operations.

The Value at Risk (VaR) of the consolidated (the exposure to market risk of the portfolios of Itaú Unibanco andits foreign subsidiaries) maintained its higher levels over 2012, compared to the previous year, which may be observed in the Average Global VaR. During the period, we maintained our conservative management and diversified portfolio, and operated within reduced limits in relation to the bank’s capital.

Additionally, we adopted a foreign exchange risk management strategy for capital invested abroad, for which the purpose is to not allow any impact on the results due to exchange variations. To prevent the result to be exposed to exchange variation, it is necessary to build a liability position which volume is higher than the balance of the hedged asset, the so-called overhedge.

Our strategy to hedge investments abroad also considers the impact of all related tax effects: on those related to the non-taxation or deductibility of the foreign exchange variations in the respective moments of appreciation or devaluation, respectively, of the Real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when variations between the Real and foreign currencies are considerable, there is a significant impact on several financial income and expenses.

The Financial Margin with the Market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets) totaled R$3,801million in 2012, R$3,785 million in 2011, and R$4,029 million in 2010. The increase of R$16.0 million in the financial margin with the market in 2012,in relation to 2011, was influenced by the higher result in proprietary positions.

In 2011, we noted a decrease of 6.1% in the financial margin with the market, in relation to 2010,caused by the lower results from proprietary positions.

In compliance with CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors which were considered relevant. Each market risk factor was analyzed for sensitivity, using shocks of 25% and 50%, both for growth and for contractions. The highest resulting losses, per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of Itaú Unibanco’s exposure in exceptional scenarios.

Market risk is measured considering the portfolio separation between the trading and banking portfolios, according to the criteria established by the New Capital Accords (Basel II) and by the following regulations: BACEN Circular 3,354, of June 27, and CVM Resolution No. 3,464.

The sensitivity analyses, shown below, represent a steady assessment of the portfolio exposure, and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would point out that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or of hedging other financial instruments of this portfolio, and that are not subject to limitations on their marketability. These are transactions designated for obtaining benefits from price movements, actual or expected in the short term or arbitration opportunities.

In millions of R$
Banking portfolio	Exposure	31/12/2012 (*)			31/12/2011 (*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III

Fixed rate	Fixed rate on Brazilian Real	(1)	(28)	(56)	(1)	(28)	(55)
Foreign exchange coupons	Rates of currency coupons	(0)	(3)	(6)	0	(6)	(13)
Foreign currencies	Exchange variations	(0)	(10)	(20)	(7)	(187)	(374)
Price indices	Rates of price index coupons	(1)	(13)	(25)	(0)	(4)	(8)
Reference rate	Rate of TR coupons	0	(9)	(18)	0	(9)	(19)
Shares	Share price	4	(112)	(225)	1	(13)	(26)
	Total without correlation	3	(175)	(350)	(8)	(248)	(495)
	Total with correlation	2	(123)	(245)	(6)	(179)	(357)

(*) Amounts net of tax effects.

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The banking portfolio comprises transactions that do not fit into the trading portfolio. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of Itaú Unibanco Holding and held not for trading in the short term. Its compositionmay include derivatives.

In millions of R$
Trading and banking Portfolio	Exposure	31/12/2012 (*)			31/12/2011 (*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III

Fixed rate	Fixed rate on Brazilian Real	(4)	(95)	(190)	(4)	(108)	(216)
Foreign exchange coupons	Rates of currency coupons	(1)	(37)	(72)	(1)	(26)	(52)
Foreign currencies	Exchange variation	4	(105)	(211)	(2)	(49)	(98)
Price indices	Rates of price index coupons	(3)	(66)	(128)	(1)	(25)	(50)
Reference rate	Rate of TR coupons	(5)	(126)	(246)	(3)	(82)	(160)
Shares	Share price	7	(166)	(332)	1	(35)	(69)
	Total without correlation	(2)	(595)	(1,178)	(10)	(326)	(646)
	Total with correlation	(2)	(416)	(824)	(7)	(235)	(466)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one base point to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and one percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at 25 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 25 base points to currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

Scenario III: Shocks at 50 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 50 base points to currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. As at December 31, 2012, the net foreign exchange position, including investments abroad, was a liability totaling US$6,817 million. We point out that the policy of gap management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, is practically null and, therefore, consistent with the strategy of low risk exposure that we adopted.

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R$million
	12/31/2012
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Cash and cash equivalents	13.967	8.019	6.370	1.649	7.061
Interbank investments	182.034	168.830	168.717	113	14.962

Securities	276.174	239.405	239.220	185	65.014
Loan and lease operations	338.540	276.136	262.915	13.221	68.514
Operations with credit granting characteristics	366.285	302.667	289.446	13.221	69.728
(Allowance for loan losses)	(27.745)	(26.531)	(26.531)	-	(1.214)
Other assets	190.497	167.316	155.458	11.858	35.893
Foreign exchange portfolio	30.960	14.258	4.427	9.830	28.984
Other	159.537	153.059	151.031	2.028	6.909
Permanent assets	13.213	32.861	12.402	20.459	811
Total assets	1.014.425	892.567	845.082	47.485	192.254
Derivatives - long position				69.179
Total assets (a)				116.663

	12/31/2012
	Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	243.200	183.769	183.494	275	61.522
Deposits received under securities repurchase agreements	288.818	271.039	271.039	-	17.778
Funds from acceptance and issue of securities	55.108	67.402	39.575	27.827	14.744
Borrowing and onlending	59.125	44.496	36.724	7.771	21.975
Interbank and interbranch accounts	4.979	4.858	2.593	2.265	121
Derivative financial instruments	11.128	8.422	8.422	-	3.453
Other liabilities	182.598	144.055	134.233	9.823	51.258
Foreign exchange portfolio	31.104	14.430	4.946	9.484	28.956
Other	151.494	129.625	129.287	339	22.303
Technical provisions for insurance, pension plan and capitalization	93.210	93.173	91.256	1.916	37
Deferred income	1.137	1.039	761	278	98
Minority interests in subsidiaries	903	95	95	-	807
Stockholders' equity of parent company	74.220	74.220	74.220	-	20.459
Capital and reserves	60.626	60.626	60.626	-	19.067
Income for the period	13.594	13.594	13.594	-	1.392
Total liabilities	1.014.425	892.567	842.412	50.155	192.254
Derivatives - short position				80.439
Total liabilities and stockholders' equity after adjustments (b)				130.594
Net foreign exchange position - Itaú Unibanco (c = a - b)				(13.931)
Net foreign exchange position - Itaú Unibanco (c) in US$				(6.817)

10.3. Directors should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

The operating segments of Itaú Unibanco are as follow:

•         Commercial Banking, the income from which is obtained from the offering of financial products and the provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) and to small and middle-market companies

•         Itaú BBA, which is responsible for banking operations with large companies and investment banking activities

•         Consumer Credit, the income of which is from financial products and services offered to non-current account holder clients

•         Activities with the market + Corporation, which represents the financial margin with the market, costs associated with treasury operations, income associated with excess capital, excess subordinated debt, carrying forward of the net balance of deferred tax assets and tax debts, the reversal of the additional allowance for loan losses, equity in the earnings of companies not included in any of the segments and the adjustments related to minority interests in subsidiaries.

Itaú Unibanco did not introduce or dispose of any operating segments in 2012, 2011 or 2010.

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b) incorporation, acquisition or disposal of ownership interest1

2012

Public Tender Offer of Redecard

Starting September 24, 2012, in the year’s biggest transaction on the São Paulo Stock Exchange, through a share purchase offer we acquired 49.98% of the equity of Redecard, totaling 100% of the shares. On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s registration as a publicly-held company. We recorded this acquisition of Redecard’s minority interest as a capital transaction because the change in our ownership interest in Redecard did not constitute transfer of control. The difference between the amount paid and the amount corresponding to minority interests was recognized directly as consolidated stockholders’ equity, under “income reserves” in the amount of R$ 11,150 million that, net of tax effects, amounted to R$ 7,360 million.

BMG Association

On July 9, 2012, Itaú Unibanco entered into an association agreement with Banco BMG S.A. (“Banco BMG”), a privately-held Brazilian bank, forming a joint venture for the distribution of payroll loans in Brazil (the “BMG Association”). The BMG Association is structured as a new financial institution, BancoItaú BMG Consignado S.A. (the “Association”), controlled by Itaú Unibanco, who holds, indirectly, 70.0% of the shares issued by the Association. BMG holds the remaining 30.0% stake in the Association. The initial stockholders’ equity of the Association was approximately R$1 billion. Itaú Unibanco has the right to nominate the majority of the board of directors of the Association and the majority of the officers of the Association, including the Chief Executive Officer. Banco BMG has the right to appoint the officers responsible for the commercial, back-office and collection divisions of the Association, subject to Itaú Unibanco’s approval.

Banco BMG will share its distribution channels operated through banking agents (correspondentesbancários) with the Association, which has the right to grant 70.0% of the payroll loans generated by such distribution channels. The remaining 30.0% of such loans may be granted directly by Banco BMG.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the Association. Itaú Unibanco will also provide funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-year term, through the acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the Association’s customers.

Following approval of this transaction by CADE, definitive agreements governing the BMG Association were executed on December 13, 2012, and included an investment agreement governing each party’s rights and obligations under the Association, and an agreement for the provision of funding through assignment of credit rights governing Itaú Unibanco’s provision of funds to Banco BMG. The transaction closed on January 7, 2013 and it has been subject to ongoing review by the Central Bank.

Serasa

On October 22, 2012, Itaú Unibanco Holding, through BIU Participações S.A., entered into a stock purchase agreement with Experian Brasil Ltda., under which it undertook to sell 100% of its equity stake, corresponding to 601,403 common shares, in Serasa S.A., a credit bureau.The result before taxes of such transaction corresponded to R$1,542 million on the third quarter of 2012. This transaction closed on November 23, 2012.

Banco BPI

On April 20, 2012, Itaú Unibanco Holding, through its subsidiary IPI Itaúsa Portugal Investimentos, SGPS, Lda., entered into an agreement to sell its total interest of 18.87% in the capital of Banco BPI S.A. to Caixabank S.A. (“La Caixa”), a company belonging to the La Caixa Group.

The operation was approved by the Central Bank of Portugal on April 30, 2012 and was consummated on May 3, 2012, when La Caixa paid Itaú Unibanco Holding approximately € 93 billion for this acquisition. The transaction had a positive effect of approximately R$106 million on the consolidated stockholders’ equity and a non-recurring negative effect of approximately R$ 205 million on net income. These effects were recorded in the second quarter of 2012.

2011

Banco Carrefour

On April 14, 2011 Itaú Unibanco, a subsidiary of Itaú Unibanco Holding, entered into a share purchase and sale agreement governing the indirect acquisition by Itaú Unibanco of 49.0% of Banco CSF S.A. (“Banco CSF”) for the amount of R$725 million. Banco CSF is the entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services through the distribution channels of Carrefour Comércio e Indústria Ltda., which operates under the “Carrefour” brand in Brazil. This transaction was approved by the Central Bank in April 2012 and closed on May 31, 2012.

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2010

There are not any material transactions to be reported.

c) unusual events or operations

In 2012, 2011, and 2010 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

R$ million

	2012	2011	2010
Recurring net income	14,043	14,641	13,023
Non-recurring events	(449)	(20)	300
Partial reversal of additional allow ance for loan losses	-	-	1,038
Realization of assets	836	-	-
Tax contingencies	-	-	(380)
Increase of CS rate	351	-	-
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	-	509	145
Provision for contingencies	(873)	(285)	(467)
Tax and social security	(253)	-	-
Civil actions	(145)	-	-
Economic plans	(328)	(285)	(467)
Labor claims	(105)	-	-
Other	(44)	-	-
Impairment -BPI	(305)	(245)	-
Allow ance for loan losses	(229)	-	-
Rew ard program - Credit cards	(185)	-	-
Benefits to employees - Technical Pronouncement CPC 33	-	-	(35)
Other	(43)	-	-
Net income	13,594	14,621	13,323

10.4. Directors should comment on:

a) significant changes in accounting practices

2012

The preparation and disclosure of financial statements relied upon conceptual structure that is in accordance with the provisions in Resolution nº 4,144/12, of the Central Bank of Brazil, to the extent not conflicting with previously issued rules.

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

The Accounting Policies, Changes in Estimates and Correction of Errors, beginning 2011, were recognized in accordance with Resolution No. 4,007/11 of the Central Bank of Brazil.

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of July 10, 2009.

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b) significant effects of the changes in accounting practices

The following were the significant effects on the accounting practices:

•	As from January 2012, ITAÚ UNIBANCO HOLDING, according to Resolution nº 3,533/08, changed the accounting and disclosure of financial assets sale or transfer transactions in which risk is retained, that is, transactions in which we are the assignors, the asset is no longer written off and income may not be immediately recognized. With respect to transactions in which we are the assignees, the amounts paid in the acquisition must be accounted for as rights receivables from the assignor and income will be recognized for the remainder of the term of the agreements acquired.
•	As from July 2011, ITAÚ UNIBANCO HOLDING, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) in addition to the mandatory minimum dividend.
•	As from December 31, 2010, ITAÚ UNIBANCO HOLDING, in accordance with CVM Resolution No. 600/09, recognizes as assets the difference, if positive, between the fair value of the assets of a plan and the actuarial liabilities, taking into consideration the limit of a defined benefit asset.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2010, 2011, and 2012.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, applicable to the financial institutions authorised to operate by the Central Bank of Brazil, as of and for the years ended December 31, 2012, 2011, and 2010. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires Management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for revenues, expenses, gains and losses during the reporting periods and subsequent periods, as effective results may differ from those ascertained based on such estimates and assumptions.

These estimates and assumptions are used, for example, for the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization.

All estimates and assumptions used by the Management are in accordance withthe accounting practices adopted in Brazil and are the best current estimates made in accordance with applicable standards. Estimates and judgment are assessed continuously, considering past experience and other factors.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears). In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in 2010, we included as part of the “additional allowance” countercyclical provision. As from December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

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Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us. We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

43

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2012 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO “) Integrated Framework. The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2012.

b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering circular

No public offering of securities was carried out.

c) If there was any deviation, the reasons for such deviation

No public offering of securities was carried out.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

None.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 415 million, exclusively composed of real estate loan operations of R$ 398 million and rural loans of R$ 17 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for constructions in progress

None.

V - Agreements for future receipt of financing

None.

b) Other items that are not presented in the financial statements

None.

44

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 18 million.

b) the nature and purpose of the operation

Real estate loan:

Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$ 217 million.

Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$ 181 million.

Rural loan:

Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$ 17 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a)investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

In 2013, Itaú Unibanco expects to open approximately 80 regular branches concurrently with the opening of new platforms for small companies.

At the end of 2012, we had 5,027 points of service, including regular branches and service centers (PAB), an increase of 49 branches (Brazil and abroad) in one year. The remodeling of the retail service network, based on the new relationship model with clients reached a total of 1,700 units remodeled at the end of 2012, 200 of which were remodeled in 2012.

At the end of 2011, we had 4,984 points of service, including regular branches and service centers (PAB), an increase of 105 branches in one year. There were a total of 1,500 units remodeled at the end of 2011, 440 of which were remodeled in 2011.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

In September 2012, we announced investment of R$ 10,413 million in technology, innovation and services to be made in the period from 2012 to 2015, of which it is expected that:

•	R$ 2,749 million will be allocated to data processing systems;
•	R$ 753 million will be allocated to the acquisition of software;
•	R$ 4,638 million will allocated to system development; and
•	R$ 2,273 million will be allocated to our Data Center in Mogi Mirim, under construction, which is expected to have capacity to support the expansion of our operations in the long term.

This new Technological Center will be located in the city of Mogi Mirim.

The decision on the new site where the data processing and storage equipment will be concentrated took into consideration location of the plot of land and infrastructure concerns, such as the extent of the available area, the supply capacity for the demand of power, water and telecommunications, considering that the Technological Center will operate 24 hours a day.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the perspectives of the country involved.

45

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result is due to the portion of tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. In terms of equity, the main difference relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for 2012 are available on our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS

R$ million
	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
Balanço Patrimonial	Dec/31/2012			Dec/31/2011
Total assets	1,014,425	(57,271)	957,154	851,331	(33,195)	818,136
Cash and cash equivalents, Reserve requirements, Interbank deposits, Securities under repurchase agreements, Financial assets and derivatives 3	536,497	(20,862)	515,635	412,648	(2,414)	410,234
Loan operations	366,285	699	366,984	345,483	781	346,264
(-) Allowance for loan losses4	(27,745)	2,032	(25,713)	(25,772)	1,899	(23,873)
Other financial assets 5	75,852	(31,360)	44,492	66,502	(26,248)	40,254
Tax assets6	40,215	(7,803)	32,412	32,409	(6,321)	26,088
Investments in unconsolidated companies, fixed and intangible assets, assets held for sale and other assets	23,321	23	23,344	20,061	(892)	19,169

Current and long-term liabilities	939,302	(58,146)	881,156	778,243	(35,443)	742,800
Deposits	243,200	-	243,200	242,636	-	242,636
Deposits received under repurchase agreements3	288,818	(21,413)	267,405	188,819	(3,406)	185,413
Financial liabilities held for trading, Derivatives, Interbank and institutional funding	179,772	1,040	180,812	153,941	926	154,867
Other financial liabilities5	81,213	(30,958)	50,255	70,681	(26,562)	44,119
Reserves for insurance, pension plan and capitalization	93,210	-	93,210	73,754	(12)	73,742
Provisions and other liabilities	39,307	(142)	39,165	34,661	(46)	34,615
Tax liabilities6	13,782	(6,673)	7,109	13,751	(6,343)	7,408

Total stockholders' equity	75,123	875	75,998	73,088	2,248	75,336
Non-controlling interests	903	(807)	96	1,741	(346)	1,395
Total controlling stockholders' equity7	74,220	1,682	75,902	71,347	2,594	73,941

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption

3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL), that are consolidated based on the IFRS standards

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of Assets and Liabilities

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies

7 Conciliation of the Controlling Stockholders’ Equity presented in the following table

46

Below, the conciliation of net income and equity, and the conceptual description of the major adjustments.

					R$ million
	Equity	Net Income
Adjustments	Dec/31/2012	4Q/12	3Q/12	4Q/11	2012	2011
BRGAAP - value attributable to controlling stockholders	74,220	3,492	3,372	3,681	13,594	14,621
(a) Allowance for loan losses	1,948	22	76	(97)	43	(126)
(b) Recognition of total deferred tax assets	-	(525)	(187)	(163)	(977)	(628)
(c) Adjustment to market values of shares and quotas	458	-	(1)	2	(5)	5
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participaçőes S.A.	832	(6)	(7)	(8)	(31)	(34)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(73)	26	34	(72)	(131)
(f) Effective interest rate	(495)	69	58	319	229	95
Other adjustments	69	(27)	36	6	(45)	78
Income tax and social contributions on net income	(1,130)	(33)	(66)	(123)	(102)	(43)
IFRS - value attributable to controlling stockholders	75,902	2,919	3,309	3,651	12,634	13,837
IFRS - value attributable to non-controlling interests	96	12	144	236	557	773
IFRS - value attributable to controlling stockholders and non-controlling interests	75,998	2,931	3,453	3,887	13,191	14,610

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.

(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.

(c) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.

(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

8 For more details see our Complete Financial Statements for 2012.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
	4Q/12			2012
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,492	2,919	(573)	13,594	12,634	(960)
Exclusion of the Non-Recurring Events9	10	361	351	449	759	310
Realization of Assets10	(837)	(837)	0	(837)	(837)	0
Increase in the Social Contribution Rate9	(351)	0	351	(351)	0	351
Provisions11	741	741	0	875	862	(13)
Tax and Social Security Contributions	253	253	0	253	253	0
Civil Law suits	145	145	0	145	145	0
Economic Plans	194	194	0	328	315	(13)
Labor Claims	105	105	0	105	105	0
Other	44	44	0	44	44	0
Total interest Sale of the Banco Português de Investimento	0	0	0	205	186	(19)
Market Value Adjustment – BPI	0	0	0	100	91	(9)
Allowance for loan losses11	229	229	0	229	229	0
Reward Program - Credit Cards12	185	185	0	185	185	0
Other	43	43	0	43	43	0
Recurring Net Income - Attributable to Controlling Stockholders	3,502	3,280	(222)	14,043	13,393	(650)

9 The difference between BRGAAP and IFRS results from the fact that, in IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to 15%. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.

10 This amount is mainly composed of the result from the sale of Itaú Unibanco interest in Serasa to Experian, as announced to the market on October 23, 2012.

11 The criteria were improved and determined the recognition of these provisions.

12 Reformulation of benefit.

47

ATTACHMENT II - A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 19, 2013 at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out thevoting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City,] April __, 2013.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

Extraordinary Stockholders' Meeting at 3:00 p.m.:

1 - To amend and consolidate: 1.1 - the Stock Option Plan Itaú Unibanco to: (i) improve its wording, so as to render it clearer and more objective; (ii) establish new mechanisms for granting options to beneficiaries abroad; (iii) unify the rules governing termination of options in the event of option-holder death; and (iv) amend the rule on maintenance of options in the event of option-holder retirement; and 1.2 - the Stock Option Plan Unibanco-Performance, to amend: (i) the rule on maintenance of the options in the event of option-holder retirement; and (ii) the rule on the term of exercise of options in the event of death, retirement for disability or other involuntary impediment of option-holder:

For	Against	Abstention
☐	☐	☐

2 - To deliberate on the incurrence, by the Company, of rights and obligations set forth in agreements currently effective entered into with beneficiaries of Redecard S.A.’s Stock Option Plan, including responsibilities for the granting of options under such plan:

For	Against	Abstention
☐	☐	☐

48

Annual Stockholders’ Meeting at 3:20 p.m.

1 – To take cognizance of the Management’s Report, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2012:

For	Against	Abstention
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

For	Against	Abstention
☐	☐	☐

3 – To elect the members of the Board of Directors for the next term of office, which shall expire on such a date as the members elected at the 2014 Annual Stockholders’ Meeting take office:

Alfredo Egydio Arruda Villela Filho

For	Against	Abstention
☐	☐	☐

Alfredo Egydio Setubal

For	Against	Abstention
☐	☐	☐

Candido Botelho Bracher

For	Against	Abstention
☐	☐	☐

Demosthenes Madureira de Pinho Neto

For	Against	Abstention
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent Member)

For	Against	Abstention
☐	☐	☐

Henri Penchas

For	Against	Abstention
☐	☐	☐

Israel Vainboim (Independent Member)

For	Against	Abstention
☐	☐	☐

Nildemar Secches (Independent Member)

For	Against	Abstention
☐	☐	☐

49

Pedro Luiz Bodin de Moraes (Independent Member)

For	Against	Abstention
☐	☐	☐

Pedro Moreira Salles

For	Against	Abstention
☐	☐	☐

Ricardo Villela Marino

For	Against	Abstention
☐	☐	☐

Roberto Egydio Setubal

For	Against	Abstention
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office,which shall expire on such a date as themembers elected at the 2014 Annual Stockholders’ Meeting take office:

Members nominated by the majority stockholder:

Effective members

Alberto Sozin Furuguem

For	Against	Abstention
☐	☐	☐

Iran Siqueira Lima

For	Against	Abstention
☐	☐	☐

Alternate members

João Costa

For	Against	Abstention
☐	☐	☐

José Caruso Cruz Henriques

For	Against	Abstention
☐	☐	☐

5 – To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and Board of Officers, as well as on the compensation of the members of the Fiscal Council:

For	Against	Abstention
☐	☐	☐

50

Extraordinary Stockholders’ Meeting at 3:40 p.m.:

1 - Increase capital with the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve of the Company, with 10% bonus shares:

For	Against	Abstention
☐	☐	☐

2 - Increase the authorized capital limit proportionally to the bonus shares:

For	Against	Abstention
☐	☐	☐

3 - To examine the Board of Directors’ proposed amendment to the Bylaws to:

(i) Reflect the new composition of capital:

For	Against	Abstention
☐	☐	☐

(ii) Resolve on the new authorized capital limits:

For	Against	Abstention
☐	☐	☐

(iii) Include the term “unified” in the provisions on the term of office of the members of the Board of Directors:

For	Against	Abstention
☐	☐	☐

(iv) Include, in addition to the Board’s authorities, power to deliberate, up to the authorized capital, capital increase and issuance of credit instruments and other share-convertible instruments:

For	Against	Abstention
☐	☐	☐

(v) Define 62 years old as the age limit for being elected as Chief Executive Officer, maintaining 60 years old as the age limit for other positions on the Board of Officers:

For	Against	Abstention
☐	☐	☐

4 – To consolidate the Bylaws with the above-mentioned amendments:

For	Against	Abstention
☐	☐	☐

51

ATTACHMENT II– B

PROXY TEMPLATE

FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders’ Meeting of the Company, which will be held on April 19, 2013 at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras floor, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in line with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out thevoting instruction below. The proxyis hereby authorized to abstain from voting on any resolution or matter for which she has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City,] April __, 2013.

[STOCKHOLDER]

 (Notarized signature)

VOTING INSTRUCTION

Annual Stockholders’ Meeting at 3:20 p.m.

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date the members elected at the 2014 Annual Stockholders’ Meeting take office:

Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Luiz Alberto de Castro Falleiros

For	Against	Abstention
☐	☐	☐

Alternate member

Ernesto Rubens Gelbcke

For	Against	Abstention
☐	☐	☐

52

ATTACHMENT II – C

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR EACH OF THE
STOCKHOLDERS’ MEETINGS (FOR HOLDERS OF COMMON SHARES)

1. Extraordinary Stockholders’ Meeting at 3:00 p.m.:

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy:

•	Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under n° 27088881888, OAB/SP 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 19, 2013, at 03:00 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, Married, attorney, RG-SSP/SP 30.246.165-6, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number 30744782848, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 19, 2013, at 03:00 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Faria, Brazilian, Married, business administrator, RG-SSP/SP nº 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under number 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 19, 2013, at 03:00 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the principal.

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2013.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:00 p.m.:

Tick the option you want:

1 - To amend and consolidate: 1.1 - the Stock Option Plan Itaú Unibanco to: (i) improve its wording, so as to render it clearer and more objective; (ii) establish new mechanisms for granting options to beneficiaries abroad; (iii) unify the rules governing termination of options in the event of option-holder death; and (iv) amend the rule on maintenance of options in the event of option-holder retirement; and 1.2 - the Stock Option Plan Unibanco-Performance, to amend: (i) the rule on maintenance of the options in the event of option-holder retirement; and (ii) the rule on the term of exercise of options in the event of death, retirement for disability or other involuntary impediment of option-holder:

For	Against	Abstention
☐	☐	☐

53

2 - To deliberate on the incurrence, by the Company, of rights and obligations set forth in agreements currently effective entered into with beneficiaries of Redecard S.A.’s Stock Option Plan, including responsibilities for the granting of options under such plan:

For	Against	Abstention
☐	☐	☐

2. Annual Stockholders’ Meeting at 3:20 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy:

•	Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under nº 27088881888, OAB/SP 174037, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:20 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, Married, attorney, RG-SSP/SP 30.246.165-6, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number 30744782848, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:20 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Faria, Brazilian, Married, business administrator, RG-SSP/SP nº 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under number 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:20 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the principal.

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2013.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION - Annual Stockholders’ Meeting at 3:20 p.m.

Tick the option you want:

1 – To take cognizance of the Management’s Report, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2012:

For	Against	Abstention
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

For	Against	Abstention
☐	☐	☐

54

3 – To elect the members of the Board of Directors for the next term of office, which shall expire on such a date as the members elected at the 2014 Annual Stockholders’ Meeting take office:

Alfredo Egydio Arruda Villela Filho

For	Against	Abstention
☐	☐	☐

Alfredo Egydio Setubal

For	Against	Abstention
☐	☐	☐

Candido Botelho Bracher

For	Against	Abstention
☐	☐	☐

Demosthenes Madureira de Pinho Neto

For	Against	Abstention
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent Member)

For	Against	Abstention
☐	☐	☐

Henri Penchas

For	Against	Abstention
☐	☐	☐

Israel Vainboim (Independent Member)

For	Against	Abstention
☐	☐	☐

Nildemar Secches (Independent Member)

For	Against	Abstention
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent Member)

For	Against	Abstention
☐	☐	☐

Pedro Moreira Salles

For	Against	Abstention
☐	☐	☐

Ricardo Villela Marino

For	Against	Abstention
☐	☐	☐

Roberto Egydio Setubal

For	Against	Abstention
☐	☐	☐

55

4 – To elect the members of the Fiscal Council for the next term of office,which shall which shall expire on such a date asthe members elected at the 2014 Annual Stockholders’ Meeting take office:

Members nominated by the majority stockholder:

Effective members

Alberto Sozin Furuguem

For	Against	Abstention
☐	☐	☐

Iran Siqueira Lima

For	Against	Abstention
☐	☐	☐

Alternate members

João Costa

For	Against	Abstention
☐	☐	☐

José Caruso Cruz Henriques

For	Against	Abstention
☐	☐	☐

5 – To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and Board of Officers, as well as on the compensation of the members of the Fiscal Council:

For	Against	Abstention
☐	☐	☐

3.	Extraordinary Stockholders’ Meeting at 3:40 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy:

•	Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under n° 27088881888, OAB/SP 174037, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:40 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, Married, attorney, RG-SSP/SP 30.246.165-6, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number 30744782848, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:40 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Faria, Brazilian, Married, business administrator, RG-SSP/SP nº 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under number 08952381874, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:40 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the principal.

56

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2013.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION - Extraordinary Stockholders’ Meeting at 3:40 p.m.

Tick the option you want:

Extraordinary Stockholders’ Meeting at 3:40 p.m.:

1 - Increase capital with the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve of the Company, with 10% bonus shares:

For	Against	Abstention
☐	☐	☐

2 - Increase the authorized capital limit proportionally to the bonus shares:

For	Against	Abstention
☐	☐	☐

3 - To examine the Board of Directors’ proposed amendment to the Bylaws to:

(i) Reflect the new composition of capital:

For	Against	Abstention
☐	☐	☐

(ii) Resolve on the new authorized capital limits:

For	Against	Abstention
☐	☐	☐

(iii) Include the term “unified” in the provisions on the term of office of the members of the Board of Directors:

For	Against	Abstention
☐	☐	☐

(iv) Include, in addition to the Board’s authorities, power to deliberate, up to the authorized capital, capital increase and issuance of credit instruments and other share-convertible instruments:

For	Against	Abstention
☐	☐	☐

(v) Define 62 years old as the age limit for being elected as Chief Executive Officer, maintaining 60 years old as the age limit for other positions on the Board of Officers:

For	Against	Abstention
☐	☐	☐

4 – To consolidate the Bylaws with the above-mentioned amendments:

For	Against	Abstention
☐	☐	☐

57

ATTACHMENT II – D

PROXY TEMPLATE FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR EACH OF THE

STOCKHOLDERS’ MEETINGS (FOR HOLDERS OF PREFERRED SHARES)

2. Annual Stockholders’ Meeting at 3:20 p.m.

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), appoint as my proxy:

•	Renata Escobar, Brazilian, Single, attorney, RG-SSP/SP 27.698.268-X, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under n° 27088881888, OAB/SP 174037, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:20 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Teresa Cristina Athayde Marcondes Fontes, Brazilian, Married, attorney, RG-SSP/SP 30.246.165-6, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number 30744782848, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:20 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Faria, Brazilian, Married, business administrator, RG-SSP/SP nº 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under number 08952381874, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 19, 2013, at 03:20 PM, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of preferred shares held by the principal.

This proxy shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April ___, 2013.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION - Annual Stockholders’ Meeting at 3:20 p.m.

Tick the option you want:

1 – To elect the members of the Fiscal Council for the next term of office,which shall last until the elected members of the 2014 Annual Stockholders’ Meeting take office:

Members nominated by preferred stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Luiz Alberto de Castro Falleiros

For	Against	Abstention
☐	☐	☐

58

Alternate member

Ernesto Rubens Gelbcke

For	Against	Abstention
☐	☐	☐

59

ATTACHMENT II – E

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION No. 481/09

1.	Inform name of company

Itaú Unibanco Holding S.A.

2.	Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3.	Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a.	Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b.	Since when are you a stockholder of the Company

Not applicable.

c.	Number and percentage of shares of each type and class and their ownership

Not applicable.

d.	Number of shares taken in a loan

Not applicable.

e.	Total exposure in derivatives denominated in shares of the company

Not applicable.

f.	Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4.	Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question.

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder participation in the meeting.

5.	Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6.	Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

60

7.	Inform:

a) The address to which the power of attorney should be sent following its signature;

Itaú Unibanco - Gerência de Assuntos Corporativos (Division of Corporate Affairs)

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to e-mail investor.relations@itau-unibanco.com.br

In order to facilitate the work of the stockholders’ meetings, the Company suggests that the Stockholders represented by attorneys-in-fact send a copy of the proxy and the other documents listed in the Convening Notice at least 48 hours prior to the meetings by mail or by messenger to the addresses shown.

b) Instructions for granting electronic proxies:

The Stockholder may grant an electronic proxy through the platform “www.assembleianaweb.com.br”, as described below.

To register, Stockholders may access the page www.itau-unibanco.com/ir or “www.assembleianaweb.com.br”, in which they should fill out the registration form, by accessing it as follows: registration; stockholder; and register new stockholder. Upon completing the registration of the data requested in the registration form, the Stockholder will receive, via the email appointed in the registration form, the login and the password to access the digital environment of the Company’s Stockholders’ Meetings.

The Stockholder, with the respective data, should again access to the respective online platform - "Meeting’s Agenda”, and he/she will be automatically led to the voting guidance environment of the Company’s Stockholders’ Meetings.

The steps described below should be followed by the Stockholders:

For Brazilian Stockholders:

1) The Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) the Stockholder should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarized signature;

b) the two copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, with the following supporting documentation:

• Individuals – notarized copy of: i) RG/RNE; ii) CPF; and iii) proof of address, and this latter should have been issued less than three (3) months ago, and be directed to the Stockholder; or

• Legal entity – notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election or proxy by the stockholder through which it grants powers to the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

c) after the documentation forwarded is analyzed, the Stockholder will receive, via email, the instructions to install the digital certificate.

2) The Stockholder may read again the issues to be resolved on at the Company’s Annual and Extraordinary Stockholders’ Meetings before divulging its vote, following the next and last steps; and

3) At such moment, the Stockholder, having already obtained the digital certificate, will be entitled to instruct the vote through the electronic proxy. Upon confirming the voting instruction in relation to each of the items in the Company’s Stockholders’ Meetings, the proxy granted will be digitally signed and one copy will be forwarded to the email of the Stockholder.

61

For Foreign Stockholders:

1) The Legal Representative of the Stockholder should have a valid digital certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In case the Legal Representative of the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 above. The Legal Representative of the Stockholder will otherwise obtain the respective digital certificate by accessing the link available in the voting guidance environment, by following the steps below:

a) the Legal Representative of the Stockholders should fill out the digital certificate request form; then he/she/it will receive, via email, the protocol number, as well as the Statement of Ownership and Liability of Digital Certificate, which should be printed in 2 (two) copies and signed, with the subsequent notarized signature;

b) the 2 (two) copies of the Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA in the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, Sao Paulo/SP, CEP 04547-005, with the following supporting documentation:

• Legal Representative individual – proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; and ii) CPF; or

• Legal Representative - legal entity – proxy granted by the Foreign Stockholder to the Legal representative - legal entity, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) bylaws/articles of incorporation in force duly filed with the applicable Trade Board or notary’s office, and also the CNPJ form; and ii) statement of election of the legal representative individual, and in this case the notarized copies of RG/RNE and CPF should also be forwarded.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

The Stockholders may exercise the right to opt for the electronic proxy up to 48 hours prior to the Extraordinary and Annual Stockholders’ Meeting.

62

ATTACHMENT III

ATTACHMENT 13 OF THE CVM INSTRUCTION 481/09 – PROPOSAL TO AMEND THE STOCK OPTION PLAN

The Company was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The Company’s current Stock Option Plan (“Plan”) covers the whole Itaú Unibanco Conglomerate, including its controlled companies, and it is frequently reviewed for improvement and adjusted to the legal innovations and to the Company's reality. Accordingly, management will propose some amendments to the Plan, in order to update it, at the extraordinary general meeting to be held on April 19, 2013.

1.	Provide a copy of the proposed plan

CURRENT WORDING	PROPOSED WORDING
1. PLAN'S OBJECTIVE AND GUIDELINES	Unchanged.

Itaú Unibanco Holding S.A. ("ITAÚ UNIBANCO") institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies ("MEMBERS OF MANAGEMENT" or "MEMBER OF MANAGEMENT", as the case may be); and highly qualified employees or with high potential or ability to perform ("EMPLOYEES" or "EMPLOYEE", as the case may be) into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company.

1.1. The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in accordance with the PLAN’s conditions.	Unchanged.

1.2. At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the PLAN.	Unchanged.

1.3. Each stock option shall give the right to subscribe one share.	Unchanged.

1.4. The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN ("COMMITTEE").	1.4. The rules and operating procedures with respect to the PLAN shall be governed by the Personnel Committee, subordinated to the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN ("COMMITTEE").

2. BENEFICIARIES OF STOCK OPTIONS	Unchanged.

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2.1. Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.	Unchanged.

2.2. The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.	Unchanged.

2.3. It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.	Unchanged.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS	Unchanged.

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2. The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the base date of the respective year-end.	Unchanged.

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3.2.1. In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.	Unchanged.

3.2.2. Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.	Unchanged.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS	Unchanged.

4.1. The COMMITTEE shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).

4.2. The COMMITTEE, at its discretion, may establish complementary rules to the rules of the PLAN.	Unchanged.

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES	Unchanged.

5.1. The COMMITTEE shall select the MEMBERS OF MANAGEMENT AND EMPLOYEES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE	Unchanged.

6.1 The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:

(a) Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, in the last three months of the year prior to the stock grant also allowing an adjustment of up to 20% more or less than the said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange ("BM&FBOVESPA");	(a) Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) is open for business, in the last three months of the year prior to the stock grant also allowing an adjustment of up to 20% more or less than said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA;

(b) Partners' bonus: the strike price of these options shall be the confirmation of the performance of positive covenants, conditional on the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing a portion or the total net amount of his/her bonus in shares of ITAÚ UNIBANCO or an instrument linked to these shares, which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the bonus options.	(b) Partners' bonus: the strike price of these options shall correspond to the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing a portion or the total net amount of his/her bonus in shares of ITAÚ UNIBANCO or an instrument linked to these shares, which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the bonus options.

6.2. The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO, the same ITAÚ UNIBANCO opting to deliver the shares in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange) at its discretion. The COMMITÊE shall set the acquisition price which shall be equivalent to the average price for the shares of ITAÚ UNIBANCO on BM&FBOVESPA in the 30 days which precede the setting of the said price.	6.2. The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO or by using another mechanism to provide effects equivalent to the acquisition of shares and the counter-entry in options, as resolved by the COMMITTEE. In the event of acquisition, it may also be carried out in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange) at its discretion. The COMMITÊE shall set the acquisition price which shall be equivalent to the average price for the shares of ITAÚ UNIBANCO on BM&FBOVESPA in the 30 days which precede the setting of the said price.

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6.3. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.	Unchanged.

7. STOCK OPTIONS EXPIRY DATE	Unchanged.

The COMMITTEE shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.

7.1. The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.	Unchanged.

7.2. The term of the stock options shall be extinguished ipso jure if the respective holder resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.	Unchanged.

7.3. The provision for extinguishment pursuant to item 7.2 shall not occur if termination of the MEMBER OF MANAGEMENT is due to non-reelection by virtue of the said individual having reached the age limit for holding their post or, in the case of an EMPLOYEE, if termination is due to the said individual having reached the age of 55.	Excluded.

7.3.1. The extinguishment pursuant to item 7.2 shall not occur if termination occurs simultaneously with the election of the EMPLOYEE to the position of MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or of its controlled companies or if the MEMBER OF MANAGEMENT takes up another statutory position in ITAÚ UNIBANCO or in its controlled companies.	Renumbered to 7.3.

7.4. The COMMITTEE may, in exceptional situations and respecting the criteria established in the internal regulations, determine the non-extinguishment of the bonus options in the event set forth in item 7.2.	Unchanged.

7.5. Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.	7.5. Should the holder of the stock options die, the respective successors may exercise them up to the final expiry date (item 7.1).

7.5.1. Should the beneficiary’s decease occur after leaving, and the said holder so terminated have maintained the right to exercise the options, his/her successors may exercise the options during the term that remained to the holder.	Excluded.

8. EXERCISING OF THE STOCK OPTIONS	8. EXERCISING OF THE STOCK OPTIONS

8.1. Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE.	8.1. Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE (item 8.4).

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8.2. The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.	Unchanged.

8.3. The vesting period will also be extinguished upon the death of stock option holder.	8.3. The vesting period will be extinguished upon the death of stock option holder.

8.4. The COMMITTEE may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.	Unchanged.

8.5. The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.	Unchanged.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS	9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.	In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or general stockholders’ meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1. The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.	Unchanged.

10. AVAILABILITY OF SHARES
10.1. The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.	Unchanged.

10.2. The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15 1976.	Unchanged.

11. OMISSIONS	Unchanged.

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.

2.	Inform the main characteristics of the proposed plan, identifying:

We clarify that the changes to the Plan hereby proposed do not represent impact in connection with sub-items “a” to “h”, below.

a.	Potential beneficiaries

In accordance with the Plan’s provisions, the Company may grant stock options to its officers and members of the Board of Directors and management members of controlled companies (“Management Members”) or to eligible employees and those of subsidiaries (“Employees”) (Management Members and Employees, jointly referred to as “Beneficiaries”).

b.	Maximum number of options to be granted

It shall be incumbent upon the Personnel Committee to determine the total number of options to be granted in relation to each year, and it may segment the total lot in series, establishing specific characteristics for each series.

However, the total shares to be used for compensation, under the Resolution on Compensation, and of the options to be granted each year, shall not exceed zero point five percent (0.5%) of Company’s total shares that the majority and minority shareholders hold at the base date of the year-end balance sheet and, in the event that in a given year the number of shares delivered and options granted is below the zero point five percent (0.5%) of total shares, the difference may be added for compensation or option granting purposes in any of the seven (7) subsequent years.

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c.	Maximum number of shares covered by the plan

The sum of shares to be used for compensation purposes, pursuant to Resolution on Compensation, and of the options to be granted is subject to limits established in the Plan (see sub-item “b” of this item)

d.	Conditions for acquisition

The shares are acquired upon the exercise of an option under the Plan, within the exercise period, provided that the vesting period has elapsed (see sub-item “f”, below), upon the payment of the strike price (see sub-item “e”, below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate and its controlled companies, before the vesting period.

e.	Detailed criteria for establishing the strike price

The strike price will be established by the Personnel Committee upon granting of option and may be determined based on one of the following parameters:

In case of simple options: the establishment of the strike price of options will consider the average price of the Company’s preferred shares at the trading sessions of BM&FBOVESPA S.A., in the three (3) last months of the year prior to the grant date, and a positive or negative adjustment of up to twenty per cent (20%) is allowed. The prices so established shall be adjusted up to the last day of the month prior to that when the option is exercised based on the General Market Price Index (IGP-M), or in its absence, on the index designated by the Personnel Committee, and will be paid in a term equal to that in effect for the settlement of operations on BM&FBOVESPA.

In case of partner’s options: for the Beneficiaries who have, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding potential and performance and, the Committee may offer options which strike price is paid through the fulfillment of the obligation of investing in the Company’s shares, a part or the totality of the net profit sharing received in relation to the previous year, and maintaining the ownership of these shares unchanged and free of any liens whatsoever from the date of the option grant to the date of its exercise.

The shares purchased by the Beneficiaries to comply with the investment obligation may be acquired at the Company’s Treasury, or another mechanism may be adopted to provide effects equivalent to those of the acquisition of shares and counter-entry in options, pursuant to the decision of the Personnel Committee. Should there be an acquisition, it may also be as ADRs (American Depositary Receipts) representing one preferred shares of the Company traded on the New York Stock Exchange. For the delivery of such shares, the Personnel Committee will establish the purchase price, which shall be equal to the average quotation of the Company’s shares on BM&FBOVESPA in the thirty (30) days prior to the establishment of said price.

f.	Criteria for establishing the exercise term

The options can only be exercised after the vesting period and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Personnel Committee upon issue, and it may last from one (1) year to seven (7) years as from the issue date.

g.	Method for settlement of options

There are two (2) methods for settlement of the strike price:

In case of simple options: when exercising an option, the Beneficiary will pay the Company the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In case of partner’s options: confirmation of the compliance with the investing obligation mentioned in sub-item “c” of item 3, below.

h.	Criteria and events that, when identified, will cause the suspension, change or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as organization of underwriting works, significant market fluctuation or legal and regulatory restrictions. Additionally, the Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary General Meeting.

3.	Justify the proposed plan, explaining:

We clarify that the changes to the Plan proposed in this document do not construe, on their own, impact with respect to sub-items “a” to “d” below.

a.	Main objectives of the plan

The primary objective of the Plan is to align the management’s interest with those of the Company’s stockholders, to the extent that the same risks and gains deriving from the appreciation of their shares are shared.

b.	How the plan contributes to achieving such objectives

Beneficiaries are granted stock options so that they feel encouraged to contribute for the good share performance, as they are active participants in the benefits of such appreciation. Accordingly, the institution achieves the objective indicated in sub-item “b” of this item, engaging Management Members and Key Employees in the organization’s long-term strategies. Beneficiaries, in turn, take part in the appreciation of shares in the Company’s capital stock.

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c.	How the plan is woven into the company’s compensation policy

The plan is in accordance with the principles pursued by the Company, considering that (i) the Beneficiaries are granted stock options, engaging them in the Company’s projects and results in the long term; (ii) it is a tool encouraging the individual improvement and commitment; and (iii) it enables the retention of Beneficiaries as the benefit derived from the exercise of options materializes in the long term.

d.	How the plan aligns the interests of its beneficiaries and those of the company in the short, medium, and long terms

The Plan is aligned with the interests of the Company and its Beneficiaries, to the extent that in allowing Beneficiaries to become stockholders of the Company, pursuant to the terms and conditions provided in the Plan, Beneficiaries are encouraged to perform from the perspective of “owners” of the business, therefore aligning their interests with those of the stockholders. In addition, the Plan encourages the retention of top executives and employees in the Company.

4.	Estimate expenses incurred by the company in connection with the plan, in accordance with the accounting standards addressing the matter

The changes to the Plan being proposed herein do not construe, on their own, impact on the costs borne by the Company in connection with the Plan.

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ATTACHMENT IV

UNIBANCO STOCK OPTION PLAN PERFORMANCE

Current Wording	Proposed Wording

UNIBANCO STOCK OPTION PLAN PERFORMANCE	UNIBANCO STOCK OPTION PLAN PERFORMANCE

4.9.2. There shall be no extinction of Options granted to the EXECUTIVES who retire, hypothesis in which the EXERCISE TERM, MATURITY TERM and other conditions applicable to their Options not yet exercised will be maintained, except for the restrictions referred to in items 4.7.1. and 4.7.2.	Excluded.

4.9.3. In case of death, retirement for permanent disability or other circumstances, in the COMMITTEES discretion, of the EXECUTIVE’s involuntary absence, the EXECUTIVE, his heirs and successors shall be able to exercise the Options which EXERCISE TERM has already elapsed and which MATURITY TERM has not been reached, without applying, in this hypothesis, the restrictions contained in items 4.7.1. and 4.7.2.	4.9.2. In case of death, retirement for permanent disability or other circumstances, in the COMMITTEES discretion, of the EXECUTIVE’s involuntary absence, the EXECUTIVE, his heirs and successors shall be able to exercise immediately the Options which EXERCISE TERM has already elapsed and which MATURITY TERM has not been reached, without applying, in this hypothesis, the restrictions contained in items 4.7.1. and 4.7.2.

4.9.4. The COMMITTEE may, in its sole discretion, determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinct, as well as determine the anticipation of the respective EXERCISE TERM.	4.9.3.

4.9.5. The extinction of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in this Regulation does not motivate the payment of any type of indemnify to the EXECUTIVE.	4.9.4.

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ATTACHMENT V

STOCK OPTION PLAN OF REDECARD S.A.

This Stock Option Plan of Redecard S.A. (the “Company”), approved by the Extraordinary General Meeting held on 12/21/2007, as amended by the Extraordinary General Meeting of 10/23/2008 and by the Annual and Extraordinary General Meetings of 04/15/2010 and 04/20/2011 (the “Plan”), sets forth the general conditions for granting stock options for the purchase of shares issued by the Company, in accordance with the provisions of Paragraph 3 of Article 168 of Law 6,404/76.

1.	Objectives of the Plan

1.1. The Plan is aimed at enabling the Officers and members of the Board of Directors (“MEMBER OF MANAGEMENT” or “MEMBERS OF MANAGEMENT”, as the case may be) and employees (“EMPLOYEES” or “EMPLOYEE”, as the case may be) of the Company or its controlled companies, to purchase shares in the Company with a view to: (a) promoting the expansion, success and achievement of the Company’s corporate purposes; (b) aligning its interests with those of the Company’s shareholders; and (c) stimulating the permanence of MEMBERS OF MANAGEMENT and EMPLOYEES of the Company.

2.	Qualified Beneficiaries

2.1. OFFICERS and EMPLOYEES (the "Beneficiaries") may be appointed as beneficiaries of the stock option plan, pursuant to the provisions of the Plan.

3.	Management of the Plan

3.1.	The Plan shall be managed by the Company‘s Board of Directors and by the Compensation and Options Committee (the "Committee"), in compliance with the authority provided for in Clauses 3.2 and 3.3 below.

3.2.	The Board of Directors shall be responsible for:

(a) approving the appointment of the Beneficiaries of the Plan and the granting conditions set forth by the Committee and authorizing the granting of stock options; and

(b) issuing new shares of the Company, within the limits of the authorized capital, in order to address the requirements of the exercise of the stock options granted under the Plan.

3.3. As long as the general provisions of the Plan are complied with, the Committee shall have full powers to take any measures it deems necessary or adequate for managing the Plan, including:

(a)	appointing the Beneficiaries of the Plan, subject to approval of the Board of Directors;

(b) proposing the number of options to be granted in each exercise, the strike price, validity, exercise and other terms and conditions applicable to the options to be granted;

(c) creating and adopting general rules related to the granting of the stock options in accordance with the provisions of the Plan and solving issues regarding the construction of the Plan;

(d) establishing performance-related targets for the Beneficiaries, in order to set forth clear criteria for their appointment;

(e) changing the conditions of the options granted by, when necessary for adapting the options to the terms of superseding law, rule or regulation; and

(f) sending to the Board of Directors a proposal for issuing new shares of the Company, within the limits of the authorized capital, in order to address the requirements of the exercise of the stock options granted by the Board of Directors under the Plan.

3.4. The decisions made by the Company’s Board of Directors or the Committee shall bind the Company in relation to any matters related to the Plan.

4.	Granting the Options

4.1. The Committee shall define: (i) the Beneficiaries in whose favor the stock options named Options 1 (“OPTIONS 1”) and Options 2 (“OPTIONS 2”) shall be granted in accordance with the terms and conditions of the Plan; (ii) the number of shares that may be acquired through the exercise of each option; (iii) the strike price of each option and the terms for payment; (iv) the terms and conditions for the exercise of each option; and (v) any other conditions related to such options.

4.2 The Coordinator of the Committee shall submit the proposal for the granting of options for approval of the Board of Directors. The Board of Directors may reformulate such proposal at the first meeting after the date in which it became aware of the proposal. If the Board of Directors fails to do so, it shall be understood that the proposal is confirmed.

4.3. The granting of stock options in accordance with the terms and conditions of the Plan shall be formalized through the execution of stock option agreements by and between the Company and the Beneficiaries, which shall specify, in addition to other conditions determined by the Board of Directors or the Committee: (a) the number of shares being granted; (b) the conditions for the acquisition of the right to exercise the stock option; (c) the final deadline for the exercise of the stock option; and (d) the strike price and payment terms (the "Stock Option Agreement").

4.4. The Committee may impose terms and/or conditions that must be met prior to the exercise of the stock option, in addition to restrictions on the transfer of the shares purchased through the exercise of the stock options.

4.5. Unless otherwise provided for by the provisions of Clause 8.2 of the Plan or any other provision herein or by the Stock Option Agreement, the stock options granted under the Plan shall be automatically terminated, and all of their effects shall cease in full right, in the following cases:

(a)	upon their full exercise;

(b)	upon termination of the periods for exercising the options, as set forth by the Committee;

(c)	upon the dissolution of the Stock Option Agreement; or

(d)	should the Company be dissolved, liquidated or declared bankrupt.

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5.	Conditions and Annual Limit for the Granting of Options

5.1. There will be granting of options only in relation to fiscal years in which sufficient income had been obtained so as to allow the distribution of mandatory dividends to the shareholders;

5.2. The stock options granted in each fiscal year shall not exceed the limit of half percent (0.5%) of the total number of Company shares.

5.3. In order to fulfill the exercise of the stock options granted under the Plan, the Company may at the discretion of the Board of Directors: (a) issue new shares within the limits of the authorized capital; or (b) sell treasury shares.

5.4. The shareholders shall not have preemptive rights in connection with the granting or exercise of stock options in accordance with the Plan, as provided for in Paragraph 3 of Article 171 of Law no. 6,404/76.

6.	Strike Price of the Options

6.1. The strike price to be paid to the Company shall be set by the Committee, and the price may be based on one of the following parameters:

a) OPTIONS 1: The strike price for options granted under the Plan shall be the minimum price on the basis of the average price of the company shares at trading sessions on BM&FBOVESPA S.A. Futures and Commodities Exchange during a period of at least 30 and at most 90 days prior to the option granting date, at the discretion of the Committee, and such price may be increased or decreased by up to 20%.

b) OPTIONS 2: The strike price for OPTIONS 2 shall correspond to the performance of obligations, based on the obligation of the MEMBER OF MANAGEMENT or EMPLOYEE to invest part or all of the prior year’s profit sharing received in Company shares or an instrument based on such shares, and maintain the ownership of such shares unchanged and free and clear of any encumbrance from the date of grant of the option to the exercise of the option. The Committee may set forth additional obligations to compose the strike price for options 2;

6.2. The strike price shall be paid by the Beneficiaries pursuant to the terms and conditions established by the Committee.

6.2.1. The shares purchased through the exercise of the stock option under the Plan, may only be sold to third parties after the full payment of the strike price, except pursuant to prior authorization by the Committee, in which case the sale proceeds shall be primarily allocated to the settlement of the Beneficiary‘s debt with the Company.

7.	Other conditions for the Exercise of Stock Options

7.1. The Committee may, under special and clearly justifiable circumstances and in order to meet the Plan‘s objectives, authorize the early exercise of stock options granted, including in cases mentioned in Clause 8.2.

7.2. The Committee may determine the suspension of the right to exercise the stock options whenever there is evidence of circumstances that, pursuant to the law or regulations in force, limit or prevent the trading of shares by the Beneficiaries.

7.3. No Beneficiary shall have any shareholder‘s rights and privileges until his/her stock option is duly exercised in accordance with the terms and conditions of the Plan and the respective Stock Option Agreement. No share shall be transferred to the owner as a result of the exercise of the stock option unless any legal and regulatory requirements have been fully fulfilled.

8.	Termination of Employment Contract with the Company and its Effects

8.1. Should the Beneficiary leave the Company as a result of dismissal, discharge with or without cause, resignation or removal from the position of manager, retirement, permanent disability or death of the Beneficiary, the rights granted to him/her in accordance with the Plan may be terminated or changed, as long as the provisions in Clause 8.2. below are fulfilled.

8.2.	Should the Beneficiary, at any time during the effectiveness of the Plan:

(a) voluntarily leave the company by terminating his/her employment contract or resigning from his/her managing position, or leave the Company by dismissal with or without case or removal from his/her managing position for any reason: (i) the right not yet exercisable under the respective Stock Option Agreement on the withdrawal date, or on the date of granting of the notice of termination of the employment contract, should that be the case, shall be automatically terminated in full for all legal purposes, regardless of any prior notice or compensation; and (ii) the rights already exercisable in accordance with the Plan and the respective Stock Option Agreement on the date of his/her withdrawal may be exercised, as long as the Beneficiary does so within one hundred and eighty (180) days after the date of his/her withdrawal, or, should that be the case, on the date of the granting of notice of termination of the employment contract, after which such right shall be automatically terminated in full right, regardless of any prior notice of compensation; and (iii) notwithstanding the term set forth in item (ii) above, the right to exercise the Option shall be automatically terminated after the end of the terms to exercise the options, as set forth by the Committee, should said term expire prior to the period of one hundred and eighty (180) days;

(b) leave the Company as a result of retirement or permanent disability: (i) the rights not yet exercisable in accordance with the Stock Option Agreement on the date of his/her withdrawal shall have their vesting period anticipated; and (ii) the rights already exercisable in accordance with the Plan and the Stock Option Agreement on the date of his/her withdrawal, including those which had their vesting period anticipated pursuant to the terms and conditions of item (i), may be exercised, as long as the Beneficiary does so within one hundred and eighty (180) days as from the date of his/her retirement or withdrawal due to permanent disability, after which such rights shall be automatically terminated for all legal purposes, regardless of any prior notice or compensation; and (iii) notwithstanding the term set forth in item (ii) above, the right to exercise the Option shall be automatically terminated after the end of the terms to exercise the options, as set forth by the Committee, or

(c) die: (i) the rights not yet exercisable in accordance with the Stock Option Agreement on the date of his/her withdrawal shall have their vesting period anticipated and the Beneficiary‘s heirs and legal successors may exercise the respective stock option; and (ii) the rights exercisable in accordance with the Plan and the Stock Option Agreement on the date of his/her withdrawal, including those which had their vesting period anticipated pursuant to the terms and conditions of item (i), may be exercised as long as the Beneficiary‘s heirs and legal successors do so within one hundred and eighty (180) days as from the date of the Beneficiary’s death, after which such rights shall be automatically terminated for all legal purposes, regardless or any prior notice or compensation; and (iii) notwithstanding the period of one hundred and eighty (180) days set forth in item (ii) above, the right to exercise the Option shall be automatically terminated after the end of the terms to exercise the options, as set forth by the Committee.

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8.2.1 Item "b" of Clause 8.2 shall apply to cases of dismissal because the Beneficiary reached the maximum age allowed by law to perform the function of manager, in accordance with the Company‘s Bylaws.

8.2.2. In exceptional circumstances and subject to the criteria included in the internal regulation, the Committee may determine that the options granted are not terminated.

9.	Period of Validity of the Plan

9.1. The Plan shall be valid for an indefinite period and can only be amended upon a proposal by the Board of Directors, approved in General Meeting.

10.	General Provisions

10.1. The granting of the stock options under the Plan shall not prevent the Company from participating in corporate restructuring operations, such as transformations, mergers, consolidations and spin-offs. The Company‘s Board of Directors and the companies involved in such operations may, at their sole discretion and without prejudice to any other measures they may take based on the equity principle, decide to: (a) replace the shares of the stock option being granted herein by shares from the company succeeding the Company; (b) anticipate the acquisition of the right to exercise the stock option, so as to ensure the inclusion of the relevant shares in said operation; and/or (c) pay in cash the amount to which the Beneficiary would be entitled under the Plan.

10.1.1. Should the Company‘s control change, the stock options granted pursuant to the terms and conditions of the Plan shall remain unchanged and shall be respected by the new controlling shareholder(s).

10.2. Should the number common the shares existing on the date of the approval of the Plan change as a result of stock dividends, stock splits, reverse splits or conversion of shares from one type into another or conversion into other securities issued by the Company, the Committee shall be responsible for carrying out the relevant adjustment in the number of common shares of the stock options being granted herein and their respective strike price, in order to avoid distortions in the application of the Plan.

10.3. No provision of the Plan or option granted hereunder shall grant to any Beneficiary the right to remain as an officer of the Company, nor shall it intervene, in any way, with the Company‘s right, at any time and subject to any legal and contractual conditions, to terminate his/her employment contract and/or interrupt his/her term of office.

10.4. Each Beneficiary shall expressly abide by the terms of the Plan through a written representation, without any restriction.

10.5. Any substantial legal change related to: (i) the regulation of business corporations; (ii) publicly-held companies; and/or (iii) tax effects of stock option plans, may result in a full revision of the Plan.

10.6. The options granted under this Plan are personal and nontransferable, and under no circumstances may the Beneficiary assign, transfer or in any other way dispose of the options, or the rights and duties related to same, to any third parties, except for the provisions of Clause 8.2 (c) above.

10.7. The cases not covered by this instrument shall be regulated by the Committee. Any options granted in accordance with the Plan are hereby subject to all terms and conditions set forth herein, which shall prevail in the event of inconsistencies in relation to the provisions of any agreement or document mentioned herein.

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ATTACHMENT VI

ATTACHMENT 9-I-II OF CVM INSTRUCTION 481 – PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of net income

We propose that the net income for the year reported in the financial statements as at December 31, 2012, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, in amount of R$ 10,799,538,178.68, be allocated as follows: (a) R$ 539,976,908.93 to the Legal Reserve; (b) R$ 5,176,548,569.91 to the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9 of Law No. 9,249/95, and (c) R$ 5,083,012,699.84 to statutory reserves, of which R$ 2,541,506,349.92 to the Reserve for Dividend Equalization, R$ 1,016,602,539.97 to the Reserve for Working Capital Increase, and R$ 1,524,903,809.95 to the Reserve for Capital Increase in Investees.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A., according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

We made monthly dividend payments, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (halfyearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half-yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction 481/09.

1.	Net Income for the year

R$ 10,799,538,178.68.

2.	Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 5,176,548,569.91 (gross), of which R$ 4,517,978,057.93 was net of taxes. Such amount corresponds to the percentage of net income indicated in item 3 below, paid as advance on mandatory minimum dividend. Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 1.00.

3.	Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 42% of net income for the year and 44% of adjusted net income for the amount allocated to legal reserve.

4.	Total andper share distributed dividend based on the net income for prior years

None.

5.	Gross amount

a.           Gross amounts of dividends and interest on capital, separately, per share type and class, deducted from advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to that already declared.

b.           The payment methods and terms of dividend and interest on capital, deducted from advance dividends and interest on capital already declared

As mentioned in subitem “a” of this item, the mandatory dividend related to 2012 has been fully declared by the Board of Directors and paid to stockholders. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of American Depositary Receipts (ADR):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

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•	Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, via BM&FBOVESPA´s services of Centralize Depositary (former CBLC), which will be responsible for transferring it to stockholders, through the depositor brokerage firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared. For the dates of payments already made, see the table in item 6 of this document.

c.	Possible restatement and interest on dividends and interest on capital

None.

d.            Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See subitem “a” of this item.

6.	Amounts of dividends and interest on capital already declared and date of respective payments

		Stockholding		Value per Share
Base period	Type of Payment	Position	Payment date	Gross		Net
2012	Supplementary interest on capital	3/5/2013	3/14/2013	R$	0.38	R$	0.33
December	Interest on capital	12/21/2012	3/14/2013	R$	0.31	R$	0.27
December	Dividends	11/30/2012	1/2/2013	R$	0.02	R$	0.02
November	Dividends	10/31/2012	12/3/2012	R$	0.02	R$	0.02
October	Dividends	9/28/2012	11/1/2012	R$	0.02	R$	0.02
September	Dividends	8/31/2012	10/1/2012	R$	0.02	R$	0.02
August	Dividends	7/31/2012	9/3/2012	R$	0.02	R$	0.02
July	Supplementary interest on capital	8/1/2012	8/15/2012	R$	0.28	R$	0.24
July	Dividends	6/29/2012	8/1/2012	R$	0.02	R$	0.02
June	Dividends	5/31/2012	7/2/2012	R$	0.02	R$	0.02
May	Dividends	4/30/2012	6/1/2012	R$	0.02	R$	0.02
April	Dividends	3/30/2012	5/2/2012	R$	0.02	R$	0.02
March	Dividends	2/29/2012	4/2/2012	R$	0.02	R$	0.02

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the previous three (3) years

	R$
	2012	2011	2010
Net income	10,799,538,178.68	11,890,195,760.13	10,272,015,528.35
Net income per share	2.39	2.63	2.26
Net income per share – adjusted by the effect of bonuses	2.56	2.63	2.26

For calculation of net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

b.	Dividend and interest on capital distributed in the previous three (3) years

	R$
	2012	2011	2010
Common shares	1.0000	0.9727	0.8607
Preferred shares	1.0000	0.9727	0.8607

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

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8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$ 539,976,908.93.

b.	Details of the calculation method of the legal reserve

Pursuant to Article 193 of Law No. 6,404/76, as amended, and Article 12.1 of our Bylaws, five per cent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividendsare not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$ 49,040,100.14.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five percent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of Article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amount

There were no retained amounts.

11.	Retention of mandatory dividend due to the financial condition of the company

There were no retention of mandatory dividends.

12.	Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.	Allocation of earnings to the realizable profit reserve

No allocation of earnings to realizable profit reserve was made.

14.	Allocation of earnings for statutory reserves

a.	Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the annual stockholder's meeting may resolve to set up the following reserves: I - Reserve for Dividend Equalization, II - Reserve for Working Capital Increase, and III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on capital, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) up to equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of capital stock, and its purpose is to purpose to guarantee resources for the company’s operations, being formed with funds equivalent to up to 20% of the net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

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The Reserve for Capital Increase in Investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of participating companies, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76.

Upon proposal of the Board of Direction, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed capital stock.

b.	Amount allocated to the statutory reserves

R$ 2,541,506,349.92 to the Reserve for Dividend Equalization, R$ 1,016,602,539.97 to the Reserve for Working Capital Increase and R$ 1,524,903,809.95 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to the Reserve for Dividend Equalization, up to 20% to the Reserve for Working Capital Increase and up to 50% to the Reserve for Capital Increase in Investees.

15.	Retention of earnings stipulated in capital budget

There were no retained earnings.

16.	Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.

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ATTACHMENT VII

ITEMS 12.6 TO 12.10 OF ATTACHMENT 24 OF THE CVM INSTRUCTION 480/09

With respect to each member of the issuer’s Board of Directors, which reelection will be proposed by the controlling stockholder, see the following information:

Board of Directors

Name	Pedro Moreira Salles
Age	53
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Chairman of the Board of Directors (non-executive director)
Other positions held or functions currently	President of the Strategy Committee
performed at the Issuer	President of the Appointments and Corporate
Governance Committee
President of the Personnel Committee
President of the Compensation Committee
Nominated by the controlling stockholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	43
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual

Vice Chairman of the Board of Directors (non-executive director)
Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee
Member of the Appointments and Corporate Governance Committee
Member of the Compensation Committee
Nominated by the controlling stockholder	Yes

Name	Roberto Egydio Setubal
Age	58
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on	04/19/2013
nominee election	04/25/2013
Date of investiture	-
Term of office	Annual
Vice Chairman of the Board of Directors (executive director) and C.E.O.
Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee
Member of the Capital and Risk Management Committee
Member of the Personnel Committee
Nominated by the controlling stockholder	Yes

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Name	Alfredo Egydio Setubal
Age	54
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on	04/19/2013
nominee election	04/25/2013
Date of investiture	-
Term of office	Annual
Member of the Board of Directors (executive director) and Executive Vice-President
Other positions held or functions currently performed at the Issuer	Member of the Disclosure and Trading Committee
Member of the Appointments and Corporate Governance Committee
Investor Relations Officer
Nominated by the controlling stockholder	Yes

Name	Candido Botelho Bracher
Age	54
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on	04/19/2013
nominee election	04/25/2013
Date of investiture	-
Term of office	Annual
Member of the Board of Directors (executive director) and Executive Vice-President
Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee
Member of the Personnel Committee
Nominated by the controlling stockholder	Yes

Name	Demosthenes Madureira de Pinho Neto
Age	53
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	847.078.877-91
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Member of the Board of Directors (non-executive director)
Other positions held or functions currently performed at the Issuer	Member of the Capital and Risk Management Committee
Member of the Appointments and Corporate Governance Committee
Nominated by the controlling stockholder	Yes

78

Name	Gustavo Jorge Laboissière Loyola
Age	60
Profession	PhD in Economics
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently	Member of the Board of Directors (independent director)
performed at the Issuer	Member of the Capital and Risk Management Committee
President of the Audit Committee
Nominated by the controlling stockholder	Yes

Name	Henri Penchas
Age	67
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-

Term of office	Annual
Member of the Board of Directors (non-executive director)
Other positions held or functions currently performed at the Issuer	Member of the Strategy Committee
Member of the Appointments and Corporate Governance Committee
Member of the Compensation Committee
Nominated by the controlling stockholder	Yes

Name	Israel Vainboim
Age	68
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Member of the Board of Directors (independent director)
Member of the Strategy Committee
Other positions held or functions currently performed at the Issuer	Member of the Appointments and Corporate Governance Committee
Member of the Compensation Committee
Nominated by the controlling stockholder	Yes

79

Name	Nildemar Secches
Age	65
Profession	Mechanical Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Member of the Board of Directors (independent director)
Member of the Strategy Committee
Nominated by the controlling stockholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	56
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Member of the Board of Directors (independent director)
Other positions held or functions currently	President of the Capital and Risk Management
performed at the Issuer	Committee
Member of the Compensation Committee
Nominated by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	39
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Position for which individual is being nominated	Member of the Board of Directors
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Member of the Board of Directors (executive director)
Other positions held or functions currently	Member of the Strategy Committee
performed at the Issuer	Member of the Personnel Committee
Nominated by the controlling stockholder	Yes

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With respect to each member of the Issuer’s Fiscal Council, which reelection will be proposed by the holders of controlling and preferred shares (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), information is as follows:

Fiscal Council

Name	Alberto Sozin Furuguem
Age	70
Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Position for which individual is being nominated	Effective member of the Fiscal Council
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Effective member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	Iran Siqueira Lima
Age	68
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Position for which individual is being nominated	Effective member of the Fiscal Council
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Effective member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	João Costa
Age	62
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Position for which individual is being nominated	Alternate Member of the Fiscal Council
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Alternate Member of the Fiscal Council
Nominated by the controlling stockholder	Yes

Name	José Caruso Cruz Henriques
Age	65
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	372.202.688-15
Position for which individual is being nominated	Alternate Member of the Fiscal Council
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Alternate Member of the Fiscal Council
Nominated by the controlling stockholder	Yes

81

Name	Luiz Alberto de Castro Falleiros
Age	56
Profession	Business Administrator
Individual Taxpayer’s Registry (CPF) number or passport number	024.351.769-80
Position for which individual is being nominated	Effective member of the Fiscal Council
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Effective member of the Fiscal Council
Nominated by the controlling stockholder	No (nominated by the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI/member to be elected by holders of preferred shares)

Name	Ernesto Rubens Gelbcke
Age	69
Profession	Accountant
Individual Taxpayer’s Registry (CPF) number or passport number	062.825.718-04
Position for which individual is being nominated	Alternate Member of the Fiscal Council
Date of annual general meeting to resolve on nominee election	04/19/2013
Date of investiture	-
Term of office	Annual
Other positions held or functions currently performed at the Issuer	Alternate Member of the Fiscal Council
Nominated by the controlling stockholder	No (nominated by the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI/member to be elected by holders of preferred shares)

With respect to each of the Issuer’s Board of Directors and Fiscal Council members, please provide:

a) Curriculum vitae, containing the following information:

I - Main professional experience for the past five years, indicating:

• Company name

• Position and functions inherent in the position

• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) of direct or indirect stockholders with an interest equal to or higher than 5% in a same class or type of the issuer’s securities

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MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional experience:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since January 2009 (non-executive director); Chairman of the Strategy, Appointments and Corporate Governance, Personnel and Compensation Committees since June 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2009 to April 2012.

Main activity of the company: Multiple bank, with portfolio investment

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors from 2004 to November 2008; Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chairman of the Board of Directors from 2008 to April 2012; Member of the Board of Directors since 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Information Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Totvs S.A., and

Porto Seguro S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

83

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995 and Vice-Chairman since May 2011; Chief Executive Officer and General Manager since September 2008;Chairman of the Ethics, Disclosure, and Trading Committee since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); Member of the Disclosure and Trading Committee since May 2005; Member of the Appointments and Corporate Governance Committee since June 2009, Member of the Compensation Committee since February 2011, and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from 2001 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April 2009 to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997; Vice-Chairman since January 2010; and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A., and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

84

Name: ROBERTO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Executive Vice-Chairman since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director), Chief Executive Officer since March 2003, Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy and Personnel Committees since June 2009; Member of the Capital and Risk Management Committee since May 2008; Member of the Appointments and Compensation Committee from May 2005 to April 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer since April 1994; General Manager since August 1990; Member of the Board of Directors from April 1995 to March 2003

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors since February 2003.

Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: C.E.O. from November 2008 to April 2010.

Main activity of the company: Multiple-service bank.

Itauseg Participações S.A.: Chairman of the Board of Directors since July 2005; Chief Executive Officer from March 2005 to July 2008

Main activity of the company: Holding company.

Other: President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2000 and currently President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN); Member of the Board of the International Monetary Conference since 1994 and in 2010 he was elected President of the Institution; Member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; Member of the China Development Forum since 2010.

Academic Background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Itauseg Participações S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

85

Name: ALFREDO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; Member of the Ethics, Disclosure, and Trading Committee since August 2008, and of the Investment Policies Committee from August 2008 April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2007 (executive director); Executive Vice-President and Investor Relations Officer since March 2003: Chairman of the Disclosure and Trading Committee since April 2005; Member of the Appointments and Corporate Governance Committee since June 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2008.

Main activity of the company: Holding companies of non-financial institutions.

Itaú Unibanco S.A.: Executive Vice-President since March 1996; Investor Relations Officer from 1995 to 2003; Executive Officer from 1993 to 1996; Managing Director from 1988 to 1993

Main activity of the company: Multiple-service bank, with commercial portfolio.

Others: National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: Member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: Member of the Board of Directors from 1999 to 2009; Member Committee the Guidance, Appointments and Ethics since 2009; São Paulo Museum of Modern Art – MAM Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III- Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

86

Name: CANDIDO BOTELHO BRACHER

Professional experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since May 2005; Member of the Board of Directors since November 2008 (executive director); Member of the Personnel Committee since June 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to April 2005, in charge of the Commercial, Capital Markets, and Human Resources Policies areas.

Main activity of the company: Multiple bank, with investment portfolio

BM&F Bovespa S.A.: Member of the Board of Directors since April 2009.

Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Academic Background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., and BM&F Bovespa S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

87

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (non-executive director).

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment.

Unibanco – União de Bancos Brasileiros: Vice-President from July 2005 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

ANBID: Vice-President from 2000 to 2003.

Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.

Banco Central do Brasil: Director of International Affairs from 1997 to March 1999.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic Background: Bachelor and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

88

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2006 (independent director); President of the Audit Committee since September 2008; Member of the Audit Committee from May 2007 to September 2008; Member of the Capital and Risk Management Committee since May 2008; President of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003

Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998

Main activity of the company: Consultancy on Economics

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997

Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992

Academic Background: Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getulio Vargas (RJ) in 1983.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

89

Name: HENRI PENCHAS

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Officer and Member of the Ethics, Disclosure and Trading Committee from 1995 to April 2008 and since April 2009; Member of Investment Polices and Accounting Polices Committees from August 2008 to April de 2011. Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 (non-executive director) and of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008. Member of the Compensation Committee since February 2011; Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009; Member of the Disclosure and Trading Committee from May 2005 to April 2009; and Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-Chairman from April 1997 to April 2008; Executive Vice-Chairman from April 1993 to March 1997, Executive Director from 1988 to 1993 in charge of the Economic Control Area

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Vice-Chairman of the Board of Directors from February 2003 to April 2009.

Main activity of the company: Multiple bank, with investment portfolio.

Duratex S.A.: Chief Executive Officer since August 2009 and General Director from April to August 2009; Member of the Disclosure and Trading Committee since December 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Academic Background: Bachelor´s degree in Mechanical Engineering from Universidade Mackenzie in 1968 and post-graduate degree in

Finance from Fundação Getulio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Duratex S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

90

Name: ISRAEL VAINBOIM

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009

Main activity of the company: Holding company.

Unibanco – União de Bancos Brasileiros S.A.: He joined Unibanco in 1969, elected as Executive Vice President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple service bank, with commercial portfolio

Unibanco Holdings S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; member of the Board of Directors from 1988 to 2009

Main activity of the company: Holding company.

Embraer S.A.: Member of the Board of Directors since April 2009.

Cia Iochpe-Maxion: Member of the Board of Directors since January 2008.

Souza Cruz S.A.: Member of the Board of Directors from March 2000 to April 2010.

Usiminas: Chairman of the Board of Directors from April 2010 to March 2012.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ); and master’s degree in Business Administration, MBA, from Stanford University

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Embraer S.A., Cia. Iochpe-Maxion, Souza Cruz S.A. and Usiminas, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

91

Name: NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (independent director); member of the Strategy Committee since April 2012.

Main activity of the company: Financial and industrial holding company.

WEG S.A.: Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.: Member of the Board of Directors since April 2002.

Main activity of the company: distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

BRF – Brasil Foods:Chairman of the Board of Directors since April 2007 with end of the term of office in April 2013.

Main activity of the company: food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: food industry.

Grupo Iochpe-Maxion: Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

92

Name: PEDRO LUIZ BODIN DE MORAES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); member of the Capital and Risk Management Committee since June 2009; member of the Remuneration Committee since April 2012.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from April 2003 to August 2009.

Main activity of the company: multiple-service bank, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: multiple-service bank, with commercial portfolio.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

93

Name: RICARDO VILLELA MARINO

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011; member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2008 (executive director); member of the Personnel Committee since June 2009; member of the Capital and Risk Management Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Executive Director from September 2006 to April 2010; Senior Managing Director from April 2005 to August 2006; Managing Director from April 2004 to April 2005.

Main activity of the company: multiple-service bank, with commercial portfolio.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Other: Federación Latino Americana de Bancos FELABAN: President from 2008 to 2010.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

94

MEMBERS OF THE FISCAL COUNCIL

Name: ALBERTO SOZIN FURUGUEM

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2006, alternate member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Central Bank of Brazil Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and Bookkeeper (1963/1966).

Ministry of Finance: Advisor to the Minister (Mário Henrique Simonsen term of office).

Government of the State of Rio de Janeiro: Director of the Development Bank (1975/1979) and Director of the Central Bank of Brazil (1985).

Academic background: Bachelor’s degree in Economics; post-graduate degree from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: IRAN SIQUEIRA LIMA

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003.

Main activity of the company: Holding company.

Central Bank of Brazil: Career employee from 1967 to 1993, where he held many positions, of which the following stand out: Deputy Head of the Capital Markets Inspection Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background: Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a post-graduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

95

Name: JOÃO COSTA

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of Fiscal Council since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since May 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

FEBRABAN – Brazilian Federation of Bank Associations: Effective member of the Fiscal Council from April 1997 to August 2008.

FENABAN – Brazilian Federation of Banks: Effective member of the Fiscal Council from April 1997 to August 2008.

IBCB – Brazilian Institute of Banking Science: Effective member of the Fiscal Council from April 1997 to August 2008.

State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

96

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itaueasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from December 1999 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Officer from April to October 2000.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Corhen Serviços Ltda.: ExecutivePresident since 2003.

Academic background: Law degree from Universidade de São Paulo (USP) in 1971 and post-graduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

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Name: LUIZ ALBERTO DE CASTRO FALLEIROS

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2012.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Effective member of the Fiscal Council from April 2010 to April 2012.

Main activity of the company: financial and industrial holding.

Universidade Tiradentes: Member of the Board of Directors and Coordinator of the Audit Committee since January 2009.

Perfipar: Consulting advisor since October 2011.

Banco Indusval: Effective member of the Fiscal Council from April 2010 to April 2012.

Total Agroindústria Canavieira: Effective member of the Fiscal Council since August 2011.

AES Tiete; Tupy S.A.; Instituto Energia e Meio Ambiente: Alternate member of Fiscal Council since April 2010.

Other: FASCE Assessoria e Consultoria Empresarial S/C Ltda.; partner since April 2000.

Banco Alfa de Investimento S.A.: General Manager/Commercial Director from May 1998 to February 2000.

SABESP: Superintendent of Market Relations from May 1997 to April 1998.

Banco ABC-Roma S.A.: DeputyInvestmentandUnderwriting Director from September 1991 to June 1996.

Banco Multiplic S.A.: Underwriting and Investment Analysis Manager from May 1986 to September 1991.

Cia. Suzano de Papel e Celulose: Analysis Coordinator from October 1984 to April 1986.

Academic background: Bachelor’s degree in Economics from the Universidade Estadual de Campinas (UNICAMP) in 1978; MBA in Finance from FACAMP in 2004.

II- Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco Indusval, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

98

Nome: ERNESTO RUBENS GELBCKE

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Directa Auditores and Directa PKF: Founding partner (1976) and President, registered with CVM (Brazil) and PCAOB (USA)

Arthur Andersen in Brazil: Auditor from 1965 to 1976;

S.A. Ind. Reunidas F. Matarazzo andNec do Brasil S.A.: Effective member of the Fiscal Council in 1989 and 1988, respectively;

IASB- International Accounting Standards Board: Member of the Steering Committee from January 1990 to December 1996;

CPC – Brazilian Accounting Pronouncements Committee: Effective member from 2006 to 2011;

IBGC – Brazilian Institute of Corporate Governance: Fiscal Council and Board of Directors member certifications in 2010.

Academic background: Bachelor’s degree in Accounting Science from FEA/USP, 1969. Post-graduate program from FEA USP from 1970 and 1974.Specialization in Auditing, Taxes, Costs, Computation, and Systems from Arthur Andersen, from 1965 to 1976.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

Effective member of the Fiscal Council of COPEL – Cia. Paranaense de Energia Elétrica, from 2000 to 2004.

Alternate member of the Fiscal Council of Banco do Brasil S.A. in 2005; of AMBEV – Companhia de Bebidas das Américas in 2007, 2008 and 2009; and of Perdigão S.A., in 2009.

Effective member of the Board of Directors of TELET in 2002 and alternate member of the Board of Directors of AMERICEL S.A., in 2002.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please find below marital relationship, stable union or kinship extended to relatives once removed between:

a)	issuer’s management members

•	Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO)

b)	(i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries

•	Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of subsidiary Itauseg Participações S.A.) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO of the Issuer) and of Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director of the Issuer)

c)	(i) management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the controlling group of the Issuer;

•	Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO), Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director) and Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of subsidiary Itauseg Participações S.A.), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the controlling group of the Issuer;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the controlling group of the Issuer;

•	Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the controlling group of the Issuer;

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d)	(i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director) are in the management of the parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director), together with his brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the parent company Itaúsa – Investimentos Itaú S.A.;

•	Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Director), together with his brother Ricardo Egydio Setubal, is in the management of the parent company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho takes part in the management of parent company Itaúsa – Investimentos Itaú S.A;

•	Ricardo Villela Marino (member of the CA), together with his brother Rodolfo Villela Marino, is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

•	Ricardo Villela Marino (member of the CA), together with his brother Rodolfo Villela Marino, both are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) Issuer’s direct or indirect subsidiary

Except for management members Alfredo Egydio Arruda Villela Filho, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes, all the others have management positions in subsidiary companies. In addition, the management member Candido Botelho Bracher is a party to a stockholder’s agreement relating to the shares of Banco Itaú BBA S.A.

b) Issuer’s direct or indirect parent company

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal, are parties to the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group as well as of other companies controlled by Itaúsa.

c) if relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None

Other relevant information

Not applicable

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ATTACHMENT VIII

ITEM 13 OF ATTACHMENT 24 OF CVM INSTRUCTION Nº 480/09- MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of its business, enabling the Issuer to achieve sustainable results.

The Issuer believes that its compensation policy strengthens and creates better conditions for its development, as well as for the development of its management members and employees, always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy is established, it takes into account values aligned with those adopted by the market, the Issuer’s strategy and the effective risk management over time are considered, so as not to encourage behavior that increases risk exposure above the levels considered prudent. The Issuer favors variable compensation, which corresponds to a significant portion of the amounts paid to the management members.

Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”) has determined new rules relating to the compensation of the numbers of management members of financial institutions.

The variable compensation should be consistent with the institution’s risk management policies, of which at least fifty percent (50%) of the compensation must be paid through shares or stock-based instruments and, at least, forty percent (40%) should be deferred for payment within at least three years, and this deferred portion may be subject to claw backs, based on the results of the institution or the business area during the period of deferral. These new rules have been in force since January 1, 2012 and relate to the management compensation for the 2012 base year.

In order to comply with the Resolution on Compensation, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its executives and the executives of its controlled companies. For the latter, the shares should be transferred directly and/or through the controlled companies, with the proposal being conditional upon approval by the Issuer’s General Meeting.

Accordingly, the use of the Issuer’s preferred shares (ITUB4) to compensate the executives of the Issuer and of the companies controlled by it was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming at aligning the best governance practices introduced in this country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer has a Compensation Committee, subordinated to the Board of Directors, to discuss the compensation of the major executives of the Itaú Unibanco Conglomerate. The committee’s main duties are: a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area), by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; c) to propose, to the Board of Directors, the overall compensation amount to management members to be submitted to the General meeting; d. to prepare, on an annual basis, the “Compensation Committee Report”. The inclusion of the provisions related to the Compensation Committee in the Bylaws, under the terms of the Resolution on Compensation, was approved by the stockholders at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

In addition to the Compensation Committee, the Appointments and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to the assessment of the Board of Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer.

It is also incumbent upon this Committee to propose the division, among the members of the Board of Directors, of the amounts approved by the Annual General Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plan) and private pension plan.

Furthermore, the Issuer offers a Stock Option Plan (“Plan”) to its management members, enabling the alignment of the management members’ interests to those of the Issuer’s stockholders, as they share the same risks and gains provided by the stock appreciation. It is worth mentioning that, in accordance with the case law in Brazil, the Issuer believes that its stock option plan does not have a compensatory nature. Accordingly, in view of the information structure required under the scope of this item 13 of the Reference Form, and for information purposes only, provisions of the plan will be described throughout this item.

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b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Issuer’s Board of Directors will be composed of (i) monthly fixed fees, (ii) annual fixed fees, which will be paid through shares, and (iii) the benefit plan. The maximum compensation amounts will be established at the annual general meeting.

The Issuer favors stock-based compensation that, in addition to attracting, motivating and integrating the management members into the institution’s development process in the medium and long terms, this compensation offers management members the opportunity to benefit from the appreciation that their work and dedication has brought to the capital stock of the Issuer.

In the event that a member of the Issuer’s Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers.

Additionally, in exceptional and fully justified cases, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines contained in the Resolution on Compensation.

Board of Officers

The annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees, (ii) variable compensation (special fees and profit sharing, paid on an annual basis, 50% of which will be paid in shares), and (iii) the benefit plan. The maximum compensation amounts are defined at the annual general meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In 2012, the Issuer privileged variable compensation, which corresponded to the largest portion of total compensation paid to the members of the Board of Officers. In view of the Resolution on Compensation, fifty percent (50%) of the variable compensation was paid in shares, on a deferred basis.

In addition to compensation, the members of the Board of Officers are entitled to participate in the stock option plan. This plan aligns the management members’ interests with those of the Issuer’s stockholders, as they share the same risks and gains provided by their stock appreciation.

Finally, regarding particularly those members of the Board of Officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. Even though they are not impacted by the results from the business areas, they are subject to any impact arising from the Issuer’s results.

Fiscal Council

The total annual compensation of the members of the Fiscal Council is established at the annual general meeting, subject to the approval of the Board of Directors. Pursuant to legislation, this compensation cannot be lower, for each acting member, than ten percent (10%) of the fixed compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing assigned to officers). Thus, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees, and (ii) a benefit plan.

For those members of the Audit Committee who are also part of the Issuer’s Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

The members of the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii - The proportion of each element in the total compensation

In 2012, for the Issuer’s Board of Directors, the monthly fixed fees, annual fixed fees and benefits corresponded to 56%, 39% and 5%, respectively, of the total amount received by the members of the Board of Directors.

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For the Issuer’s Board of Officers, the monthly fixed compensation, variable compensation and benefits corresponded to 12%, 86% and 2%, respectively, of the total amount received by the officers in 2012.

Regarding the Fiscal Council, the fixed compensation of its members corresponds to one hundred per cent (100%) of total compensation.

In 2012, for the Issuer’s Audit Committee, the monthly fixed compensation and benefits corresponded to 96% and 4% of total compensation, respectively.

It should be noted that (i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the amounts paid and (ii) the composition of the amounts is variable according to the difference of behavior of each component of compensation: on the one hand, the stability of the fixed compensation and benefits, and on the other hand, the instability of the variable compensation. The variable compensation is influenced by the individual performance, the results of the business area and of the Issuer.

iii - Calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management members in the Issuer’s businesses.

Variable compensation (special fees and annual profit sharing)

Variable compensation takes into consideration the influence of three factors on the variable compensation base amount: (a) the Issuer’s results, (b) the results of the business area, and (c) the individual management member’s performance.

Benefit plan

The benefit plan is compatible with market practices, taking into consideration that the main benefits include health care and private pension plans.

iv. Reasons that justify the composition of compensation

The Issuer favors variable compensation, which corresponds to the most significant portion of the amounts paid to management members. This practice is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion as their performance benefits the Issuer and its stockholders.

Beginning in 2012, taking into consideration the Resolution on Compensation, fifty percent (50%) of variable compensation was paid in shares, on a deferred basis.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The variable compensation (special fees and profit sharing) represents a significant portion of the amounts paid to management members and is significantly influenced by performance indicators. The first performance indicator to be taken into consideration when setting the amount of this portion of the compensation is the Issuer’s income. Subsequently the performance indicator taken into consideration is the performance of the business area. Finally, for officers, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators relating to goals in relation to the other areas of the Issuer.

Monthly fixed fees and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

d) How the compensation is structured to reflect the evolution of performance indicators:

As mentioned above, a significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

As mentioned in item “c” above, the Issuer favors variable compensation, which represents a significant portion of the total amount received by management members. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion as their performance benefits the Issuer and its stockholders.

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Given that the compensation of management is ultimately affected by the results of the Issuer, including the risks assumed by the latter, we believe that the compensation policy is effective in aligning management’s interests with those of the Issuer.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Directors and the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in sub-item 13.2 already include the total compensation paid by the Issuer and its subsidiaries.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s shareholding control:

At present, there is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s stockholding control.

13.2. With respect to the compensation recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2013 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	16.00	6.00	30.00
Annual fixed compensation	15,090,000	25,395,500	926,100	41,411,600
Salary or management fees	8,160,000	19,980,000	756,000	28,896,000
Direct and indirect benefits	220,000	920,000	N/A	1,140,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	6,710,000	4,495,500	170,100	11,375,600
Variable compensation	-	97,894,500	N/A	97,894,500
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	See below	See below	N/A	N/A
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation
(special fees and INSS)	-	97,894,500	N/A	97,894,500
Post-employment benefits	410,000	1,710,000	N/A	2,120,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	See below	See below	N/A	See below
	15,500,000	125,000,000	926,100	141,426,100

For 2013, it is proposed that the Annual Stockholders’ Meeting approve an aggregate compensation amount of R$140,500,000 to be paid to the management bodies, being up to R$15.5 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For the Fiscal Council, it is proposed that the Annual Stockholders’ Meeting approve monthly individual compensation of R$15,000 to the effective members and R$6,000 to the alternate members. The approved compensation amounts may be paid in local currency and in shares of the Issuer or in any other form the management finds convenient. The amounts shall be paid in the proportions described in the table above.

In addition to the amounts established at the general meeting, the members of the Board of Directors and the Board of Officers shall receive as compensation a share of the Issuer’s profits, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, is limited to amount of annual compensation of management members or ten percent (10%) of the Company’s profits, whichever is lower. Also, on a non-compensatory basis, stock options are granted to the management members, pursuant to the Issuer’s Stock Option Plan. The amounts related to profit sharing and the granting of stock options are not included in the table above, which only reflects the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the annual general meeting.

Note:

Due to Empresas.Net (CVM’s system) systemic structure, the amounts in "Other(special fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

Total compensation for 2012 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	7.33	16.58	6.00	29.00
Annual fixed compensation	12,422,016	15,591,434	749,700	28,763,150
Salary or management fees	6,960,000	12,229,219	612,000	19,801,219
Direct and indirect benefits	137,561	610,641	N/A	748,201
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,324,455	2,751,574	137,700	8,213,730
Variable compensation	8,859,912	98,159,408	N/A	107,019,320
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	8,859,912	50,164,183	N/A	59,024,095
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation
(special fees and INSS)	-	47,995,225	N/A	47,995,225
Post-employment benefits	327,503	1,031,168	N/A	1,358,670
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	1,079,217	35,318,841	N/A	36,398,058
Total compensation	22,688,648	150,100,851	749,700	173,539,199

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In 2012, the Annual Stockholders’ Meeting approved an aggregate compensation amount of up to R$13 million, to be paid to the members of the Board of Directors, while R$125 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$12 thousand for effective members and R$5 thousand for alternate members. The approved compensation may be paid in local currency, shares of the Issuer or in any other form the administration finds convenient. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2012 (i) a shares of the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. In the table above, besides the amounts recognized in the financial statements related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits, and the granting of stock options.

It should be noted that, under the scope of the proposal approved at the extraordinary General Meeting held on April 20, 2012, the total number of the options to be used for compensation purposes, pursuant to the Resolution on Compensation for each fiscal year, and the options to be granted for the purposes of the Stock Option Plan in each fiscal year, shall not exceed 0.5% of the total shares of the Issuer that the majority and minority stockholders hold at the year-end balance sheet date. In the event that in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the difference may be added for compensation or shares granting purposes in any of the 7 subsequent years.

Notes:

I. Beginning in 2012, and taking into consideration the Resolution on Compensation, the variable compensation was paid 50% in shares, on a deferred basis. This amount is included under item “Variable Remuneration”, in the table above, and it is not applied to item “Stock-based compensation.” For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was paid and is recognized in the financial statements.

II. Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in "Other (special fees and/or INSS)" refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

III. There are four members of the Board of Directors of the Issuer who also perform executive functions, and for this reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. For 2012, this note is also applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

IV. The compensation of many of the members of the Board of Directors and Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries.

V. The average compensation amount per member in 2012 was: Board of Directors, R$3,095 thousand and Board of Officers R$9,053 thousand.

VI. The amounts mentioned in the item “Stock-based compensation,” correspond to the amount of the stock options granted to the management members, with are not compensatory in nature.

Total compensation for the year of 2011 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	14.92	5.17	28.08
Annual fixed compensation	3,655,679	11,461,684	688,450	15,805,813
Salary or management fees	2,914,500	9,001,522	562,000	12,478,022
Direct and indirect benefits	85,417	434,820	N/A	520,237
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,025,342	126,450	2,807,555
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	66,653,323	N/A	66,653,323
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	37,860,383	N/A	37,860,383
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation
(special fees and INSS)	N/A	28,792,940	N/A	28,792,940
Post-employment benefits	124,965	812,174	N/A	937,139
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation	834,048	32,310,605	N/A	33,144,654
Total compensation	4,614,692	111,237,787	688,450	116,540,929

In 2011, the Annual Stockholders’ Meeting approved the aggregate compensation amount of up to R$11 million, to be paid to the members of the Board of Directors, while R$115 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved a monthly individual compensation of R$12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively spent.

In addition to the compensation established at the general meeting, the management members received in 2011 (i) a share in the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. The amounts recognized in the financial statements in relation to expenses are described in the table above.

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Notes:

I. There were five members that comprise the Board of Directors of the Issuer who also performed executive functions, which is the reason their compensation were defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. Also for 2011, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

II. The compensation of several members of the Board of Directors and Board of Officers was provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries.

III. The average compensation amount per member in 2011 was: Board of Directors, R$577 thousand and Board of Officers R$7,457 thousand;

IV. The amounts mentioned in item “Stock based compensation," correspond to the amount of the stock options granted to management members, which are not compensatory in nature.

Aggregate compensation for year 2010 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	15.67	5.42	29.09
Annual fixed compensation	3,682,454	11,488,008	706,825	15,877,287
Salary or management fees	2,914,500	8,953,504	577,000	12,445,004
Direct and indirect benefits	112,191	519,966	N/A	632,157
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,014,538	129,825	2,800,126
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	82,191,168	N/A	82,191,168
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	44,477,350	N/A	44,477,350
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation
(special fees and INSS)	N/A	37,713,818	N/A	37,713,818
Post-employment benefits	97,659	3,517,995	N/A	3,615,654
Benefits arising from termination of mandate	N/A	1,827,660	N/A	1,827,660
Stock-based compensation	7,394,585	28,695,231	N/A	36,089,816
Total compensation	11,174,698	127,720,062	706,825	139,601,585

In 2010, the Annual Stockholders’ Meeting approved the aggregate compensation amount of up to R$10 million, to be paid to the members of the Board of Directors, while R$105 million is the compensation to be paid to members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$ 12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2010 (i) a share of the profits of the Issuer, and (ii) the granting of stock options, under the provisions of the Stock Option Plan of the Issuer (the Issuer understands that, in accordance with the current case law in Brazil, its stock option plan is not compensatory in nature). The amounts recognized in the financial statements related to these expenses are shown above

Notes:

I. There were five members of the Board of Directors of the Issuer who also performed executive functions, for which reason their compensation were defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table relating to the compensation of the Issuer’s Board of Officers. For 2010, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

II. The compensation of several members of the Board of Directors and Board of Officers was provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries.

III. The average compensation amount per member in 2010 was: Board of Directors, R$1,397 thousand and Board of Officers R$8,151 thousand;

IV. The amounts mentioned in item “Stock based compensation," correspond to the amount of the stock options granted to the management members, which is not compensatory in nature.

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13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2010		R$, except if otherwise indicated
a	body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.00	15.67	5.42	29.09
c	With respect to bonuses:
	i minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i minimum amount provided for in the compensation plan	N/A	45,969,888	N/A	45,969,888
	ii maximum amount provided for in the compensation plan	N/A	100,847,382	N/A	100,847,382
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	75,650,739	N/A	75,650,739
	iv amount effectively recognized in income or loss for last year	N/A	82,191,168	N/A	82,191,168

Note:

The “variable compensation” recognized in 2010, amounting to R$82,191,168, includes R$44,477,350 of profit sharing, R$30,786,790 of “special fees” and R$6,927,028 of INSS levied on special fees. Should the Issuer’s result be zero or negative, the minimum amount set forth in the compensation plan would be zero.

2011		R$, except if otherwise indicated
a	body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.00	14.92	5.17	28.08
c	With respect to bonuses:
	i minimum amount provided for in the	N/A	N/A	N/A	N/A
	ii maximum amount provided for in the	N/A	N/A	N/A	N/A
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i minimum amount provided for in the	N/A	41,190,701	N/A	41,190,701
	ii maximum amount provided for in the	N/A	94,236,539	N/A	94,236,539
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	67,713,620	N/A	67,713,620
	iv amount effectively recognized in income or loss for last year	N/A	66,653,323	N/A	66,653,323

Note:

I. The variable compensation, base-year 2011, in the amount of R$66,653,323, comprises R$ 37,860,383 of profit sharing, R$23,504,440 of “special fees” and R$5,288,499 of INSS on special fees.

2012		R$, except if otherwise indicated
a	body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b	number of members (people)	7.33	16.58	6.00	29.91
c	With respect to bonuses:
	i minimum amount provided for in the	N/A	N/A	N/A	N/A
	ii maximum amount provided for in the	N/A	N/A	N/A	N/A
	iii amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i minimum amount provided for in the	6,184,900	67,983,694	N/A	74,168,594
	ii maximum amount provided for in the compensation plan	10,824,900	154,777,290	N/A	165,602,190
	iii amount provided for in the compensation plan, should the targets established be achieved	8,859,912	114,770,204	N/A	123,630,116
	iv amount effectively recognized in income or loss for last year	8,859,912	98,159,408	N/A	107,019,320

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Notes:

I. The variable compensation minimum and maximum amounts presented above were indicated considering management expectations and the budget. However, the amounts may vary based on the Issuer’s net income and performance of management member and it is also possible the Variable Compensation may not be paid, in case the result is zero or negative.

II. The variable compensation of the base year of 2012 considers i) 50% of the variables actually paid that refer to this year and ii) 50% of the variable to be paid in the future in shares related to the compensation of the same year, as explained in items 13.1 and 13.2.

III.In relation to the stock-based compensation provided for 2013, see the clarifications in item 13.2.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a)	The general terms and conditions

The Issuer has a long-term incentive plan, based on a Stock Option Plan (“Plan”) that will be fully described in this item 13.4.

Besides, only for informative purposes, in order to adapt the Issuer’s management compensation structure to comply with the Resolution on Compensation, as described in item 13.1, the Issuer established a management compensation policy that defines the payment of part of the variable compensation in shares, as briefly described below.

Management Members’ Compensation Policy

As mentioned in item 13.1, the Resolution on Compensation establishes that at least fifty percent (50%) of the variable compensation of the management of financial institutions must be paid through shares or share-based instruments, and at the least forty percent (40%) should be deferred for payment in at least three (3) years, and this deferred portion may be subject to clawbacks, based on the result of the institution or the business area during the period of deferral. These new rules have been in force since January 1, 2012 and are applicable to management compensation for the base year 2012.

The possibility of stock-based compensation was approved at the Extraordinary Stockholders’ Meeting held on April 20, 2012, and it shall be incumbent upon the Compensation Committee to structure a detailed policy regarding management compensation.

For further details of the management compensation policy, see item 13.1.

Stock Option Plan

Firstly, it is important to emphasize one more time that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan (“Plan”) is not compensatory in nature. Without prejudice and for simple information purposes, the provisions of the Issuer’s stock option plan are included in item 13.4.

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The current Plan covers the whole Itaú Unibanco Conglomerate and it is frequently revised to be adjusted for legal innovations and the Issuer's reality.

In accordance with the Plan’s provisions, the Issuer may grant stock options to its officers and members of Board of Directors, and to the management members of the controlled companies (“management members”) or to eligible employees and employees of controlled companies (“Employees”) (“Management members” and “Employees”, collectively, “Beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Personnel Committee”).

It should be noted that the Itaú and Unibanco Conglomerates had programs for stock-based compensation before the merger on November 3, 2008. The Extraordinary Stockholders’ Meeting held on April 24, 2009 approved the assumption by the Issuer of rights and obligations existing under the UnibancoPlan,became responsible for Unibanco Plan. In relation to the options granted under Unibanco´s Plan, the provisions set out therein are applicable.

Moreover, considering that Redecard S.A. (“Redecard”) went private in December 2012, and that it is impossible to deliver Redecard’s shares listed on BM&FBOVESPA in order to fulfill Redecard’s Stock Option Plan (“Redecard Plan”) obligations to its beneficiaries, in order to ensure all management members are eligible for long-term incentive programs under the same conditions, the assumption of rights and obligations under Redecard´s Plan will be submitted to approvalat the Extraordinary Stockholders’ Meeting to be held on April 19, 2013, by the Issuer, which will be responsible for this Plan. Regarding the options granted by Redecard Plan, the provisions contained therein will apply.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all of the information relating to item 13.4 refers only to the provisions of the current Plan.

The Plan is available on the website of CVM and the Issuer (www.itau-unibanco.com/ir).

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b)	The main objectives of the plan

The Plan has the primary purpose of aligning the interests of the management members with those of the Issuer's stockholders, as they share the same risks and earnings relating to the appreciation of its stocks.

c)	How the plan contributes to these objectives

The Beneficiaries receive granting of stock options to feel stimulated to contribute to the Issuer's stock good performance, since they actively participate in the results of this appreciation. Therefore, the institution fulfills the purpose of item “b” thereof, linking the management members and employees to the organization's long-term strategies. The Beneficiaries, in turn, participate in the appreciation of the Issuer’s capital stock.

d)	How the plan is inserted in the Issuer’s compensation policy

The Plan is in compliance with the principles searched for by the Issuer, taking into consideration that (i) the Beneficiaries receive stock options which link them to the Issuer’s long-term projects and results, (ii) this is an instrument to incentivize individual development and commitment, and (iii) this allows the retention of the Beneficiaries (as the benefit from the exercise of the options is received in the long term).

e)	How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

The Plan is aligned with the interests of the Issuer and its Beneficiaries, since it enables the Beneficiaries to become stockholders of the Issuer, under the terms and conditions established in the Plan, encouraging them to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders’. Additionally, the Plan encourages the retention of the Company’s top executives and employees.

f)	Maximum number of shares covered

The sum of shares to be used for compensation purposes, pursuant to the Resolution on Compensation, and the options to be granted are subject to limits established by the Plan (see sub item “g” of this item).

g)	Maximum number of options to be granted

The Personnel Committee shall be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

However, the sum of the shares to be used for compensation, pursuant to the Resolution on Compensation, and the options to be granted in any given year shall not exceed the limit of 0.5% of the total shares of the Issuer that the majority and minority stockholders hold at the year-end balance sheet date. If in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the difference may be added when options are granted in any of the seven subsequent years.

h)	conditions for the purchase of shares

The shares are purchased under the Plan, within the exercise period, provided that the vesting period has elapsed (see sub-item “j” below), upon payment of the strike price (see sub-item “i” below). In addition, options can be cancelled in certain situations, this as the termination of the relationship (statutory or employment) between the Beneficiary and the Issuer and its controlled companies, before the vesting period (see sub-item “n” below).

i)	criteria for fixing the purchase or exercise price

The strike price will be set by the Personnel Committee when the option is granted and it may be based on one of the following parameters:

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer during the trading sessions of BM&FBOVESPA for the three months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is permitted. The prices established shall be adjusted up to the last day of the month prior to the option exercise at the IGP-M, or in its absence, at the index stipulated by the Personnel Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions on BM&FBOVESPA.

In the case of partner options: for those Beneficiaries who, at the Committee’s discretion and upon the use of performance and leadership assessment tools, were deemed to have shown outstanding performance and potential, the Committee may offer options for which the strike price is paid through the performance of a positive covenant. This obliges the beneficiary to invest some or all of the net profit sharing received in relation to prior year in the Issuer’s shares, and to keep the ownership of these shares unchanged and without any type of liens from the option grant date until the option exercise date.

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The shares purchased by the Beneficiaries to comply with positive covenants related to the partners’ options may either be acquired from the Issuer’s Treasury or another mechanism may be adopted to provide effects equivalent to the purchase of shares and the counter-entry in Options, as resolved by the Personnel Committee. In the event that the purchase is carried out, it may be effected through the delivery of the shares as ADRs, representing one preferred share of the Issuer traded on the NYSE. For the purpose of any delivery of shares, the Personnel Committee shall establish the purchase price, which should be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the thirty days prior to the establishment of this price.

j)	criteria for defining the exercise period

The options can only be exercised after the vesting period and outside of the black-out periods established by the Personnel Committee. The vesting period of each series shall be defined by the Committee at the time of issue, and may vary between one year and seven years, counted from the issue date.

k)	type of option settlement

There are two types of option settlement for the strike price:

In the case of simple options: at the time when an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

In the case of partner options: confirmation of the performance of positive covenants mentioned in sub-item “e” of this item.

l)	restriction on the transfer of shares

The availability of the shares subscribed by the Beneficiaries upon the exercise of the option may be subject to additional restrictions, as may be resolved by the Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of this unavailability, may be defined by the Committee in view of the program applicable to each Beneficiary.

m)	criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as the organization of subscription works, significant market fluctuations or legal regulatory restrictions. In addition, the plan may only be amended or terminated following a proposal from the Personnel Committee to the Board of Directors and after approval at the General meeting.

n)         effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the options of the management members of the Issuer and/or of the companies controlled by it and who resign or are dismissed from the position shall have their options automatically terminated. However, this automatic termination shall not occur in the case that the employee’s departure is concurrent with their election to a management member position at the Issuer or one of its controlled companies. If the management member now occupies another statutory position at the Issuer or in its controlled companies, the option will not be automatically effective.

In the case of the member’s death, the vesting period is terminated and her/his successors may exercise them until the end of the remaining effective period of the effective member’s options.

In addition to the previously mentioned cases, the Personnel Committee may, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, choose not to terminate these options.

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13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the previous fiscal year

		Board of Directors (*)			Board of Officers			Fiscal Council
Company		Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	2,853,550	4,656,734	7,510,284	9,323,700	7,272,685	16,596,385	33,500	845,200	878,700

Controlling	Companhia EJohnston de Participações	400	800	1,200	-	-	-	-	-	-
Company	Companhia ESA	260,246,947	-	260,246,947	124,143,440	-	124,143,440	-	-	-
	Itaúsa - Investimentos Itaú S.A.	260,246,947	154,045,325	414,292,272	124,143,440	36,943,173	161,086,613	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	2	-	2	1	-	1	-	-	-

(*) Except those considered on the Board of Officers

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13.6. With respect to the stock-based compensation to the board of directors and statutory executive board recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

2010
a	Body	Board of Directors
b	number of members (average)	8
	option granting year	2005		2007		2008		2009
c	with respect to each granting of stock options:
	i grant date		2/1/05		3/21/07		5/14/08		8/10/09
	ii number of options granted		105,417		227,703		75,901		874,167
	iii term for the options to become exercisable		1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		01/04/12
	iv maximum term for the exercise of the options		12 months		12 months		12 months		31/12/2014
	v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		N/A
	vi weighted average strike price of each of the following share groups:
	- outstanding at the beginning of the year	R$	15.31	R$	32.32	R$	40.17	R$	27.43
	- lost during the year		-		-		-		-
	- exercised during the year	R$	15.96		-		-		-
	- expired during the year	R$	15.89		-		-		-
d	fair value of the options at grant date	R$	11.04	R$	12.27	R$	18.06	R$	11.35
e	potential dilution in the case of exercise of all options granted		0.002%		0.005%		0.002%		0.019%

Continued
a	body							Board of Statutory Officers
b	number of members (average)							19
	option granting year	2004		2005				2006				2007					2008								2009					2010
c	with respect to each granting of stock options:
	i grant date	2/16/04		2/1/05		2/21/05		2/21/06		7/4/06		2/14/07		9/3/07			2/11/08		3/3/08			9/3/08			3/3/09		3/6/09			4/17/10			8/17/10			8/30/10			9/30/10
	ii number of options granted	631,812		48,489		2,979,625		3,517,250		158,127		3,822,500		24,743			3,699,847		44,468			8,252			6,291,340		205,368			2,130,176			103,841			235,784			888,608
	iii term for options to become exercisable	01/01/09		1/3 per year after 3 years		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12		50% after 3 years and 50% after 5 years			01/01/13		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/01/14		50% after 3 years and 50% after 5 years			01/01/15			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years
	iv maximum term for the exercise of the options	31/12/11		12 months		31/12/12		31/12/13		12 months		31/12/14		-			31/12/15		-			-			31/12/16		-			31/12/17			30/09/15			30/09/15			31/10/15
	v term of restriction for the transfer of shares	years for 50%		2 years for 50%		years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		Without restriction			2 years for 50%		Without restriction			Without restriction			2 years for 50%		Without restriction			2 years for 50%			50%: 08/1/15 and 50%: 08/17/18			5 50%: 08/17/15 and 50%: 08/17/18			5 50%: 09/30/15 and 50%: 09/30/18
	vi weighted average strike price of each of the following share groups:
	- outstanding at the beginning of the year	R$	11.52	R$	15.31	R$	16.21	R$	24.12	R$	25.62	R$	30.72			(1)	R$	35.41			(1)			(1)	R$	23.16			(1)	37,52		(2)			(1)			(1)			(1)
	- lost during the year									-		R$	33.39				R$	38.49			(1)			(1)	R$	25.17			(1)	R$	40.38
	- exercised during the year	R$	12.26	R$	15.69	R$	16.50	-		26.73		R$	31.19			(1)	-		-			-			R$	24.92	-			-			-			-			-
	- expired during the year	-		R$	15.89	-		-		26.69						(1)	-		-			-			-		-			-			-			-			-
d	fair value of the options at grant date	R$	4.20	R$	11.04	R$	6.20	R$	10.27	R$	12.42	R$	8.70	R$	32.35		R$	5.69	R$	29.31		R$	25.73		R$	4.25	R$	17.31		R$	12.22		R$	33.67		R$	32.48		R$	35.73
e	potential dilution in the case of exercise of all options grated	0.014%		0.066%				0.080%				0.084%							0.082%						0.142%								0.073%

Note:

1. (1) Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of fiscal year.

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2011
a	body		Board of Directors
b	number of members (average)		7
	option granting year		2007		2008		2009
c	with respect to each granting of stock options:
	i	grant date		3/21/07		5/14/08		8/10/09
	ii	number of options granted		227,703		75,901		874,167
	iii	term for the options to become exercisable		1/3 per year after 3 years		1/3 per year after 3 years		01/04/12
	iv	maximum term to exercise options		12 months		12 months		31/12/14
	v	term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		N/A
	vi	weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year		R$	34.60	R$	42.99	R$	30.45
	. lost during the year			35.34		-		-
	. exercised during the year			-		-		-
	. expired during the year			35.34		-		-
d	fair value of options on the grant date			12.27		18.06		11.35
e	potential dilution in the case of exercise of all the options granted			0.005%		0.002%		0.019%

Continuation
a	body	Board of Statutory Officers
b	number of members (average)	18
	option granting year	2004		2005		2006				2007				2008				2009				2010								2011
c	with respect to each granting of stock options:

	i grant date	2/16/04		2/21/05		2/21/06		7/4/06		2/14/07		9/3/07		2/11/08		3/3/08		3/3/09		3/6/09		4/17/10		8/17/10		8/30/10		9/30/10		4/19/11		2/28/11		8/19/11
	ii number of options granted	186,312		1,080,375		2,637,250		105,417		2,392,500		7,561		2,997,085		36,541		4,595,580		188,226		1,891,944		74,471		235,784		705,396		2,821,538		524,333		474,177
	iii term for the options to become exercisable	01/01/09		01/01/10		01/01/11		1/3 per year after 3 years		01/01/12		50% after 3 years and 50% after 5 years		01/01/13		50% after 3 years and 50% after 5 years		01/01/14		50% after 3 years and 50% after 5 years		01/01/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years
	iv maximum term to exercise options	31/12/11		31/12/12		31/12/13		12 months		31/12/14		-		31/12/15		-		31/12/16		-		31/12/17		30/09/15		30/09/15		31/10/15		31/12/18		31/03/16		30/09/16
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 08/17/15 and 50%: 08/17/18		50%: 30/09/15 and 50%: 30/09/18		2 years for 50%		50%: 02/28/16 and 50%: 02/28/19		50%: 08/19/16 and 50%: 08/19/19
	vi weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	12.79	R$	18.00	R$	26.78	R$	27.42	R$	34.10		(1)	R$	39.32		(1)	R$	25.71		(1)	R$	41.77		(1)		(1)		(1)	40,80	(2)		(1)		(1)
	. lost during the year							-		-				40.46		-		-		-		-		-		-		-		-		-
	. exercised during the year	12.83		18.35		27.39		28.45		-		-		-		-		-		-		-		-		-		-		-		-		-
	. expired during the year	13.46		-		-		28.49		-		-		-		-		-		-		-		-		-		-		-		-		-
d	fair value of options on the grant date	4.20		6.20		10.27		12.86		8.70		31.68		5.69		32.83		4.25		17.31		12.22		33.67		32.48		35.73		11.02		32.84		23.69
e	potential dilution in the case of exercise of all the options granted	0.004%		0.024%		0.060%				0.053%				0.066%				0.105%			0.064%									0.084%

Note:

1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2.	Weighted average strike price on the grant date, since the options were granted after the beginning of fiscal year.

113

2012
a	body		Board of Directors
b	number of members (average)		8
	option granting year		2007		2008											2009					2010								2011								2012
c	with respect to the granting of stock options:
	i	grant date	3/21/07				2/29/08			3/3/08			9/3/08			3/6/09			8/10/09		4/17/10		8/30/10			9/30/10			2/28/11			4/19/11		8/19/11			4/27/12
	ii	number of options granted	151,802		5/14/08		33,474			39,905			46,709			70,315			874,167		117,617		7,004			19,904			20,604			137,620		8,890			160,017
					75,901
	iii	term for the options to become exercisable	50%: 03/21/11 and 50%: 03/21/12		1/3 per year after 3 years		03/09/12			03/03/13			03/09/13			06/03/12			01/04/12		01/01/15		50% after 3 years and 50% after 5 years after			50% after 3 years and 50% 5 years			50% after 3 years and 50% after 5 years			01/01/16		50% after 3 years and 50% after 5 years			01/01/17

	iv	maximum term for the exercise of the options	12 months		12 months		-			-			-			-			31/12/14		31/12/17		30/09/15			31/10/15			31/03/16			31/12/18		30/09/16			31/12/19

	v	term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		without restriction			without restriction			without restriction			without restriction			N/A		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28//19			2 years for 50%		50%: 08/19/16 and 50%: 08/19/19			2 years for 50%

	vi	weighted average strike price of each of the following share groups:
		. outstanding at the beginning of the year	R$	37.03	R$	46.02			(1)			(1)			(1)			(1)	R$	32.01	R$	43.90			(1)			(1)			(1)	R$	42.88			(1)	R$	32.07	(2)
		. lost during the year	R$	37.27	R$	46.72	-			-			-			-			-		-		-			-			-			-		-			-
		. exercised during the year	-		-		-			-			-			-			-		-		-			-			-			-		-			-
		. expired during the year	R$	37.27	R$	46.72	-			-			-			-			-		-		-			-			-			-		-			-
d		fair value of the options on the grant date	R$	12.78	R$	18.06	R$	30.99		R$	31.90		R$	24.76		R$	17.31		R$	11.35	R$	12.22	R$	32.48		R$	35.73		R$	32.84		R$	11.02	R$	23.69		R$	7.82
e		potential dilution in the case of exercise of all options granted	0.003%				0.004%									0.021%													0.003%			0.004%					0.004%

Continued
a	body	Board of Statutory Officers
b	number of members (average)	18
	option granting year	2006				2007					2008					2009					2010											2011								2012
c	with respect to the granting of stock options:

	i grant date	2/21/06		7/4/06		2/14/07		9/3/07			2/11/08		3/3/08			3/3/09		3/6/09			4/17/10		8/17/10			8/30/10			9/30/10			2/28/11			4/19/11		8/19/11			2/24/12			4/27/12

	ii number of options granted	2,475,457		52,707		2,359,500		7,561			2,379,161		18,270			4,569,510		188,226			1,877,525		120,212			190,043			705,396			567,190			2,816,924		432,195			488,570			3,026,850

	iii term for the options to become exercisable	01/01/11		04/07/11		01/01/12		03/09/12			01/01/13		03/03/13			01/01/14		50% after 3 years and 50% after 5 years			01/01/15		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/01/16		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/01/17

	iv maximum term for the exercise of the options	31/12/13		12 months		31/12/14		-			31/12/15		00/01/00			31/12/16		00/01/00			31/12/17		30/09/15			30/09/15			31/10/15			31/03/16			31/12/18		30/09/16			31/03/17			31/12/19

	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		without restriction			2 years for 50%		without restriction			2 years for 50%		without restriction			2 years for 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28/19			2 years for 50%		50%: 08/19/16 and 50%: 08/19/19			50%: 02/24/17 and 50%: 02/24/20			2 years for 50%

	vi weighted average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	28.15	R$	29.35	R$	41.32			(1)	R$	41.32			(1)	R$	27.02			(1)	R$	43.90			(1)			(1)			(1)			(1)	R$	42.88			(1)			(1)	R$	32.07	(2)
	. lost during the year	-		29.89		-		-			-		-			-		-			-		-			-			-			-			-		-			-			-
	. exercised during the year	R$	28.20	-		-		-			-		-			-		-			-		-			-			-			-			-		-			-			-
	. expired during the year	-		R$	29.89	-		-			-		-			-		-			-		-			-			-			-			-		-			-			-
d	fair value of the options on the grant date	R$	10.27	R$	13.22	R$	8.70	R$	31.68		R$	5.69	R$	31.90		R$	4.25	R$	17.31		R$	12.22	R$	33.67		R$	32.48		R$	35.73		R$	32.84		R$	11.02	R$	23.69		R$	31.99		R$	7.82
e	potential dilution in the case of exercise of all options granted		0.055%				0.052%					0.052%					0.1041%					0.063%										0.083%								0.066%

Nota:
1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.
2.	Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

With respect to stock-based compention provided for 2013, see clarification in item 13.2.

114

13.7 With respect to the outstanding options of the Board of Directors and Board of Statutory Officers at the end of the previous year, please prepare a table containing:

a	Body		Board of Directors
b	Number of members		8
	Option granting year		2007				2008						2009			2010									2011									2012
c	With respect to the options that cannot yet be exercised
	i	Number			25,300		39,905			46,709			35,157			117,617			7,004			19,904			137,620			20,604			8,890			160,017
	ii	Date on which they can be exercised			5/14/13		3/3/13			9/3/13			3/6/14			1/1/15			50%: 08/17/13 and 50%: 08/17/15			50%: 09/30/13 and 50%: 09/30/15			1/1/16			50%: 02/28/14 and 50%: 02/28/16			50%: 08/19/14 and 50%: 08/19/16			1/1/17
	iii	Maximum term for the exercise of options			12 months		-			-			-			12/31/17			9/30/15			10/31/15			12/31/18			3/31/16			9/30/16			12/31/19
	iv	Term of restriction for the transfer of shares			2 years for 50%		without restriction			without restriction			without restriction			2 years for 50%			50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			2 years for 50%			50%: 02/28/16 and 50%: 02/28/19			50%: 08/19/16 and 50%: 08/19/19			2 years for 50%
	v	Weighted average strike price			R$	48.46			(1)			(1)			(1)	R$	47.01				(1)			(1)	R$	45.92				(1)			(1)	R$	34.34
	vi	Fair value of the options on the last day of the year			R$	19.19	R$	31.90		R$	24.76		R$	16.69		R$	12.22		R$	22.86		R$	35.73		R$	11.02		R$	32.84		R$	23.69		R$	7.82
d	With respect to the options that can be exercised
	i	Number	75,901		25,300		33,474						874,167
	ii	Maximum term for the exercise of the options	20/03/13		13/05/13		-						31/12/14
	iii	Term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		Without restriction						Without restriction
	iv	Weighted average strike price	R$	39.00	R$	48.46			(1)				R$	34.27
	v	Fair value of the options on the last day of the year	R$	13.21	R$	18.18	R$	30.99					R$	11.35
	vi	Fair value of total options on the last day of the year	R$	1,003,024	R$	460,069	R$	1,037,444					R$	9,921,795

Continued
a	Body		Board of Statutory Officers
b	Number of members		18
	Option granting year		2006		2007		200						2009						2010									2011									2012
c	With respect to the options that cannot yet be exercised
	i	Number					2,379,161			8,030			4,569,510			94,113			1,877,525			310,255			705,396			567,190			2,816,924			432,195			488,570			3,026,850
	ii	Date on which they can be exercised					1/1/13			3/3/13			1/1/14			3/6/14			1/1/15			50%: 17/08/13 and 50%: 08/17/15			50%: 09/30/13 and 50%: 09/30/15			50%: 02/28/14 and 50%: 02/28/16			1/1/16			50%: 08/19/14 and 50%: 08/19/16			50%: 02/24/15 and 50%: 02/24/17			1/1/17
	iii	Maximum term for the exercise of options					12/31/15			-			12/31/16			-			12/31/17			09/30/2015			10/31/15			3/31/16			12/31/18			09/30/2016			31/03/16			31/12/19
	iv	Term of restriction for the transfer of shares					2 years, 50%			without restriction			2 years, 50%			without restriction			2 years, 50%			50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28/19			2 years, 50%			50%: 08/19/16 and 50%: 08/19/19			50%: 02/24/17 and 50%: 02/24/20			2 years, 50%
	v	Weighted average strike price					R$	44.25				(1)	R$	28.94				(1)	R$	47.01				(1)			(1)			(1)	R$	45.92				(1)			(1)	R$	34.34
	vi	Fair value of the options on the last day of the year					R$	5.69		R$	31.90		R$	4.25		R$	16.69		R$	12.22		R$	33.07		R$	35.73		R$	32.84		R$	11.02		R$	23.69		R$	31.99		R$	7.82
d	With respect to the options that can be exercised
	i	Number	1,647,750		2,359,500
	ii	Maximum term for the exercise of the options	12/31/13		12/31/14
	iii	Term of restriction for the transfer of shares	2 years for 50%		3 years for 50%
	iv	Weighted average strike price	R$	30.14	R$	38.38
	v	Fair value of the options on the last day of the year	R$	10.27	R$	8.70
	vi	Fair value of total options on the last day of the year	R$	16,917,779	R$	20,531,897

Notes:

1.	Granting of stock options, for which the strike price is a positive covenant, according to the concept explained in item 13.4, "i".
2.	The amounts are adjusted for the events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco, etc.).
3.	As provided for in sub-item 13.4, the members of the Board of Directors of the Issuer only became eligible for the stock option plan of the Issuer in 2009. Accordingly, the stock option grants to the Board of Directors, as presented in the above table and for prior years, are stock options under the Unibanco Plan (which already provided for this possibility) or relate to members of the Board of Directors in the past were members of the Board of Officers.

4.	The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guidelines of CVM/SEP Circular Letter No. 03/2010.

115

13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

2010
		Board of
a	Body	Directors		Board of Statutory Officers
b	Number of members	1		9
	Option granting year	2005		2004		2005		2006		2007		2009
c	In relation to the options exercised, please state:
	i Number of shares		105,417		152,000		1,397,739		52,710		631,122		694,980
	ii Weighted average strike price	R$	15.96	R$	12.26	R$	16.47	R$	26.73	R$	30.63		24.92
	iii Total amount of the difference between the strike price and the market value of shares related to the options exercised:	R$	2,038,449	R$	4,018,880	R$	30,662,922	R$	304,189	R$	4,996,859	R$	11,036,282
d	In relation to the shares delivered, please state:
	i Number of shares		N/A		N/A		N/A		N/A		N/A		N/A
	ii Weighted average purchase price		N/A		N/A		N/A		N/A		N/A		N/A
	iii Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A

2011
a	Body	Board of Statutory Officers
b	Number of members	6
	Option granting year	2004		2005		2006		2008
c	With respect to the options exercised, please state:
	i Number of shares		186,312		1,080,375		143,460		18,271
	ii Weighted average strike price	R$	12.83	R$	18.34	R$	27.39		(1)
	iii Total amount of the difference between the strike price and the market value of shares relating to the options exercised:	R$	4,884,722	R$	16,917,323	R$	1,677,426	R$	680,047
d	In relation to the shares delivered, please state:
	i Number of shares		N/A		N/A		N/A		N/A
	ii Weighted average purchase price		N/A		N/A		N/A		N/A
	iii Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A

Note:

1.	Granting of stock options under the Unibanco Plan, for which the strike price is a positive covenant, according to the concept explained in item 13.4, "i".

2012
a	Body	Board of Statutory Officers
b	Number of members	4
	Option granting year	2006		2007		2009
c	With respect to the options exercised, please inform:
	i Number of shares		775,000		7,561		94,113
	ii Weighted average strike price	R$	28.20		(1)		(1)
	iii Total amount of the difference between the strike price and the market value of shares relating to the options exercised	R$	8,020,000	R$	242,330	R$	3,378,657
d	With respect to the shares delivered, please inform:
	i Number of shares		N/A		N/A		N/A
	ii Weighted average purchase price		N/A		N/A		N/A
	iii Total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A

Note:

1.	Granting of stock options from the Unibanco Plan, for which the strike price is a positive covenant, according to the concept explained in sub-item 13.4, "i".

Note:

Granting of stock options, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, ”i”.

116

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, this as an explanation of the pricing model for share and option value, indicating, at least:

a) The pricing model

Itaú Unibanco Holding adopts the Binomial model for simple options and the Black-Scholes model for partner options:

•	Binomial pricing model: assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•	Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with a constant interest rate and volatility through to the maturity of the transaction. That is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis and composed between two dates is normal.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan takes into account, for pricing purposes, the price assumptions relating to the underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The Black & Scholes pricing model used in the partner options considers the price assumptions regarding the underlying assets, dividend return rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares (ITUB4) used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the ITUB4 (Itaú Unibanco Holding preferred share), released by BM&FBOVESPA, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three (3) years of Paid Dividends, plus the Interest on Capital of the ITUB4 share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option plan;

•	Term of the option: the term of the option is set at the time of its issue;

•	Vesting period of the option: the vesting period of the option is set at the time of its Issue.

The economic assumptions used are as follows:

117

			Maximum				Risk-
		Vesting	term for the	Price of			Free
Grant		period up	exercise of	Underlying		Expected	Interest	Expected
No.	Date	to	the option	Asset	Fair Value	Dividends	Rate	Volatility

Simple Options
37th	1/13/2012	12/31/2015	12/31/2018	35,50	8,85	2.97%	5.25%	30.32%
38th	1/13/2012	12/31/2016	12/31/2019	35,50	12,45	2.97%	5.25%	30.32%
38th	04/27/2012	12/31/2016	12/31/2019	29,70	7,82	3.02%	3.91%	29.93%
Partner Options (*)
15th	2/24/2015	2/24/2015	-	36,00	32,94	2.97%	-	-
15th	2/24/2015	2/24/2017	-	36,00	31,04	2.97%	-	-
16th	2/24/2015	2/24/2015	-	36,00	32,94	2.97%	-	-
16th	2/24/2015	2/24/2017	-	36,00	31,04	2.97%	-	-
17th	6/14/2012	8/18/2014	-	29,57	27,69	3.02%	-	-
17th	6/14/2012	2/27/2014	-	29,57	28,08	3.02%	-	-
17th	6/14/2012	2/23/2015	-	29,57	27,26	3.02%	-	-
17th	6/14/2012	8/18/2016	-	29,57	26,06	3.02%	-	-
17th	6/14/2012	2/27/2016	-	29,57	26,44	3.02%	-	-
17th	6/14/2012	2/23/2017	-	29,57	25,65	3.02%	-	-

*	The fair value of partner options is measured based on the fair value of Itaú Unibanco Holding’s shares at the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from one to seven years, from the time when the option is issued up to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

d) Method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the ITUB4 share, adjusted by the IGP-M variation, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted for splits, bonuses and reverse splits.

13.10. With respect to the pension plans in effect granted to the members of the board of directors and board of statutory officers, please supply the following information in a table format:

a	Body	Board of Directors				Board of Statutory Officers
b	Number of members	1		1		6		4		2
c	Plan's name	ITAUBANCO CD (1)		Futuro Inteligente		ITAUBANCO CD (1)		Futuro Inteligente		Flexprev PGBL
d	Number of management members that have the conditions necessary for retirement		-		1		3		1		-
e	Conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age		50 years of age
f	Restated amounts of contributions accumulated in the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$	1,227,034	R$	1,151,128	R$	15,823,362	R$	1,898,833	R$	43,108
g	Total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$	48,372	R$	279,131	R$	429,008	R$	509,766	R$	31,500
h	Whether there is the possibility of early redemption and, if so, what the conditions are		No		No		No		No		No

Notes:

I.	The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

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II. (1) The Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the officers’ individual rights. Accordingly, the Issuer will await the judgment from the Superior Justice Court (“STJ”) in connection with the petition for an injunction filed by the Brazilian Institute of Financial Executives (IBEF) Rio de Janeiro against the related disclosure requirement.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s income or loss related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2010
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	59%	41%	0%

2011
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	66%	49%	0%

2012
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	80%	45%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s income or loss as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, this as commissions and consulting or advisory services provided

None.

13.15. With respect to the past three years, please indicate the amounts recognized in income or loss of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these people.

2010 - Compensation received due to the position held in the issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	115,325,991	-	115,325,991
Companies under common control	-	-	-	-

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2011 - Compensation received due to the position held in the issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	102,556,262	-	102,556,262
Companies under common control	-	-	-	-

2012 - Compensation received due to the position held in the issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	137,883,375	-	137,883,375
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

As disclosed in our financial statements published on February 5, 2013, the fees paid to key management personnel in the 2012 fiscal year were composed as follows:

Compensation of Key Management Personnel
	R$ thousand
	31/12/2012	31/12/2011
Compensation	243,708	270,993
Board of Directors	8,028	4,798
Management Members	235,680	266,195
Profit Sharing	159,026	191,923
Board of Directors	1,500	1,000
Management Members	157,526	190,923
Contribution to retirement plans	7,738	5,018
Board of Directors	4	163
Management Members	7,734	4,855
Stock Option Plan - Management members	163,384	149,629
Total	573,856	617,563

Notes:

I. The Stock Option Plan represents the value of the share purchase options granted to executives. It should be noted that, under the case law currently in force in Brazil, the Issuer believes that this award is not compensatory in nature.

II. It should be emphasized that, in compliance with CMN Resolution No.3,750, through which CPC 05 – Disclosure on Related Parties was adopted, and which was approved by the Committee on Accountancy Pronouncements (Comitê de PronunciamentosContábeis - “CPC”) on October 30, 2008, key management personnel are those persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of the entity. The amount disclosed in our financial statements refers to the compensation of the officers and directors of the Issuer, and of its subsidiaries and affiliates.

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ATTACHMENT IX

CAPITAL INCREASE

1.	Inform the amount of the increase and the new capital stock

Subscribed and paid-up capital stock, in the amount of fifteen billion reais (R$ 15,000,000,000.00), from forty-five billion reais (R$ 45,000,000,000.00) to sixty billion reais (R$ 60,000,000,000.00).

2.           Inform whether the increase will be carried out with: (a) conversion of debentures into shares; (b) exercise of the right to subscription or to subscription warrants; (c) capitalization of revenues or reserves; or (d) subscription of new stock

Capital will be increased with the capitalization of amounts recorded in revenue reserves, statutory reserve of the Company, pursuant to Article 169 of Law No. 6,404/76, through Company’s share bonus.

3.	Explain in detail the reasons for the increase and its legal and economic consequences

The capital increase is aimed at increasing the liquidity of shares as a result of adjusting their market quotation value, since the trading of shares at a more accessible level, together with a larger number of outstanding shares, will potentially generate more business and a greater financial volume, thus giving rise to added value to stockholders. New shares issued will be distributed free of charge and will benefit stockholders proportionally to their ownership interest held prior to the share bonus.

4.	Provide a copy of the fiscal council’s opinion, if applicable

Transcription of the minutes of the Fiscal Council’s Meeting held on March 28, 2013: “The Councilors have examined the Board of Directors proposal as of this date, with respect to the increase in the capital stock from R$ 45,000,000,000.00 (forty-five billion reais) to R$ 60,000,000,000.00 (sixty billion reais), through the capitalization of Revenue Reserves – Statutory Reserve, and the granting to the stockholders, in the form of a bonus, of 1 (one) new share for every 10 (ten) shares of the same type already held. Following discussion, the Councilors agreed with the justification for the proposal and opined favorably that this be submitted for the examination and approval of the stockholders in an Extraordinary General Meeting to be held on April 19, 2013, at 3:40 p.m..”

5.	In case of capital increase with stock subscription

Not applicable.

6.	In case of capital increase with capitalization of revenues or reserves

a.           Inform whether it will lead to a change in the par value of shares, if any, or the distribution of new shares to stockholders

Capital increase will not lead to the change in the par value of shares, since the Company’s shares do not have par value. Nevertheless, this capital increase will lead to the distribution of new shares to stockholders, as shown in the table included in this sub item 6, “c”, “i” below.

b.           Inform if revenues or reserves will be capitalized with or without changing the number of shares in companies with shares with no par value

Taking into account that the Company’s shares do not have par value, the capital increase will be carried out with the change in the number of shares, which is shown in the table included in this sub item 6, “c”, “i”.

c.	In case of distribution of new shares

i.	Inform the number of shares issued by each type and class

	Balance at 12/31/	Proposed	Balance after
Number of shares	2012	bonus	bonus
Outstanding common shares	2,289,284,300	228,928,430	2,518,212,730
Treasury common shares	2,100	210	2,310
Subtotal – Common shares	2,289,286,400	228,928,640	2,518,215,040
Outstanding preferred shares	2,229,095,461	222,909,546	2,452,005,007
Treasury preferred shares	52,554,239	5,255,424	57,809,663
Subtotal – Preferred shares	2,281,649,700	228,164,970	2,509,814,670
TOTAL	4,570,936,100	457,093,610	5,028,029,710

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ii.	Inform the percentage of share bonus stockholders will receive

Stockholders will be granted share bonus at the rate of ten percent (10%). Accordingly, one (1) new share of the same type will be granted to the holders of shares, as bonus share, for every ten (10) shares held, and the shares held as treasury stock also being entitled to that bonus.

iii.	Describe the rights, advantages and restrictions assigned to shares to be issued

Type	Rights	Advantages	Restrictions
Common shares	Entitled to voting rights.	• In the event a mandatory dividend amount remains after the payment of priority minimum dividend to preferred shares, a dividend equal to that of the priority dividend granted to preferred shares shall be paid.

• Profit sharing in equal conditions as those entitled to the preferred shares after being assured to common shares the dividend equal to the minimum dividend granted to preferred shares.

Preferred shares	• Entitled to priority in receiving a minimum non- cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split.	• Entitled to be included in a public offering of shares, in the event of a sale of the company’s controlling stake, thus assuring such shares a price equal to eighty percent (80%) of the value paid per voting share of the controlling stockholders, and guaranteeing a dividend at least equal to that of the common shares.	• Not entitled to voting rights.

	• Entitled to acquire the right to exercise voting rights, pursuant to Article 111, Paragraph 1 of Law No. 6,404/76, should the Company fail to pay the priority dividend for three consecutive fiscal years.	• Entitled to profit sharing under the same conditions as those enjoyed by common shares after a dividend equal to the minimum dividend granted to preferred shares are assured to common shares.

iv.          Inform the acquisition cost, in reais per share, to be assigned so that stockholders may comply with Article 10 of Law No. 9,249 of December 26, 1995

The cost assigned to share bonus is R$ 32.816035209943 per share.

v.           Inform the treatment adopted for fractions, if applicable

The share bonus shall always be granted in whole numbers, and the remaining amounts arising from share fractions shall be traded on the BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (“BM&FBOVESPA“), and the net amount earned will be made available to those stockholders registered as holders of shares previously to the share bonus. The Company will disclose more details on this procedure on a timely basis.

d.           Inform the term provided for in Paragraph 3 of Article 169 of Law No. 6,404 of 1976

The share bonus shall always be granted in whole numbers, and the remaining amounts arising from share fractions shall be traded on the BM&FBOVESPA and the net amount earned will be made available to those stockholders registered as holders of shares previously to the share bonus. The Company will disclose more details on this procedure on a timely basis, including with respect with the term, which shall not be shorter than thirty days, during which stockholders may transfer the share fractions, pursuant to Paragraph 3 of Article 169 of Law No. 6,404/76.

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e.          Inform and provide information and documentation established in item 5 above, if applicable

Not applicable.

7.           In the event of capital increase with either conversion of debentures into shares or exercise of subscription warrants

Not applicable.

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ATTACHMENT X

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION No. 481/09

Pursuant to Article 11, item II of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of article 3 and items 3.1, 6.4, 6.7, XVII and 9.5 do of the Company’s Bylaws approved by the Board of Directors at the meetings held on March 20 and 28, 2013 (“Proposal for a Statutory Amendment”), and subject to a decision by the Extraordinary Stockholders’ Meetings of the Company convened for April 19, 2013.

(I) CAPITAL INCREASE AND SHARE BONUS

The Company’s management intends to increase capital stock by fifteen billion reais (R$ 15,000,000,000.00), with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve of the Company, and this increase will be carried out through a Company’s share bonus, with the issue of 457,093,610 new book entry shares, with no par value, of which 228,928,640 are common shares and 228,164,970 are preferred shares, which will be assigned free of charge to stockholders, as share bonus, at the rate of one (1) new share to every ten (10) shares of the same type held; treasury shares shall also be entitled to that bonus. Accordingly, an amendment to article 3 of the Company’s Bylaws is being proposed to reflect the new composition of capital stock. The capitalization of reserves will enable the Company to have a higher capital stock and, therefore, the revenue reserves limits will also be increased. The delivery of the new shares to the stockholders will not have a direct economic effect on the Company, since its equity will just be divided into a higher number of shares. However, as monthly dividends will be kept at R$ 0.015 per share, total amounts monthly paid by the Company to stockholders will be increased by ten per cent (10%) after the inclusion of share bonus in the stockholding position. Regarding the stockholders, in addition to increasing the monthly dividend amount, the operation will permit trading at a more accessible level, together with a larger number of outstanding shares that will potentially generate more business and a higher financial volume, thus giving rise to added value to stockholders. Noteworthy is also the possibility of adjusting the share price, to make it compatible with the fact that the Company’s equity is divided into a higher number of shares. Finally, the share bonus will imply, for those stockholders who are individuals, the delivery of shares at the cost of R$ 32.816035209943 per share (for the purposes of the provision of Paragraph 1 of Article 47 of the Regulatory Instruction No. 1.022 of the Federal Revenue Office of Brazil, of April 5, 2010), which will change the acquisition cost of the shares held by said stockholders.

(II) INCREASE OF AUTHORIZED CAPITAL LIMIT

Proportionally to the bonus of 10% in Company’s shares, the intention is to increase the authorized capital limit, so that the Company may carry out the increase in capital stock by decision of the Board of Directors, irrespective of the statutory amendment, up to the limit of six billion six hundred million (6,600,000,000) shares, of which three billion three hundred million (3,300,000,000) are common shares and three billion three hundred million (3,300,000,000) are preferred shares. Accordingly, the proposal is to amend item 3.1 of the Bylaws to provide for the new authorized capital limits. Such rule does not have immediate economic effect on the Company that, however, in view of the proposed share bonus, continues with the prerogative of keeping the same levels of total authorized capital limits existing before the operation.

(III) IMPROVE THE WORDING ON THE TERM OF OFFICE OF THE MEMBERS OF THE BOARD OF DIRECTORS

The intention is to improve the wording on the term of office of members of the Company’s Board of Directors, in compliance with Level 1 of Corporate Governance of BM&FBOVESPA (“Level 1 Regulation”), in force since May10, 2011, so that it is expressly mentioned that the term of office is unified, as it has already been practiced in the Company. Accordingly, the proposal is to amend item 6.4 of the Company’s Bylaws to include the term “unified” in the provisions about the term of office of the Board of Directors. It is noteworthy to mention that this rule to be included in the Bylaws has already been followed by the Company, and is now reflected in the Bylaws, and has no economic effect on the Company.

(IV) INCLUSION OF THE POWERS OF THE BOARD OF DIRECTORS TO ISSUE CREDIT INSTRUMENTS AND OTHER INSTRUMENTS CONVERTIBLE INTO SHARES

The new rules of Basel III, implemented by the Provisional Measure 608/13, sets forth that credit instruments and other instruments convertible into shares issued by financial institutions may be computed for the institution’s reference equity. Therefore, the proposal is to amend item 6.7, XVII, of the Bylaws to enable the Board of Directors to resolve on the issue of credit instruments and other instruments convertible into shares. Likewise, such rule does not have any immediate economic effect on the Company, and it just makes the powers flexible for issuing credit instruments and other credits convertible into shares.

(V) ADJUSTMENT TO THE COMPANY’S NEW STRUCTURE

The Announcement to the Market made on February 21,2013, announced changes in the Company’s structure, among which is the change of the age limit for holding the C.E.O. position, which is now 62 years of age on the election date, and the maintenance of the limit of 60 years of age for the other positions in the Executive Board. Accordingly, the proposal is to amend item 9.5 of the Bylaws to present the change in the age limit for the Company’s CEO. Such rule has no economic effect on the Company.

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(VI) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (III) ABOVE

Current Wording	Proposed Wording

Article 1- DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., was incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand and one hundred) book entry shares, with no par value, being 2,289,286,400 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand and four hundred and four hundred) common and 2.281,649,700 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand and seven hundred) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 60,000,000,000.00 (sixty billion reais), represented by 5,028,029,710 (five billion, twenty-eight million, twenty-nine thousand, seven hundred and ten) book entry shares, with no par value, being 2,518,215,040 (two billion, five hundred and eighteen million, two hundred and fifteen thousand and forty) common shares and 2,509,814,670 (two billion, five hundred and nine million, eight hundred and fourteen thousand, six hundred and seventy) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).	3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,600,000,000 (six billion six hundred million) shares, being 3,300,000,000 (three billion three hundred million) common and 3,300,000,000 (three billion three hundred million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).

3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.

3.3. Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law No. 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.

3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.	Unchanged.

3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.

Article 4 - GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.

4.1. The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.	Unchanged.

4.2. Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

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4.3. - The following is the exclusive prerogative of the General Meeting	Unchanged.

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.	Unchanged.

5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be, conditioned on the prior subscription to the Statement of Consent by the management, pursuant to the provisions in Level 1 Regulation of Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).	Unchanged.

5.2. Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders’ Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.	Unchanged.

Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise individuals, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.	Unchanged.

6.1. The positions of chairman of the Board of Directors and the Chief Executive Officer or main executive of the company may not be accumulated by the one and same person.	Unchanged.

6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.	Unchanged.

6.3. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.	Unchanged.

6.4. The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.	6.4. The unified term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

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6.5. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election	Unchanged.

6.6. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members.	Unchanged.

6.7. It is incumbent on the Board of Directors:	6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company's Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a nonpermanent basis;

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction No. 390, of July 8, 2003 and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV. XIV. to elect and remove the members of the Audit and Compensation committees;

XV. to approve the operational rules that the Audit and Compensation committees may establish for their own functioning and be aware of the committees’ activities through their reports;

XVI. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1.	XVII. to decide, within the limit of authorized capital, on the increase of capital and the issue of credit instruments and other instruments convertible into shares, pursuant to item 3.1.

Article 7 -AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.

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7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of recognized competence and outstanding knowledge, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.	Unchanged.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:	Unchanged.

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.

7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.	Unchanged.

7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.

7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.

7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her compensation for the function performed as a member of the latter body.	Unchanged.

7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.	Unchanged.

7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

Unchanged.

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8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.

8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged.

8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.	Unchanged.

8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.	Unchanged.

8.2. It is incumbent on the Compensation Committee to:	Unchanged.

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the compensation policy for the company’s members of management;

III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3.921/2010.

8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.

8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.	Unchanged.

8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.	Unchanged.

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Article 9 - BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.	Unchanged.

9.1. The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.	Unchanged.

9.2. In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.	Unchanged.

9.3. Should any position become vacant, the Board of Directors may designate an Officer to act as deputy in order to complete the term of office of the substituted Officer.	Unchanged.

9.4. The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.

9.5. An Officer who will be 60 (sixty) years of age on the date of his/her election may not be elected to take office.	9.5. An officer may not be elected to take office (i) as the Chief Executive Officer if he/she is 62 (sixty-two) years of age on the date of his/her election, or (ii) in other positions of the Board of Officers if he/she is 60 (sixty) years of age on the date of his/her election.

Article 10- OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice-President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.	Unchanged.

10.1. Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.	Unchanged.

10.2. The company may be represented, jointly, (i) by an Officer and an Attorney-in-Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.	Unchanged.

10.3. It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.	Unchanged.

10.4. Executive Vice Presidents and Executive Directors are responsible for the administration of the banking operations.	Unchanged.

10.5. It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.	Unchanged.

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Article 11 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law No. 6,404/76.	Unchanged.

Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.

Article 13 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:	Unchanged.

13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.

13.2. The amount to be allocated to dividend payments to stockholders will be specified, in accordance with the provisions in Article 14 and the following rules:	Unchanged.

a) the preferred shares will have the right to the priority minimum annual dividend (article 3, sub-paragraph I);

b) the amount of the mandatory dividend that remains after the dividend payment addressed in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 15, "ad referendum" of the General Meeting.	Unchanged.

Article 14 - MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.	Unchanged.

14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	Unchanged.

14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.	Unchanged.

Article 15 - STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.	Unchanged.

15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:	Unchanged.

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

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c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; d) originating from the credits corresponding to interim dividend payments (item 14.1).

15.2. Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.	Unchanged.

15.3. Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law No. 6,404/76.	Unchanged.

15.4. From time to time when proposed by the Board of Directors, portions of these reserves will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.	Unchanged.

15.5. The reserves will be separated into different sub- accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.	Unchanged.

Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).	Unchanged.

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